4/27

04024657

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Companhia Siderurgica Blgo Mineira

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 30 2004
THOMSON FINANCIAL

FILE NO. 82- 3771 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 4/30/04

82-3771

FEDERAL PUBLIC SERVICE
CVM [BRAZILIAN SECURITIES COMMISSION]
DFP - STANDARDIZED FINANCIAL STATEMENTS
TRADE, INDUSTRIAL AND OTHER BUSINESS

DECEMBER 31, 2003

CORPORATION LAW

RECEIVED
2004 APR 27 A 11:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

THE COMPANY'S BEING LISTED WITH THE BRAZILIAN SECURITIES COMMISSION DOES NOT IMPLY ANY ASSESSMENT THEREOF AND THEREBY, AND THE COMPANY'S MANAGEMENT IS RESPONSIBLE FOR THE TRUTHFULNESS OF INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1. CVM CODE	2. COMPANY NAME	3. GENERAL TAXPAYERS REGISTRATION NUMBER
00396-4	COMPANHIA SIDERURGICA BELGO-MINEIRA	24.315.012/0001-73
4. NIRE 31300046389		

ARLS
12-31-03

01.02 - HEAD OFFICES

1. FULL ADDRESS				2. DISTRICT
Av. Carandaí, 1.115 – 21° - 26° floor				Funcionários
3. ZIP CODE 30130-915		4. CITY Belo Horizonte		5. STATE Minas Gerais
6. AREA CODE 31	7. TELEPHONE 3219-1122	8. TELEPHONE	9. TELEPHONE	10. TELEX
11. AREA CODE 31	12. FAX 3219-1307	13. FAX	14. FAX	
15. E-MAIL belgo@belgo.com.br				

RECEIVED
2004 APR 27 A 11:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

01.03 - MARKET RELATIONS DIRECTOR (Mailing Address)

1. NAME				
Marcos Piana de Faria				
2. FULL ADDRESS Av. Carandaí, 1.115 – 26° floor				3. DISTRICT Funcionários
4. ZIP CODE 30130-915		5. CITY Belo Horizonte		6. STATE Minas Gerais
7. AREA CODE 31	8. TELEPHONE 3219-1420	9. TELEPHONE	10. TELEPHONE	11. TELEX
12. AREA CODE 31	13. FAX 3219-1358	14. FAX	15. FAX	
16. E-MAIL marcos.faria@belgo.com.br				

01.04 - STANDARDIZED FINANCIAL STATEMENT REFERENCE

FINANCIAL YEAR	1. STARTING DATE OF FINANCIAL YEAR	2. CLOSING DATE OF FINANCIAL YEAR
1 - Last	January 1, 2003	December 31, 2003
2 - Penultimate	January 1, 2002	December 31, 2002
3 - Antepenultimate	January 1, 2001	December 31, 2001
4. NAME OF AUDITOR KPMG Auditores Independentes		5. CVM N° 00418-9
6. NAME OF TECHNICAL EXPERT IN CHARGE Mario Probst		7 PERSONAL TAX NO. (CPF) OF TECHNICAL EXPERT IN CHARGE 029.415.318-74

01.01 - IDENTIFICATION

1. CVM CODE	2. COMPANY NAME	3. GENERAL TAXPAYERS REGISTRATION NUMBER
00396-4	COMPANHIA SIDERURGICA BELGO-MINEIRA	24.315.012/0001-73

01.05 - BREAKDOWN OF CAPITAL STOCK

NUMBER OF SHARES (THOUSANDS)	1 DECEMBER 31, 2003	2 DECEMBER 31,2002	3 DECEMBER 31, 2001
PAID-IN CAPITAL			
1 -Shares of Common Stock	3.905.001.336	3.905.001.336	3.905.001.336
2 -Shares of Preferred Stock	3.179.127.961	3.179.127.961	2.857.543.741
3 -Total	7.084.129.297	7.084.129.297	6.762.545.077
TREASURY STOCK			
4 -Shares of Common Stock	0	0	0
5 -Shares of Preferred Stock	68,300,000	68,300,000	68,300,000
6 -Total	68,300,000	68,300,000	68,300,000

01.06 - COMPANY CHARACTERISTICS

1. COMPANY TYPE Commercial, Industrial and Others
2. STATUS Operational
3. NATURE OF OWNERSHIP CONTROL Foreign
4. ACTIVITY CODE 1140200 – Steel-making
5. MAIN ACTIVITY Fabrication of steel, rolled and wire products
6. TYPE OF CONSOLIDATION Total

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1. ITEM	2. GENERAL TAXPAYERS REGISTRATION Nº	3. COMPANY NAME

01.08 - CASH REVENUES

1. ITEM	2. EVENT	3. APPROVAL	4. REVENUE	5. PAYMENT STARTING	6. CLASS OF SHARE	7. VALUE OF REVENUE PER SHARE
01	RCA	Dec/20/2002	Interest on Equity	Feb/27/2003	ON	0,0123700000
02	RCA	Dec/20/2002	Interest on Equity	Feb/27/2003	PN	0,0136100000

01.09 - INVESTOR RELATIONS DIRECTOR

1. DATE:	2. SIGNATURE
MARCH 5, 2004	

01.01 -IDENTIFICATION

1. CVM CODE	2. COMPANY NAME	3. GENERAL TAXPAYERS REGISTRATION NUMBER
00396-4	COMPANHIA SIDERURGICA BELGO-MINEIRA	24.315.012/0001-73

02.01 - BALANCE SHEET ASSETS (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3. DEC. 31, 03	4. DEC. 31, 02	5. DEC. 31, 01
1.	TOTAL ASSETS	3.935.135	3.707.644	3.331.773
1.01	CURRENT ASSETS	872.028	971.149	811.821
1.01.01	CASH	269.040	422.246	386.249
1.01.01.01	BANK DEPOSITS	14.758	1.883	1.137
1.01.01.02	FINANCIAL INVESTMENTS	254.282	420.363	385.112
1.01.02	CREDITS	150.005	221.512	145.012
1.01.02.01	ACCOUNTS RECEIVABLE FROM CUSTOMER	150.005	221.512	145.012
1.01.03	INVENTORIES	161.251	258.698	210.041
1.01.03.01	FINISHED PRODUCTS	30.707	89.712	71.827
1.01.03.02	SEMI-FINISHED PRODUCTS	26.497	24.560	26.772
1.01.03.03	RAW MATERIALS, FUEL, CONSUMPTION MATERIALS	73.119	94.860	70.473
1.01.03.04	SPARE PARTS AND SUNDRY MATERIALS	13.817	16.700	22.585
1.01.03.05	IMPORTS UNDER WAY	17.111	32.866	18.384
1.01.04	OTHERS	291.732	68.693	70.519
1.01.04.01	TAXES TO BE RECOVERED	72.608	35.684	40.049
1.01.04.02	PAYMENTS IN ADVANCE	3.399	3.638	3.942
1.01.04.03	ADVANCES TO SUPPLIERS	907	3.148	4.280
1.01.04.04	RECEIVABLES FROM SUBSIDIARIES	20.944	14.193	7.518
1.01.04.05	DIVIDENDS FROM SUBSIDIARIES	14.214	10.311	13.316
1.01.04.06	OTHER RECEIVABLES	179.660	1.719	1.414
1.02	LONG TERM RECEIVABLES	226.858	845.434	771.006
1.02.01	SUNDRY CREDITS	179.328	147.884	105.329
1.02.01.01	ACCOUNTS RECEIVABLE FROM SALE OF FIXED ASSETS	0	6.816	8.952
1.02.01.02	COMPULSORY AND JUDICIAL DEPOSITS	167.051	128.650	93.677
1.02.01.03	OTHER CREDITS	12.277	12.418	2.700
1.02.02	CREDITS WITH RELATED PARTIES	0	607.059	570.916
1.02.02.01	WITH AFFILIATES	0	24.904	47.005
1.02.02.02	WITH SUBSIDIARIES	0	582.155	523.911
1.02.02.03	WITH OTHER RELATED PARTIES	0	0	0
1.02.03	OTHERS	47.530	90.491	94.761
1.02.03.01	INCOME TAX RECOVERABLE	41.153	82.263	72.849
1.02.03.02	REAL ESTATE INTENDED FOR SALE	4.027	4.684	2.682
1.02.03.03	TAXES AND CONTRIBUTIONS TO BE OFFSET	0	3.544	13.055
1.02.03.04	ANTECIPATED EXPENSES	2.350	0	6.175
1.03	PERMANENT ASSETS	2.836.249	1.891.061	1.748.946
1.03.01	INVESTMENTS	2.019.821	609.726	537.266
1.03.01.01	SHARES IN AFFILIATES	0	736	327
1.03.01.02	SHARES IN SUBSIDIARIES	2.013.696	604.519	534.742
1.03.01.03	OTHER INVESTMENTS	6.125	4.471	2.197
1.03.02	FIXED ASSETS	789.304	1.222.113	1.154.729
1.03.02.01	INDUSTRIAL / ADMINISTRATIVE BUILDINGS	156.059	214.354	204.113

01.01 - IDENTIFICATION

1. CVM CODE	2. COMPANY NAME	3. GENERAL TAXPAYERS REGISTRATION NUMBER
00396-4	COMPANHIA SIDERURGICA BELGO-MINEIRA	24.315.012/0001-73

02.01 - BALANCE SHEET ASSETS (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3. DEC. 31, 03	4. DEC. 31, 02	5. DEC. 31, 01
1.03.02.02	INDUSTRIAL FIXTURES AND EQUIPMENT	1.043.957	1.277.983	1.287.490
1.03.02.03	LAND	99.419	128.110	128.853
1.03.02.04	WORK IN PROCESS	19.231	138.354	57.125
1.03.02.05	EQUIPMENT BEING IMPORTED	0	0	46
1.03.02.06	ADVANCES TO SUPPLIERS	5.923	53.031	37.523
1.03.02.07	OTHERS	81.407	91.137	89.214
1.03.02.08	ACCUMULATED DEPRECIATION	(616.692)	(680.856)	(649.635)
1.03.03	DEFERRED	27.124	59.222	56.951
1.03.03.01	EXPENSES FOR BIG REPPAIRS	0	0	0
1.03.03.02	PREMIUM ON ACQUISITION OF SUBSIDIARIES	26.778	58.477	58.477
1.03.03.03	EXPANSION PROJECTS	980	27.258	18.952
1.03.03.04	EXCHANGE VARIATION (CVM 294)	0	0	0
1.03.03.05	OTHER EXPENDITURE	0	0	2.829
1.03.03.06	ACCUMULATED AMORTIZATION	(634)	(26.513)	(23.307)

01.01 - IDENTIFICATION

1. CVM CODE	2. COMPANY NAME	3. GENERAL TAXPAYERS REGISTRATION NUMBER
00396-4	COMPANHIA SIDERURGICA BELGO-MINEIRA	24.315.012/0001-73

02.02 - BALANCE SHEET LIABILITIES (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3. DEC. 31, 03	4. DEC. 31, 02	5. DEC. 31, 01
2.	TOTAL LIABILITIES	3.935.135	3.707.644	3.331.773
2.01	CURRENT LIABILITIES	646.556	860.418	569.141
2.01.01	LOANS AND FINANCING	140.422	257.208	333.967
2.01.02	DEBENTURES	8	8	5.043
2.01.03	SUPPLIERS	199.858	154.453	69.271
2.01.04	TAXES, CHARGES AND CONTRIBUTIONS	28.223	19.887	26.904
2.01.05	DIVIDENDS PAYABLE	140.941	81.095	57.392
2.01.06	ACCRUALS	48.186	183.146	11.152
2.01.07	DEBTS WITH RELATED PARTIES	15.400	77.402	9.933
2.01.08	OTHERS	73.518	87.219	55.479
2.01.08.01	SALARIES/WAGES PAYABLE	41.363	46.036	23.198
2.01.08.02	LOANS FROM SUBSIDIARIES	0	0	779
2.01.08.03	OTHER ACCOUNTS PAYABLE	32.155	41.183	31.502
2.02	LONG TERM LIABILITIES	593.756	556.633	756.856
2.02.01	LOANS AND FINANCING	268.397	339.870	401.123
2.02.02	DEBENTURES	9	15	54.554
2.02.03	ACCRUALS	321.855	212.238	290.678
2.02.04	DEBTS WITH RELATED PARTIES	0	0	0
2.02.05	OTHERS	3.495	4.510	10.501
2.03	DEFERRED INCOME	0	0	0
2.05	NET WORTH	2.694.823	2.290.593	2.005.776
2.05.01	PAID-IN CAPITAL STOCK	1.368.891	1.368.891	765.423
2.05.02	CAPITAL RESERVES	192.113	179.984	205.298
2.05.03	REVALUATION RESERVES	87.898	87.969	87.969
2.05.03.01	OWN ASSETS	58.283	58.354	58.354
2.05.03.02	SUBSIDIARIES/AFFILIATES	29.615	29.615	29.615
2.05.04	REVENUE RESERVES	1.045.873	653.749	875.523
2.05.04.01	LEGAL	43.370	15.951	85.351
2.05.04.02	STATUTORY	1.002.503	637.798	560.199
2.05.04.03	FOR CONTINGENCIES	0	0	0
2.05.04.04	FROM REALIZABLE REVENUES	0	0	0
2.05.04.05	RETAINED EARNINGS	0	0	116.825
2.05.04.06	SPECIAL FOR UNDISTRIBUTED DIVIDENDS	0	0	0
2.05.04.07	OTHER REVENUE RESERVES	0	0	113.148
2.05.05	ACCUMULATED PROFITS / LOSSES	48	0	71.563

01.01 - IDENTIFICATION

1. CVM CODE	2. COMPANY NAME	3. GENERAL TAXPAYERS REGISTRATION NUMBER
00396-4	COMPANHIA SIDERURGICA BELGO-MINEIRA	24.315.012/0001-73

03.01 - INCOME STATEMENT (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3 - JANUARY 1, 2003 TO DECEMBER 31, 2003	4. JANUARY 1, 2002 TO DECEMBER 31, 2002	5. JANUARY 1, 2001 TO DECEMBER 31, 2001
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	2.130.149	2.212.879	1.677.653
3.02	DEDUCTIONS FROM GROSS REVENUE	(520.178)	(516.548)	(395.305)
3.03	NET REVENUE FROM SALES AND/OR SERVICES	1.609.971	1.696.331	1.282.348
3.04	COST OF GOODS AND/OR SERVICES SOLD	(1.068.872)	(1.070.306)	(846.719)
3.05	GROSS PROFIT	541.099	626.025	435.629
3.06	OPERATING EXPENSES/REVENUE	201.408	(149.564)	(191.996)
3.06.01	WITH SALES	(60.285)	(58.769)	(57.791)
3.06.02	GENERAL AND ADMINISTRATIVE	(66.004)	(76.539)	(57.581)
3.06.03	FINANCIAL	69.692	(45.588)	(40.361)
3.06.03.01	FINANCIAL INCOME	44.459	255.640	120.204
3.06.03.02	FINANCIAL CHARGES	25.233	(301.228)	(160.565)
3.06.04	OTHER OPERATING INCOME	37.170	35.689	11.956
3.06.05	OTHER OPERATING EXPENSES	(94.378)	(92.232)	(32.845)
3.06.06	EQUITY	315.213	87.875	(15.374)
3.06.06.01	EQUITY INCOME	250.579	87.875	104.739
3.06.06.02	PROVISIONS FOR SUBSIDIARIES LOSSES	120.113	0	(120.113)
3.06.06.03	PREMIUM	(55.479)	0	0
3.07	OPERATING PROFITS	742.507	476.461	243.633
3.08	NON-OPERATING PROFITS	(60.239)	(60.812)	(42.165)
3.08.01	EARNINGS	1.386.259	5.959	12.196
3.08.02	EXPENSES	(1.446.498)	(66.771)	(54.361)
3.09	PROFITS BEFORE TAX/PARTICIPATIONS	682.268	415.649	201.468
3.10	PROVISIONS FOR INCOME TAX/SOCIAL CONTRIBUTION	(130.170)	(91.799)	(2.462)
3.11	DIFERRED INCOME TAX	0	0	0
3.12	PARTICIPATIONS/STATUTORY CONTRIBUTIONS	(3.700)	(4.840)	(3.400)
3.12.01	PARTICIPATIONS	(3.700)	(4.840)	(3.400)
3.12.01.01	PARTICIPATIONS OF EMPLOYEES	0	0	0
3.12.01.02	STATUTORY ATTRIBUTIONS	(3.700)	(4.840)	(3.400)
3.12.02	CONTRIBUTIONS	0	0	0
3.13	REVERSAL OF INTEREST ON EQUITY	0	0	0
3.15	PROFIT/LOSS FOR THE FINANCIAL YEAR	548.398	319.010	195.606
	NUMBER OF SHARES, EX-TREASURY (Thousands)	7.015.829.297	7.015.829.297	6.694.245.077
	PROFIT PER SHARE	0,07817	0,04547	0,02922
	LOSS PER SHARE			

01.01 - IDENTIFICATION

1. CVM CODE	2. COMPANY NAME	3. GENERAL TAXPAYERS REGISTRATION NUMBER
00396-4	COMPANHIA SIDERURGICA BELGO-MINEIRA	24.315.012/0001-73

04.01 - STATEMENT OF CHANGES IN FINANCIAL POSITION (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3 - JANUARY 1, 2003 TO DECEMBER 31, 2003	4. JANUARY 1, 2002 TO DECEMBER 31, 2002	5. JANUARY 1, 2001 TO DECEMBER 31, 2001
4.01	SOURCES	1.209.929	670.957	945.602
4.01.01	FROM OPERATIONS	692.510	433.707	351.398
4.01.01.01	PROFIT/LOSS FOR THE FINANCIAL YEAR	548.398	319.010	195.606
4.01.01.02	VALUES NOT REPRESENTING CHANGE IN WORKING CAPITAL	144.112	114.697	155.792
4.01.01.02.01	MONETARY VARIATION AND LONG TERM INTEREST	(43.585)	70.615	26.692
4.01.01.02 02	OWNERSHIP IN SUBSIDIARY AND AFFILIATED COMPANIES	(195.100)	(87.875)	(104.739)
4.01.01.02.03	CAPITAL LOSS (GAIN) FROM OWNERSHIP IN SUBSIDIARIES	0	0	0
4.01.01.02.04	DEPRECIATION AND AMORTIZATION	71.048	78.754	75.501
4.01.01.02.05	RESIDUAL VALUE FROM SALE OR WRITE-OFF PERMANENT ASSETS	148.513	13.118	0
4.01.01.02.06	LONG TERM INCOME TAX	(1.015)	(9.698)	(31.961)
4.01.01.02.07	BALANCE SHEET RESTATEMENT	0	0	0
4.01.01.02.08	INTEREST ON EQUITY RECEIVED	113.276	72.776	62.029
4.01.01.02.09	PROVISIONS FOR LOSSES AND CONTINGENCIES	50.975	(22.993)	129.520
4.01.01.02.10	OTHERS	0	0	(1.250)
4.01.02	FROM THE STOCKHOLDERS	0	56.450	42
4.01.03	FROM THIRD PARTIES	517.419	180.800	594.162
4.01.03.01	LONG TERM FINANCING	197.210	112.077	145.015
4.01.03.02	TRANSFER OF LONG TERM RECEIVABLES TO WORKING CAPITAL	0	0	0
4.01.03.03	DIVIDENDS RECEIVED AND RECEIVABLE FROM CONTR.	0	0	0
4.01.03.04	OTHER ACCOUNTS PAYABLE	320.209	68.723	94.082
4.01.03.05	REDUCTION ON EQUITY IN SUBSIDIARIES	0	0	355.065
4.02	MARKETABLE SECURITIES	1.095.188	802.906	925.227
4.02.01	PERMANENT ASSETS – INVESTMENTS	345.317	3.536	8.725
4.02.02	PERMANENT ASSETS - FIXED ASSETS	164.549	155.120	130.331
4.02.03	PERMANENT ASSETS – DEFERRED	3.776	8.443	4.091
4.02.04	IN LONG TERM RECEIVABLES	174.074	100.380	445.416
4.02.05	IN CURRENT LIABILITIES – TRANSFERRED TO WORKING CAPITAL	251.173	444.784	254.938
4.02.06	IN CURRENT LIABILITIES – OTHERS	26	0	925
4.02.07	DIVIDENDS	156.273	90.643	76.868
4.02.08	PURCHASE OF TREASURY STOCK	0	0	0
4.02.09	ADJUSTMENTS FROM PREVIOUS FINANCIAL YEARS	0	0	3.933
4.03	INCREASE / DECREASE IN WORKING CAPITAL	114.741	(131.949)	20.375
4.04	VARIANCE IN CURRENT ASSETS	(99.121)	159.328	(45.233)
4.04.01	CURRENT ASSETS AT THE START OF THE FINANCIAL YEAR	971.149	811.821	857.054
4.04.02	CURRENT ASSETS AT THE CLOSE OF THE FINANCIAL YEAR	872.028	971.149	811.821
4.05	VARIANCE IN CURRENT LIABILITIES	(213.862)	291.277	(65.608)
4.05.01	CURRENT LIABILITIES AT THE START OF FINANCIAL YEAR	860.418	569.141	634.749
4.05.02	CURRENT LIABILITIES AT THE END OF FINANCIAL YEAR	646.556	860.418	569.141

01.01 - IDENTIFICATION

1. CVM CODE	2. COMPANY NAME	3. GENERAL TAXPAYERS REGISTRATION NUMBER
00396-4	COMPANHIA SIDERURGICA BELGO-MINEIRA	24.315.012/0001-73

05.01 - NET WORTH RECONCILIATION STATEMENT FROM JAN/01/2003 TO DEC/31/2003 (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3. CAPITAL STOCK	4. CAPITAL RESERVE	5. REVALUATION RESERVES	6. RESERVES FROM PROFIT	7. ACCUMULATED PROFITS/LOSSES	8. TOTAL NET EQUITY
5.01	INITIAL BALANCE	1.368.891	179.984	87.969	653.749	0	2.290.593
5.02	ADJUSTMENTS FROM PREVIOUS FINANCIAL YEARS	0	0	0	0	0	0
5.03	INCREASE/DECREASE IN CAPITAL STOCK	0	0	0	0	0	0
5.04	REALIZATION OF RESERVES	0	12.129	(71)	0	47	12.105
5.05	TREASURY STOCK	0	0	0	0	0	0
5.06	PROFIT/LOSS FOR THE FINANCIAL YEAR	0	0	0	0	548.398	548.398
5.07	APPROPRIATIONS	0	0	0	392.125	(548.398)	(156.273)
5.07.01	TO LEGAL RESERVE	0	0	0	27.420	(27.420)	0
5.07.02	TO STATUTORY RESERVE	0	0	0	364.705	(364.705)	0
5.07.03	TO RESERVE FOR CAPITAL INCREASE	0	0	0	0	(156.273)	(156.273)
5.08	OTHERS	0	0	0	0	0	0
5.09	FINAL BALANCE	1.368.891	192.113	87.898	1.045.874	47	2.694.823

01.01 - IDENTIFICATION

1. CVM CODE	2. COMPANY NAME	3. GENERAL TAXPAYERS REGISTRATION NUMBER
00396-4	COMPANHIA SIDERURGICA BELGO-MINEIRA	24.315.012/0001-73

05.02 - NET WORTH RECONCILIATION STATEMENT FROM JAN/01/2002 TO DEC/31/2002 (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3. CAPITAL STOCK	4. CAPITAL RESERVE	5. REVALUATION RESERVES	6. RESERVES FROM PROFIT	7. ACCUMULATED PROFITS/LOSSES	8. TOTAL NET EQUITY
5.01	INITIAL BALANCE	765.423	205.298	87.969	875.523	71.563	2.005.776
5.02	ADJUSTMENTS FROM PREVIOUS FINANCIAL YEARS	0	0	0	0	0	0
5.03	INCREASE/DECREASE IN CAPITAL STOCK	603.468	(25.314)	0	(450.141)	(71.563)	56.450
5.03.01	CAPITAL INCREASE	56.450	0	0	0	0	56.450
5.03.02	RESERVES CAPITALIZATION	547.018	(25.314)	0	(450.141)	(71.563)	0
5.04	REALIZATION OF RESERVES	0	0	0	0	0	0
5.04.06	ACCUMULATED PROFITS	0	0	0	0	0	0
5.05	TREASURY STOCK	0	0	0	0	0	0
5.06	PROFIT/LOSS FOR THE FINANCIAL YEAR	0	0	0	0	319.010	319.010
5.07	APPROPRIATIONS	0	0	0	228.367	(319.010)	(90.643)
5.07.01	TO LEGAL RESERVE	0	0	0	15.951	(15.951)	0
5.07.02	TO STATUTORY RESERVE	0	0	0	212.416	(212.416)	0
5.07.03	TO RESERVE FOR CAPITAL INCREASE	0	0	0	0	(90.643)	(90.643)
5.08	OTHERS	0	0	0	0	0	0
5.09	FINAL BALANCE	1.368.891	179.984	87.969	653.749	0	2.290.593

01.01 - IDENTIFICATION

1. CVM CODE	2. COMPANY NAME	3. GENERAL TAXPAYERS REGISTRATION NUMBER
00396-4	COMPANHIA SIDERURGICA BELGO-MINEIRA	24.315.012/0001-73

05.03 - NET WORTH RECONCILIATION STATEMENT FROM JAN/01/2001 TO DEC/31/2001 (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3. CAPITAL STOCK	4. CAPITAL RESERVE	5. REVALUATION RESERVES	6. RESERVES FROM PROFIT	7. ACCUMULATED PROFITS/LOSSES	8. TOTAL NET EQUITY
5.01	INITIAL BALANCE	765.381	205.298	99.079	756.786	65.309	1.891.853
5.02	ADJUSTMENTS FROM PREVIOUS FINANCIAL YEARS	0	0	0	0	(3.933)	(3.933)
5.03	INCREASE/DECREASE IN CAPITAL STOCK	42	0	0	0	0	42
5.04	REALIZATION OF RESERVES	0	0	(11.110)	(11.884)	22.994	0
5.05	TREASURY STOCK	0	0	0	0	0	0
5.06	PROFIT/LOSS FOR THE FINANCIAL YEAR	0	0	0	0	195.606	195.606
5.07	APPROPRIATIONS	0	0	0	130.621	(195.605)	(64.984)
5.07.01	TO LEGAL RESERVE	0	0	0	9.780	(9.780)	0
5.07.02	TO STATUTORY RESERVE	0	0	0	120.841	(120.841)	0
5.07.03	TO RESERVE FOR CAPITAL INCREASE	0	0	0	0	(64.984)	(64.984)
5.08	OTHERS	0	0	0	0	(12.808)	(12.808)
5.08.01	PARTIAL REVERSAL OF RESERVE-OWN	0	0	0	0	(11.884)	(11.884)
5.08.02	INCOME TAX AND SOCIAL CONTRIBUTION ON REVALUATION RESERVES	0	0	0	0	(924)	(924)
5.09	FINAL BALANCE	765.423	205.298	87.969	875.523	71.563	2.005.776

01.01 - IDENTIFICATION

1. CVM CODE	2. COMPANY NAME	3. GENERAL TAXPAYERS REGISTRATION NUMBER
00396-4	COMPANHIA SIDERURGICA BELGO-MINEIRA	24.315.012/0001-73

06.01 - CONSOLIDATED BALANCE SHEET ASSETS (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3. DEC. 31, 2003	4. DEC. 31, 2002	5. DEC. 31, 2001
1.	TOTAL ASSETS	6.275.821	5.224.958	4.349.081
1.01	CURRENT ASSETS	1.976.985	1.609.469	1.280.394
1.01.01	CASH	671.667	534.821	443.343
1.01.01.01	BANK DEPOSITS	45.843	17.226	15.712
1.01.01.02	FINANCIAL INVESTMENTS	625.824	517.595	427.631
1.01.02	CREDITS	519.216	502.498	376.499
1.01.02.01	ACCOUNTS RECEIVABLE FROM CUSTOMERS	418.737	464.689	350.224
1.01.02.02	ACCOUNTS RECEIVABLE FROM AFFILIATE	23.941	513	12.950
1.01.02.03	DIVIDENDS RECEIVABLE FROM SUBSIDIARIES	1.785	2.593	1.177
1.01.02.04	ACCOUNTS RECEIVABLE FROM SALE OF FIXED ASSETS	0	0	0
1.01.02.05	OTHER ACCOUNTS RECEIVABLE	74.753	34.703	12.148
1.01.03	INVENTORIES	586.603	489.358	388.752
1.01.03.01	FINISHED PRODUCTS	235.883	221.118	171.342
1.01.03.02	SEMI-FINISHED PRODUCTS	88.675	44.318	41.429
1.01.03.03	RAW MATERIALS, FUEL, CONSUMPTION MATERIALS	197.527	157.337	116.833
1.01.03.04	SPARE PARTS AND MISCELLANEOUS MATERIALS	47.444	30.386	34.811
1.01.03.05	IMPORTS UNDER WAY	16.111	34.342	20.831
1.01.03.06	OTHERS	963	1.857	3.506
1.01.04	OTHERS	199.499	82.792	71.800
1.01.04.01	TAXES TO BE RECOVERED	190.890	72.449	58.053
1.01.04.02	ADVANCE PAYMENTS	4.145	4.082	2.982
1.01.04.03	ADVANCES TO SUPPLIERS	4.464	6.261	10.765
1.02	LONG TERM RECEIVABLES	1.084.106	989.199	555.043
1.02.01	MISCELLANEOUS CREDITS	785.732	523.535	284.112
1.02.01.01	ACCOUNTS RECEIVABLE FROM SALE OF PERMANENT ASSETS	0	6.816	8.952
1.02.01.02	COMPULSORY AND JUDICIAL DEPOSITS	289.281	213.140	150.399
1.02.01.03	LOANS	76.042	35.399	39.650
1.02.01.04	FINANCIAL ASSETS	0	224.513	0
1.02.01.05	OTHER CREDITS	420.409	43.667	85.111
1.02.02	CREDITS WITH RELATED PARTIES	0	340.970	126.031
1.02.02.01	WITH AFFILIATES	0	340.970	126.031
1.02.02.02	WITH SUBSIDIARIES	0	0	0
1.02.02.03	WITH OTHER RELATED PARTIES	0	0	0
1.02.03	OTHERS	298.374	124.694	144.900
1.02.03.01	INCOME TAX RECOVERABLE	263.305	107.057	120.360
1.02.03.02	REAL ESTATE INTENDED FOR SALE	24.890	4.684	2.682
1.02.03.03	TAXES AND CONTRIBUTIONS TO BE OFFSET	10.179	12.953	21.858
1.03	PERMANENT ASSETS	3.214.730	2.626.290	2.513.644
1.03.01	INVESTMENTS	176.228	621.085	548.337
1.03.01.01	EQUITY IN AFFILIATES	65.486	736	19
1.03.01.02	EQUITY IN SUBSIDIARIES	72.754	131.351	200.688

01.01 - IDENTIFICATION

1. CVM CODE	2. COMPANY NAME	3. GENERAL TAXPAYERS REGISTRATION NUMBER
00396-4	COMPANHIA SIDERURGICA BELGO-MINEIRA	24.315.012/0001-73

06.01 - CONSOLIDATED BALANCE SHEET ASSETS (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3. DEC. 31, 2003	4. DEC. 31, 2002	5. DEC. 31, 2001
1.03.01.03	OTHER INVESTMENTS	37.988	488.998	347.630
1.03.02	FIXED ASSETS	2.455.541	1.941.672	1.901.470
1.03.02.01	INDUSTRIAL / ADMINISTRATIVE BUILDINGS	529.154	410.142	392.584
1.03.02.02	INDUSTRIAL FIXTURES AND EQUIPMENT	2.580.778	1.989.856	1.949.101
1.03.02.03	SLURRY PIPELINES AND SYSTEMS	0	0	0
1.03.02.04	TIMBER TRACTS	114.533	85.963	210.556
1.03.02.05	LAND	235.322	173.423	175.969
1.03.02.06	CONSTRUCTION WORK IN PROCESS	361.559	191.823	126.461
1.03.02.07	EQUIPMENT IMPORTS UNDER WAY	4.026	2.107	3.296
1.03.02.08	ADVANCES TO SUPPLIERS	22.406	54.614	37.886
1.03.02.09	OTHERS	141.781	132.339	138.605
1.03.02.10	ACCUMULATED DEPRECIATION/DEPLETION	(1.534.018)	(1.098.595)	(1.132.988)
1.03.03	DEFERRED	582.961	63.533	63.837
1.03.03.01	EXPENDITURE ON BLAST FURNACE RENOVATIONS	0	0	0
1.03.03.02	MINING PROJECTS	0	0	0
1.03.03.04	EXPENSES WITH TECHNOLOGY AND SOFTWARES	0	0	4.983
1.03.03.05	DEFERRED EXCHANGE VARIATION	0	0	0
1.03.03.06	PRE-OPERATING EXPENSES	11.692	69.365	81.421
1.03.03.07	EXPANSION PROJECTS	6.199	23.838	19.464
1.03.03.08	EXCHANGE VARIATION (CVM 294)	0	0	0
1.03.03.09	PREMIUM IN ACQUISITION OF SUBSIDIARY	569.518	0	0
1.03.03.10	OTHER EXPENDITURES	0	0	0
1.03.03.11	ACCUMULATED AMORTIZATION	(4.448)	(29.670)	(42.031)

01.01 - IDENTIFICATION

1. CVM CODE	2. COMPANY NAME	3. GENERAL TAXPAYERS REGISTRATION NUMBER
00396-4	COMPANHIA SIDERURGICA BELGO-MINEIRA	24.315.012/0001-73

06.02 - CONSOLIDATED BALANCE SHEET LIABILITIES (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3. DEC. 31, 2003	4. DEC. 31, 2002	5. DEC. 31, 2001
2.	TOTAL LIABILITIES	6.275.821	5.224.958	4.349.081
2.01	CURRENT LIABILITIES	1.372.225	1.265.149	948.607
2.01.01	LOANS AND FINANCING	453.729	392.081	516.337
2.01.02	DEBENTURES	30.456	22.119	21.035
2.01.03	SUPPLIERS	292.847	254.031	115.720
2.01.04	TAXES, CHARGES AND CONTRIBUTIONS	118.175	80.333	73.338
2.01.04.02	CONTRIBUTIONS TO BE PAID	79.612	51.269	58.110
2.01.04.03	TAXES PAYABLE	38.563	29.064	15.228
2.01.05	DIVIDENDS PAYABLE	150.915	86.411	66.610
2.01.06	ACCRUALS	92.628	107.824	31.104
2.01.06.01	PROVISION FOR INCOME TAX	92.628	107.824	31.104
2.01.07	DEBTS WITH RELATED PARTIES	0	0	0
2.01.08	OTHERS	233.475	322.350	124.463
2.01.08.01	SALARIES/WAGES PAYABLE	84.540	72.525	46.076
2.01.08.02	LOANS FROM SUBSIDIARIES	7.385	13.497	8.717
2.01.08.04	OTHER ACCOUNTS PAYABLE	141.550	236.328	69.670
2.02	LONG TERM LIABILITIES	1.249.021	1.474.735	1.194.954
2.02.01	LOANS AND FINANCING	372.435	829.287	634.959
2.02.02	DEBENTURES	218.925	216.559	191.985
2.02.03	ACCRUALS	0	0	0
2.02.04	DEBTS WITH RELATED PARTIES	0	0	0
2.02.05	OTHERS	657.661	428.889	368.010
2.02.05.01	DEBENTURES	357.676	249.761	312.167
2.02.05.02	PROVISION FOR INCOME TAX	82.847	3.348	3.744
2.02.05.03	OTHERS	217.138	175.780	52.099
2.03	DEFERRED INCOME	0	0	0
2.04	MINORITY STOCKHOLDERS	287.841	209.142	205.299
2.05	NET WORTH	3.366.734	2.275.932	2.000.221
2.05.01	PAID-IN CAPITAL STOCK	1.368.891	1.368.891	765.423
2.05.02	CAPITAL RESERVES	192.113	179.984	205.298
2.05.03	REVALUATION RESERVES	87.898	87.969	87.969
2.05.03.01	OWN ASSETS	58.283	58.354	0
2.05.03.02	SUBSIDIARIES/AFFILIATES	29.615	29.615	0
2.05.04	REVENUE RESERVES	1.731.252	653.749	875.523
2.05.04.01	LEGAL	43.371	15.950	85.351
2.05.04.02	STATUTORY	1.002.503	637.799	560.199
2.05.04.03	FOR CONTINGENCIES	0	0	0
2.05.04.04	OF PROFITS	0	0	0
2.05.04.05	PROFITS RETAINED	685.378	0	116.825
2.05.04.06	SPECIAL FOR DIVIDENDS NOT PAID	0	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0	113.148
2.05.05	ACCUMULATED PROFITS/LOSSES	(13.420)	(14.661)	66.008

01.01 - IDENTIFICATION

1. CVM CODE	2. COMPANY NAME	3. GENERAL TAXPAYERS REGISTRATION NUMBER
00396-4	COMPANHIA SIDERURGICA BELGO-MINEIRA	24.315.012/0001-73

07.01 - CONSOLIDATED INCOME STATEMENT (THOUSAND OF REAIS)

1. CODE	2. DESCRIPTION	3 - JANUARY 1, 2003 TO DECEMBER 31, 2003	4. JANUARY 1, 2002 TO DECEMBER 31, 2002	5. JANUARY 1, 2001 TO DECEMBER 31, 2001
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	4.928.479	4.085.758	3.086.453
3.02	DEDUCTIONS FROM GROSS REVENUE	(1.148.590)	(918.672)	(717.619)
3.03	NET REVENUE FROM SALES AND/OR SERVICES	3.779.889	3.167.086	2.368.834
3.04	COST OF GOODS AND/OR SERVICES SOLD	(2.337.301)	(1.842.766)	(1.439.835)
3.05	GROSS PROFIT	1.442.588	1.324.320	928.999
3.06	OPERATING EXPENSES/REVENUES	(565.537)	(655.678)	(559.062)
3.06.01	WITH SALES	(182.795)	(137.945)	(94.041)
3.06.02	GENERAL AND ADMINISTRATIVE	(140.955)	(139.055)	(106.382)
3.06.03	FINANCIAL	(27.907)	(221.542)	(131.758)
3.06.03.01	FINANCIAL REVENUE	(38.529)	311.613	194.537
3.06.03.02	FINANCIAL CHARGES	10.622	(533.155)	(326.295)
3.06.04	OTHER OPERATING REVENUES	86.802	93.525	13.761
3.06.05	OTHER OPERATING EXPENSES	(206.195)	(291.188)	(127.777)
3.06.06	EQUITY INCOME	(94.487)	40.527	(112.865)
3.06.06.01	EQUITY	6.232	41.264	13.309
3.06.06.02	PROVISIONS FOR LOSSES IN SUBSIDIARIES	77.177	0	(120.113)
3.06.06.03	PREMIUM	(177.896)	(737)	(6.061)
3.07	OPERATING PROFIT	877.051	668.642	369.937
3.08	NON-OPERATING PROFIT	(100.429)	(92.654)	(83.643)
3.08.01	REVENUES	7.194	9.496	0
3.08.02	EXPENSES	(107.623)	(102.150)	0
3.09	PROFIT BEFORE TAXATION/PROFIT SHARING	776.622	575.988	286.294
3.10	RESERVE FOR INCOME TAX AND SOCIAL CONTRIBUTION	8.838	(208.361)	(50.053)
3.11	DEFERRED INCOME TAX	0	0	0
3.12	PROFIT SHARING/STATUTORY CONTRIBUTIONS	(3.271)	(5.936)	(4.080)
3.12.01	PROFIT SHARING	(3.271)	(5.936)	(4.080)
3.12.02	CONTRIBUTIONS	0	0	0
3.13	REVERSAL OF INTEREST ON EQUITY CAPITAL	0	0	0
3.14	MINORITY STOCKHOLDERS	(99.879)	(44.449)	(38.649)
3.15	PROFIT/LOSS FOR THE FINANCIAL YEAR	682.310	317.242	193.512
	NUMBER OF SHARES, EX-TREASURY (Thousands)	7.015.829.297	7.015.829.297	6.694.245.077
	PROFIT PER SHARE	0,09725	0,04522	0,02891
	LOSS PER SHARE			

01.01 - IDENTIFICATION

1. CVM CODE	2. COMPANY NAME	3. GENERAL TAXPAYERS REGISTRATION NUMBER
00396-4	COMPANHIA SIDERURGICA BELGO-MINEIRA	24.315.012/0001-73

08.01 - STATEMENT OF CHANGES IN FINANCIAL POSITION (THOUSANDS OF REAIS)

1. CODE	2. DESCRIPTION	3 - JAN 1, 2003 TO DEC 31, 2003	4. JAN 1, 2002 TO DEC 31, 2002	5. JAN 1, 2001 TO DEC 31, 2001
4.01	SOURCES	2.138.405	1.362.930	844.115
4.01.01	FROM OPERATIONS	1.055.144	623.787	518.550
4.01.01.01	PROFIT/LOSS FOR THE FINANCIAL YEAR	682.310	317.242	193.512
4.01.01.02	VALUES NOT REPRESENTING CHANGE IN WORKING CAPITAL	372.834	306.545	325.038
4.01.01.02.01	MONETARY VARIATION AND LONG TERM INTEREST	30.687	126.037	44.887
4.01.01.02 02	OWNERSHIP IN SUBSIDIARY AND AFFILIATED COMPANIES	171.664	(40.527)	(7.248)
4.01.01.02.03	CAPITAL LOSS (GAIN) FROM OWNERSHIP IN SUBSIDIARIES	0	0	0
4.01.01.02.04	DEPRECIATION AND AMORTIZATION AND DEPLETION	166.837	145.576	126.028
4.01.01.02.05	RESIDUAL VALUE FROM SALE OR WRITE-OFF PERMANENT ASSETS	53.508	53.994	18.232
4.01.01.02.06	LONG TERM INCOME TAX	(219.751)	9	(32.886)
4.01.01.02.07	MINORITY STOCKHOLDERS	99.879	44.449	38.649
4.01.01.02.08	BALANCE SHEET RESTATEMENT	70.010	(22.993)	138.626
4.01.01.02.09	OTHERS	0	0	(1.250)
4.01.02	FROM THE STOCKHOLDERS	0	56.456	52
4.01.02.01	CAPITAL INTEGRALIZED WITH PREMIUM	0	56.456	52
4.01.03	FROM THIRD PARTIES	1.083.261	682.687	325.513
4.01.03.01	LONG TERM FINANCING	179.647	508.931	209.872
4.01.03.02	TRANSFER OF LONG TERM RECEIVABLES TO CURRENT LIABILITIES	0	0	0
4.01.03.03	DIVIDENDS RECEIVED AND RECEIVABLE FROM SUBSIDIARIES	2.098	1.797	1.295
4.01.03.04	ADVANCE FOR FUTURE CAPITAL INCREASE	0	0	0
4.01.03.05	ASSET TRANSFER FROM PERMANENT TO CURRENT	766.964	82.075	0
4.01.03.06	OTHER ACCOUNTS	134.552	89.884	114.346
4.02	USES	1.877.965	1.350.397	949.617
4.02.01	PERMANENT ASSETS – INVESTMENTS	152.251	138.284	75.782
4.02.02	PERMANENT ASSETS - FIXED ASSETS	391.270	228.922	210.659
4.02.03	PERMANENT ASSETS – DEFERRED	7.543	8.707	5.386
4.02.04	IN LONG TERM RECEIVABLES	390.502	394.246	228.322
4.02.05	IN CURRENT LIABILITIES - TRANSFERRED TO WORKING CAPITAL	714.798	444.896	322.677
4.02.06	IN CURRENT LIABILITIES – OTHERS	627	3.877	2.665
4.02.07	DIVIDENDS	220.974	131.465	100.193
4.02.08	PURCHASE OF TREASURY STOCK	0	0	0
4.02.09	REDUCTION OF NON-COTROLLING SHAREHOLDERS STAKE	0	0	0
4.02.10	ADJUSTMENT OF PREVIOUS FINANCIAL YEARS	0	0	3.933
4.03	INCREASE / DECREASE IN WORKING CAPITAL	260.440	12.533	(105.502)
4.04	VARIANCE IN CURRENT ASSETS	367.516	329.075	1.197
4.04.01	CURRENT ASSETS AT THE START OF THE FINANCIAL YEAR	1.609.469	1.280.394	1.279.197
4.04.02	CURRENT ASSETS AT THE END OF THE FINANCIAL YEAR	1.976.985	1.609.469	1.280.394
4.05	VARIANCE IN CURRENT LIABILITIES	107.076	316.542	106.699
4.05.01	CURRENT LIABILITIES AT THE START OF THE FINANCIAL YEAR	1.265.149	948.607	841.908
4.05.02	CURRENT LIABILITIES AT THE END OF THE FINANCIAL YEAR	1.372.225	1.265.149	948.607

09-01 - REPORT OF THE INDEPENDENT AUDITORS - UNQUALIFIED

To
The Board and Shareholders
Companhia Siderúrgica Belgo-Mineira
Belo Horizonte - MG

We have examined the Equity Balance Sheets of Companhia Siderúrgica Belgo-Mineira (Parent Company) and the Consolidated Equity Balance Sheet of this Company and its subsidiaries (Consolidated), drawn up on December 31, 2003, and the respective Statements of Earnings, Alterations to Net Equity and Sources and Uses of Funds, corresponding to the financial year ending on that date, drawn up under the responsibility of its Management. Our responsibility is to express an opinion on these Financial Statements.

Our examination was conducted in accordance with the auditing standards applicable in Brazil and consisted of: (a) planning the work, taking into account the significance of the balances, the volumes of the transactions, and the internal controls and accounting systems of the Company and its subsidiaries; (b) on the basis of tests, checking the evidence and records supporting the amounts and the accounting information disclosed; and (c) assessing the main accounting estimates and practices adopted by the Management of the Company and its subsidiaries, as well as the presentation of the Financial Statements as a whole.

In our opinion, the above-mentioned Financial Statements adequately represent the equity and financial positions of Companhia Siderúrgica Belgo-Mineira (Parent Company) in all aspects, as well as the consolidated equity and financial position of this Company and its subsidiaries (Consolidated) on December 31, 2003, the earnings on its operations, the alterations to its net equity and the sources and uses of its fund corresponding to the financial year ending on that date, pursuant to the accounting practices adopted in Brazil.

Our examinations were carried out in order to form an opinion on the Financial Statements mentioned in the first paragraph, taken as a whole. The Cash Flow and Added Value Statements provide information that is supplementary to the other Statements, presented in order to allow additional analyses. This supplementary information was subject to the same audit procedures as applied to the Financial Statements and is properly presented in all significant aspects, in our opinion and in terms of the Financial Statements taken as a whole.

The Financial Statements of Companhia Siderúrgica Belgo-Mineira (Parent Company), and of this Company and its subsidiaries (Consolidated) for the financial year ending on December 31, 2002, were examined by other independent auditors who issued a Report on these matters with no provisos, dated January 17, 2003.

January 30, 2004

KPMG Auditores Independentes
CRCSP14428/F-MG

Mario ProbstDaniel Antônio Cabral de Vasconcelos
Accountant CRCSP140524/O-S-MGAccountant CRCMG59164

Corporate Restructuring

In July 1995, Belgo-Mineira Participação, Indústria and Comércio S.A. – BMP leased the industrial assets of the Mendes Júnior Siderurgia S.A., steel complex through Companhia Siderúrgica Belgo-Mineira, maintaining the economic activities of this enterprise.

The exercise of this purchase option after completion of discussions of its debts with all creditors resulted in the acquisition of a steel complex with excellent conditions for expansion, in parallel to market share increases of 12% for long products and 17% in the civil construction sector.

The purchase of 99.9% of the credits held against the Mendes Júnior Siderurgia S.A. steel complex having been completed, the shares held by the Mendes Júnior Group in this enterprise were transferred to BMP on March 14, 2003, when its registered corporate name was changed to BMP Siderúrgia S.A. (BMPS).

On June 1, 2003, BMPS began to operate the Juiz de Fora Plant, terminating the lease agreement covering this industrial plant through BMP, with Belgo holding 99.97% of the equity capital of BMPS as from July 1, 2003.

Under the aegis of the organizational and corporate restructuring of its industrial and commercial activities, BMPS has taken over the Vitória and Piracicaba Plants, as well as the sales and marketing activities handled by the Distribution Centers and Depots. Additionally, it has absorbed assets owned by Belgo-Mineira Uruguay - BMU, and acquired a stake in Acindar – Industria Argentina de Aceros, as well as the Acindar Stock-Convertible Credit Bonds (ONCs – *Obligaciones Negociables Convertibles*).

This restructuring process has shifted the Belgo product specialization focus more towards industry (wire rods and bars), with BMPS handling products for the civil construction sector (rebars, meshes, trusses, etc.).

10-01 - MANAGEMENT REPORT

Profile : Belgo Companies

The Parent Company of one of the leading privately-owned business groups in Brazil, Companhia Siderúrgica Belgo-Mineira produces long steel goods in the form of Rolled Products and Wire Products. With an annual installed production capacity of 4.84 million tons of Rolled Products and 1.46 million tons a year of Wire Products, it is a leading manufacturer of wire rod, as well as of commercial and industrial wires.

Since it was first established in 1921, it has been part of the Arbed Group (Luxemburg); in 2002, it was acquired by Arcelor – the world's largest steel group – through a merger of Arbed, Usinor (France) and Aceralia (Spain).

In the Steel Sector, in addition to working with its own Plants at Monlevade and Sabará in Minas Gerais State, Belgo also operates as an industrial holding company through stakes in its subsidiary companies: Itaúna Siderúrgica Ltda. in Itaúna, state of Minas Gerais; BMPS – BMP Siderurgia S.A., with industrial plants in Juiz de Fora, State of Minas Gerais, Piracicaba, State of São Paulo, and Vitória, State of Espírito Santo. It is also an associate of Acindar – Indústria Argentina de Aceros S.A., the largest long steel goods producer in Argentina.

In the Wire Products Sector, Belgo holds stakes in BBA – Belgo Bekaert Arames S.A., in Contagem and Sabará, State of Minas Gerais; Osasco and Hortolândia, State of São Paulo ; Jossan S.A., in Feira de Santana, State of Bahia; BMB – Belgo-Mineira Bekaert Artefatos de Arame Ltda., in Vespasiano and Itaúna, State of Minas Gerais; and in an associated company of BBA, the Wire Rope Industries (WRI) Group, with plants in Canada, Peru and Chile, in addition to Osasco, , State of São Paulo.

It is also present in the forestry, power generation and services sectors, in addition to maintaining *Fundação Belgo*, which is the foundation handling the conglomerate´s outreach activities.

In addition to direct sales to end-consumers, it markets, sells and distributes much of its output through its own Distribution Centers (CDBs - *Centros de Distribuição Belgo*).

New Organizational Structure of the Belgo Companies

Since January 1, 2004, the new structure of the Belgo Companies in the Steel Sector has been more functional in terms of business clusters and specialty areas.


BELGO
Grupo Arcelor
Monlevade Plant
Sabará Plant
Parent Company
100%
Itaúna Siderúrgica
100%
B M P S
55.0%
B B A
55.5%
B M B
51%
Guilman-Amorim
100%
100%
B M U
99.3%
Jossan
Subsidiaries
20.45%
ACINDAR
50.0%
WRI Group
Associated
Steel Sector
Wires Sector
Energy
Services

(January 1, 2004 onwards)

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Belgo in Figures
Consolidate

Financial Year	1999	2000 *	2001	2002	2003
Operating Data					
Crude Steel Output (10^3t)	2,265.9	2,571.1	2,667.2	2,826.8	2,887.1
Rolled Products Output (10^3t)	2,339.4	2,433.0	2,630.8	2,734.4	2,677.9
Financial Highlights (R$ million)					
Gross Revenues	3,024.5	2,881.5	3,086.5	4,085.8	4,928.5
Net Revenues	2,313.2	2,247.7	2,368.8	3,167.1	3,779.9
Gross Profits	938.1	822.4	929.0	1,324.3	1,442.6
Operating Profits (EBIT)	627.8	505.1	614.6	849.7	999.4
Net Profits	0.4	667.7	232.2	361.7	782.2
Net Profits (Group Portion)	(45.8)	591.7	193.5	317.2	682.3
EBITDA*	798.6	648.5	740.8	995.2	1,161.7
Total Property, Plant & Equipment	3,584.5	1,804.5	1,901.5	1,941.7	2,455.5
Cash on Hand & Banks	71.1	628.1	443.3	534.8	671.7
Operating Working Capital	469.4	282.9	500.9	385.6	564.4
Net Equity	2,662.1	2,071.7	2,205.5	2,485.0	3,654.5
Net Equity (Group Portion)	1,521.4	1,880.6	2,000.2	2,275.9	3,366.7
Net Debt**	2,027.2	582.7	875.6	675.1	398.2
Investments	407.1	332.3	217.6	229.2	391.3
Depreciation & Amortization	170.8	143.4	126.2	145.5	162.3
Margins and Indexes					
Gross Margin (%)	40.6	36.6	39.2	41.8	38.2
Operating Margin (%)	27.1	22.5	25.9	26.8	26.4
EBITDA Margin (%)	34.5	28.9	31.3	31.4	30.7
Net Margin (%)	0.02	29.71	9.80	11.42	20.69
ROCE (%)	15.0	13.7	21.9	28.5	27.9
Net Debt/Net Equity (%)	76.1	28.1	39.7	27.2	10.9
Employees	10,238	7,549	7,184	6,990	6,989

* *Includes mining activities through to April 2000*

** *Financial liabilities less financial assets (short and long term)*

Belgo in Figures
Parent Company – Companhia Siderúrgica Belgo-Mineira

Financial Year	1999	2000	2001	2002	2003*
Financial Highlights (R$ million)					
Net Revenues	644.9	945.3	1,282.3	1,696.3	1,610.0
Gross Profits	160.5	262.1	435.6	626.0	541.1
Operating Profits (EBIT)	85.2	153.2	299.4	434.2	357.6
Net Profits	(44.1)	575.5	195.6	319.0	548.4
EBITDA	124.4	215.6	374.8	512.8	428.6
Net Equity	1,562.2	1,891.9	2,005.8	2,290.6	2,694.8
Financial Highlights (R$ per 1,000 shares in circulation)					
Net Profits	(6.58)	85.97	29.22	45.47	78.17
Operating Profits (EBIT)	12.74	22.89	44.72	61.88	50.97
Net Equity	233.38	282.62	299.63	326.49	384.11

* *The earnings for 2003 and 2002 are not comparable because the operations of the Vitória, Piracicaba and Juiz de Fora Plants and their respective Distribution Centers and Depots were transferred to BMP Siderurgia S.A. in June 2003; the Parent Company continues to run the Monlevade Integrated Steel Mill and the Sabará Plant.*

Note:

The results in the Financial Statements in this Annual Report were calculated as follows:

EBIT	= Operating profits before financial revenues and expenditures, premium amortization, equity earnings and reversal of provision for losses on investments
EBITDA	= EBIT before depreciation and amortization
ROCE	= EBIT plus equity earnings divided by the average Net Equity plus Net Debt
ROE	= Net Profits divided by the average Net Equity
Gross Margin	= Percentage of the Gross Profits x Net Revenues
Operating Margin	= Percentage of the EBIT x Net Revenues
EBITDA Margin	= Percentage of the EBITDA x Net Revenues
Net Margin	= Percentage of the Net Profits x Net Revenues

Belgo in Figures

Consolidated

Consolidated Net Revenues and Gross Margin


R$ million
99
00
01
02
03
Gross Margin
40.6%
36.6%
39.2%
41.8%
38.2%

Consolidated Net Profits and Net Margin


R$ million
99
00
01
02
03
0.4
Net Margin (%)
0.02
29.7
1
9.80
11.4
2
20.6
9

Consolidated EBITDA and EBITDA Margin


R$ million
99
00
01
02
03
EBITDA Margin
34.5%
28.9%
31.3%
31.4%
30.7%

Consolidated Net Debt


R$ milhões
99
00
01
02
03
Net Debt / EBITDA
2,54
0,90
1,18
0,68
0,34

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Consolidated

ROCE- Consolidated Return on Capital Employed


%
99
00
01
02
03

Steel Sector

Productivity


tons/man/year
99
00
01
02
03

Parent Company

Net Profits of Parent Company and Net Margin


R$ million
99
00
01
02
03
Net Margin
-6.8%
60.9%
15.3%
18.8%
34.1%

Market Value and Dividends


R$ million
99
00
01
02
03
Dividend / 1000 shares
3.19
23.69
10.25
13.61
23.46

Extraordinary Earnings:

1999 - Devaluation of the Real, resulting in foreign exchange losses of R$ 88 million and write-offs of assets worth R$ 37 million.

2000 - Divestment of Mining Sector assets worth R$ 392 million

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Message from the Chairman of the Board

MACROECONOMIC SCENARIO

The Brazilian Government has successfully firmed up the foundations of the nation's economy in terms of its commitment to fiscal and monetary accountability, curbing inflation and moving ahead with structural reforms. Stronger investor confidence was reflected in the rising value of the Real and a drop in the country risk. On the other hand, costs remained high, in parallel to unemployment and interest rates, while average incomes shrank and the economy stagnated. Despite an outstanding performance by exports and agribusiness, industrial activities dropped by 1.0% and the variation in the GDP hovered around zero, compared to the previous year. We believe that the Brazilian Government will manage to preserve the positive results achieved in 2003, forging ahead with the adjustments required to drive a new growth cycle from 2004 onwards. Brazil should also benefit in 2004 from favorable international conditions already felt in late 2003.

PERFORMANCE BY BRAZIL'S STEEL SECTOR

In 2003, Brazil's Crude Steel output reached 31.2 million tons, setting a new record and drawing close to its installed capacity limits, indicating the need for a fresh waive of expansion. Total Rolled Products sales topped 20.4 million tons, 4.6% higher than in 2002. The domestic market shrank by 2.6%, while exports rose significantly by 12.2%. Flat product sales increased by 4.4% on the domestic market, while long products - the segment where Belgo operates - shrank by 12.3%, due mainly to the slowdown in the civil construction sector. On the other hand, exports of long products rose by 69.3%.

The Brazilian Steel Institute (IBS - *Instituto Brasileiro de Siderúrgia)* is forecasting an increase in domestic demand of around 14% in 2004, while exports may well drop by 8%. The highest expected sales volumes on the domestic market include flat products (+8.6%) and long products (+10%).

FINANCIAL AND OPERATING EARNINGS, AND DIVIDENDS

Despite a 0.7% volume drop, total Belgo sales rose 26.3% /b/y/ r/e/v/e/n/u/e/s/, driven by exports which rose 48% by volume and 77.6% by value. As domestic demand waned, the alternative has been to step up sales to the international market. However, top priority has been – and continues to be – assigned to meeting domestic market demands. The foreign market share gained over the past few years, particularly in the steel cord segment, is also strategic, and determined efforts will be made to extend it through other high-added-value products.

The Financial and Operating Earnings for the Financial Year were positive for both the Steel and Wire Products sectors. The Consolidated Net Profits reached R$ 782.2 million (+116%), with profitability of 20.7% on the Net Revenues and an EBITDA of R$ 1.16 billion (+16.7%). The Return on Capital Employed reached 27.9%, while the Net Profits posted by the Parent Company increased by 72% to R$ 548 million. The Consolidated Net Debt dropped by R$ 277 million, while the Net Debt/EBITDA ratio of the Parent Company and the Conglomerate fell to 0.3.

The value of the gross dividends proposed to the Annual General Meeting reached R$ 156 million, 72.5% higher than the previous Financial Year, with the payout ratio remaining at 30%. At a meeting held on December 19, 2003, the Board approved Interest on Equity of R$ 150 million, paid out on January 30, 2004; the balance will be distributed as dividends after ratification by the Annual General Meeting to be held in April 2004.

The Belgo preferred shares rose by 106% during the Financial Year, while its common shares increased by

78.6%, compared to a 97.3% rise in the São Paulo Stock Exchange Index (IBOVESPA).

OTHER SIGNIFICANT EVENTS

- In 2003, the Belgo Companies set an all-time record for exports, which accounted for 31.8% of the total Steel Sector sales.

- The acquisition of the Mendes Júnior Steel Complex allowed the entire Belgo Steel Sector to be restructured, establishing one segment specialized in products for the civil construction sector, and another for the industrial sector. This reorganization is also intended to make the best possible use of tax benefits, providing leverage for cash flow generation in the civil construction sector, boosting Parent Company profits, and underpinning the feasibility of continuing these gains in future financial years.

- The expansion project doubling the rolling capacity of the Piracicaba Plant (by 500,000 tons p.a.) is right on schedule; the Rolling Mill should come on-stream in April 2004, meeting the rising demands forecast for the civil construction sector.

- We feel confident about the macroeconomic scenario as described, and intend to maintain our long-term investment and growth strategy. Investments in the steel sector should total R$ 1.6 billion over the next four years, while our in-house targets continue to focus on people and modernization through expanding the industrial plants and extending the logistics systems, spurring growth with added value.

- In Argentina, Acindar posted good Operating and Financial Earnings with encouraging margins, due to the restructuring project implemented from 2001 onwards, and to higher revenues in 2003 on both the domestic and foreign markets. It also successfully renegotiated its debts, lowering these amounts significantly with maturity dates extended through to 2012.

- The Belgo Companies and the Belgo Foundation continued to invest in education and social development projects, continuing to enhance the quality of life of its employees and communities in some 45 Municipalities throughout Brazil. Some twenty awards acknowledge these actions at the nationwide and state levels. Once again, *Exame* magazine ranked Belgo as one of the top companies in Brazil to work for, and ranked it among the best in terms of social responsibility. Belgo was also honored by the *Valor Econômico* newspaper for its good human resources management practices.

- The Belgo Companies are also outstanding in terms of industrial safety, with frequency and severity rates better than the Brazilian Steel Sector in general; our target is to become a benchmark in this sector.

LOOKING BACK: BUILDING UP A LARGER AND BETTER ENTERPRISE

Under Company By-Laws, this is the last time that I present the Annual Report to our shareholders and partners. For me, this is a time for reflection, pride and satisfaction, having dedicated fifty years of service to the Group, 48 of them with Belgo. I will certainly miss the challenges and close contacts with the Belgo Companies team, as well as my fellow Board Members and the Directors. Together, we have managed to turn the Company around since the 1990s, investing heavily in physical and human capital, achieving significant economies of scale and boosting productivity. A good example is the steel productivity rate, rising from 246 to 1,024 tons/man/per year during this period. Today, our Rolled Products installed production capacity is six times larger than in the early 1990s, while the Wire Products capacity has doubled. We have expanded and upgraded the industrial sector's products portfolio, and moved firmly back into the promising civil construction market which, incidentally, we headed up /t/h/r/o/u/g/h/ to the early 1960s. We have cut costs and built up an

10-01 - MANAGEMENT REPORT

enterprise focused on its core activities, divesting non-strategic assets and investing in quality and in a sharper competitive edge, appreciating our human resources and fine-tuning management practices, while firming up social and environmental responsibility, based on firm commitments to values and objectives. These are the bedrock foundation bases for profitable and sustainable growth.

From 1999 through 2003 we began to reap the benefits of the strategic actions launched in 1991. In fact, over the last five years, the preferred shares have posted significant profitability levels of 2,648%, traded in 100% of the Stock Exchange sessions. Over this same period, the São Paulo Stock Exchange Index (IBOVESPA) and the Interbank Certificate of Deposit (ICD) rose by 227.8% and 152.8% respectively.

I bid my farewells with the feeling of a mission completed, offering my thanks to all our partners, particularly Arcelor and the other shareholders, our employees and customers, for their support and trust during this crucial stage in the restructuring and modernization processes of our Companies.

Finally, I wish the Board, CEO Carlo Panunzi and his staff every success in conducting our businesses over the years ahead.

Belo Horizonte, March 12, 2003

François Moyen

Chairman of the Board

Corporate Governance

The Board consists of nine Members, three of whom were appointed by the minority shareholders.

Meeting on a quarterly basis, this Board sets strategic guidelines and oversees the progress of the businesses. In September 2003, Board Member Leonardo Maurício Colombini Lima resigned and was replaced by Carlos Eduardo de Freitas.

THE BOARD (on December 31, 2003)

François Moyen – Chairman of the Board

Luxemburger, economist, with a Degree from the University of Grenoble, France.

During his 48 years dedicated to the Company, he has held the positions of Finance and Investor Relations Director, and Chairman of the Board and CEO of Belgo and S.A. Mineração da Trindade - Samitri. He was also Vice-President of the Brazilian Steel Institute (IBS - *Instituto Brasileiro de Siderúrgia).*

Antônio José Polanczyk - Deputy Chairman

Brazilian, metallurgical engineer, with a Degree from the Rio Grande do Sul Federal University.

He has been the Industrial Director, Vice-President for Operations and Managing Director (CEO) of Belgo.

He was a Board Member and President of the Brazilian Metals Association (ABM - *Associação Brasileira de Metais*) and President of the Brazilian Steel Institute (IBS - *Instituto Brasileiro de Siderúrgia*).

Carlo Panunzi – Board Member

Italian, naturalized Luxemburger, electro-mechanical engineer, with a Degree from the University of Liège.

Worked with the Arbed Group for 25 years, and was a Director and Board Member of ProfilArbed.

Was the General Manager of the Piracicaba Plant and the Steel Sector Director; he is currently Belgo´s CEO, Chairman of the Board of Belgo Bekaert Arames S.A. and Chairman of the Board of the Belgo Foundation.

Paul Lodewijk Juul Emiel Matthys – Board Member

Belgian, with a Degree in Economic Science from the University of Antwerp, Belgium, and a Diploma in Higher Studies from the Panthéon Sorbonne, Paris.

Was an Advisor to the Prime Minister of Belgium and a Sidmar Director.

Is currently the Senior Executive and Vice-President of ARCELOR, in charge of Strategy, Planning, Mergers, Acquisitions and Synergy.

Roland Junck - Board Member

Luxemburger, mechanical engineer with a Degree from EPF Zurich and an MBA from Sacred Heart University.

Has held various positions with companies in the ARBED Group.

Is currently an ARCELOR Senior Executive and Vice-President in charge of the Long Products Sector.

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Plínio Simões Barbosa – Board Member

Brazilian, LLB from the Pontifical Catholic University in Rio de Janeiro and LLM from The University of Michigan Law School.

Lecturer, Law School, PUC-RJ, Chairman of the Board of Ferrovia Novoeste S.A., Member of the Board of CAEMI Mineração e Metalurgia S.A. and of the Rio de Janeiro Mediation and Arbitration Board.

Luiz Carlos Trabuco Cappi – Board Member

Brazilian, with a Degree in Philosophy from the São Paulo Philosophy, Science and Letters School, with a Graduate Degree in Socio-Psychology from the São Paulo School of Sociology and Politics.

He began his career with the Bradesco bank in 1969, where he was a Department Director, CEO of Bradesco Vida e Previdência S.A., Managing Director and Vice-President. Currently the CEO of the Bradesco Insurance Group, he was also the Managing Director of the National Private Pension Fund Association (ANAPP- *Associação Nacional da Previdência Privada*), with a seat on the Board of the Brazilian Listed Companies Association (ABRASCA - Associação *Brasileira das Companhias Abertas*).

José Mauro Guahyba de Almeida - Board Member

Brazilian, lawyer, with a Degree from the Rio de Janeiro Federal University (UFRJ).

He began his career with the Banco do Brasil in 1964, where he held the positions of Head Coordinator and Chief of Staff of the International Vice-Presidency and Assistant Manager at the Brussels Branch in Belgium, retiring in 1994 as the General Manager of the Cinelândia Branch in Rio de Janeiro.

Carlos Eduardo de Freitas – Board Member

Brazilian, economist, with a Degree from the Rio de Janeiro Federal University (UFRJ) and a Master's Degree in Economics from the Graduate School of Economics, Getúlio Vargas Foundation.

He worked with the Brazilian Central Bank, as well as the Ministries of the Economy and the Treasury, in addition to lecturing at the Graduate School of Economics, Getúlio Vargas Foundation and the University of Brasília. He sat on the Board of the Banco Regional de Brasília (BRB) and chaired CENTRUS´ Trustee Council; he was also a Director of the Brazilian Central Bank.

AUDIT BOARD (on December 31, 2003)

The Audit Board consists of five Members, two of whom are appointed by the non-controlling shareholders.

The Audit Board meets on a quarterly basis to analyze and issue opinions on the accounts, in addition to other duties and responsibilities.

During this Financial Year, the Audit Board Members visited the Monlevade Mill and the Juiz de Fora Plant, as well as the Wires Plant run by BBA – Belgo Bekaert Arames S.A. in Contagem, in addition to attending lectures on the activities of the Sales Department, Investor Relations, Human Resources, the Environment, Legal Affairs, Tax Issues and Internal Audits.

Members	*Alternates*
Augusto Octavio Leite Canabrava	José Borges Costa
Júlio César Pereira de Andrade	Sebastião Pimenta Barroso
Ney de Oliveira e Silva	Tarciso Pacífico Homem de Andrade
Luiz Carlos Silva de Azevedo *(April 2003 onwards)*	Eleazar Moura Carvalho
Paulo Conte Vasconcellos	Cecília Maria Habib Sant'Anna Reis

The Executive Board consists of seven Members and one Assistant, elected for a two-year term of office, with reappointment permitted.

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EXECUTIVE BOARD (on December 31, 2003)

Carlo Panunzi - Chief Executive Officer (CEO)

See **The Board**.

Marcos Piana de Faria – Finance and Investor Relations Director

Brazilian, manager, economist and accountant with a Degree from the Catholic University, State of Minas Gerais.

He was an auditor with PriceWaterhouse, and held several positions in the financial area of BMB - Belgo-Mineira Bekaert Artefatos de Arames Ltda.; he was the Financial Director of Brazaço-Mapri Indústrias Metalúrgicas S.A. and CEO of BMB.

Márcio Mendes Ferreira – Administration and Human Resources Director

Brazilian, Company Manager.

He sits on the Board of Belgo Mineira Sistemas – BMS; Chairman of the Belgo Employee Benevolent Association (ABEB - *Associação Beneficente dos Empregados da Companhia Siderúrgica Belgo-Mineira)* and the Belgo Assistance Association (AABM - *Associação de Assistência Belgo-Mineira*); Director of the Belgo Foundation and Vice-President of the Félix Chomé Foundation.

Fernando da Fonseca Matos - Business Development and Strategy Director

Brazilian, mechanical engineer, with a Degree from the Minas Gerais Federal University.

He has held several positions in the data processing areas of the Belgo Companies. He was Managing Director of BMS - Belgo Mineira Sistemas Ltda, Managing Director of BMS-MALC and Managing Director of BMA Automação de Sistemas Elétricos. He is BMS' Chairman of the Board.

Paulo Geraldo de Sousa – Industrial Director – Steel Sector

Brazilian, electrical engineer, with a Degree from the Minas Gerais Federal University.

He has held several positions in the industrial area of the steel sector; he was the Steel Sector Division Head at the Monlevade Mill, and Belgo´s Long Products Director.

Alonso Starling Neto - Director – Wire Products

Brazilian, metallurgy engineer, with a Degree from the Engineering School, Minas Gerais Federal University.

He has held several positions in the industrial area of the steel sector; Head of the Steel Sector Division at the Monlevade Mill, CIMAF Managing Director; President of Belgo Bekaert Arames S.A. - BBA.

Ibrahim Abrahão Chaim – Sales Director – Steel Sector

Brazilian, mechanical engineer with a Degree from the Engineering School, Minas Gerais Federal University.

He worked at Cobrapi, a subsidiary of CSN, and was the Expansions Director, Industrial Director and CEO of Dedini S.A.

Antônio Carlos Fonseca Lara – Assistant Director - Treasury

Brazilian, economist, with a Degree from the Economic Sciences College, Minas Gerais Federal University, and a Graduate Degree in Administration from this same University.

He was the Treasury Manager at Samarco Mineração S.A. and has held several Treasury positions with the Belgo Companies.

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INVESTOR RELATIONS

Marcos Piana de Faria	*Finance and Investor Relations Director*
Marco Paulo C. Mascarenhas	*Investor Relations Manager*
Paulo Roberto Scheid Trópia	*Investor Relations Analyst*

Investor Relations activities require a steady stream of individual and group technical tours by analysts and investors to the Belgo Industrial Plants in Brazil, as well as ongoing attendance by the Senior Management at a wide variety of events organized by financial institutions.

Addressed to all its employees, the Company has a Code of Ethical Conduct which disseminates values and establishes parameters for relationships with shareholders, customers, suppliers, employees and communities.

Its Institutional Communications Program is based on the creation, development, maintenance and fine-tuning of its corporate visibility and identity with shareholders, investors, analysts, employees, customers, suppliers and communities.

A full schedule of events and initiatives are organized by Belgo so that the stock market and other financial sectors can monitor their progress in detail.

Its Quarterly Performance Reports and Company Acts, as well as relevant facts, press releases, supplementary information and communication between the Finance and Investor Relations Department are crucial tools for a transparent relationship.

The Investor Relations staff meets market demands for data, ensuring that information is published fairly and clearly.

The Brazilian Listed Companies Association (ABRASCA - *Associação Brasileira de Companhias Abertas*) ranked the Belgo Annual Report among the top eight in Brazil in 2001, and among the top five in 2002.

INTERACTION WITH STAKEHOLDERS

Interaction with its stakeholders includes listening and discussing, using dialog to create long-lasting relationships of trust with customers, suppliers, employees and communities. Customer satisfaction and organizational climate surveys are also part of this agenda, as well as meetings with representatives of neighboring communities around its industrial plants.

EMPLOYEE INVOLVEMENT IN MANAGEMENT

The Integrated Human Resources, Health, Safety, Environment and Quality Management system ensures employee participation, from agreeing on targets through to overseeing the action plans and assessing the results.

Management Meetings, 5S Program, Sight Management, Internal Audits, Suggestion Plans and several Committees are just some of the participative instruments and tools deployed by Belgo. In 2003, the Company received an average of 1.6 feedback items from each employee.

INTERNAL AND EXTERNAL COMMUNICATION

A bimonthly magazine features up-to-the-minute articles, as well as in-house journals highlighting topics of local interest for the industrial plants and offices.

Communication outlets designed for the employees are also sent to their homes, offering family members the chance to learn more about the Company workplace.

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INTERNAL AUDITS

The internal audits are subordinate to the Managing Director, with the main duties, responsibilities and objectives of scheduling risk administration practices, backed by ongoing assessments and monitoring of internal controls in a wide range of operating areas.

EXTERNAL AUDITORS

From 2003 onwards, Belgo is being audited by KPMG Auditores Independentes. Over this period, Belgo and its subsidiary companies contracted another service from KPMG at fees totaling R$ 123,000.00, equivalent to 15% of the total amount paid for the external audits, with KPMG confirming to the Company that its independence was not adversely affected by rendering this service.

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AGENDA OF CORPORATE ACTS AND EVENTS

EVENT	PURPOSE	DATE	REGULATORY DEADLINE
Annual General Meeting	Approval of the financial statements, allocation of Profits and remuneration of the management	Apr/23/04	During the four months after the end of the Financial Year
	Notification of the main decisions taken by the AGM, forwarding the Minutes to the Brazilian Securities Commission (CVM) and São Paulo Stock Exchange (BOVESPA)	Apr/23/04	By 6:00 p.m. on the day of the AGM
Board Meeting	Formulating Strategies Establishing policies Analyzing Results Other pertinent matters	Mar/01/04 Apr/23/04 Jul/23/04 Oct/22/04 Dec/17/04	Quarterly, or whenever necessary
Audit Board Meeting	Analysis and approval of the accounts Issue of the Report	To be scheduled	Quarterly, or whenever necessary
Executive Board Meeting	Discussion of matters inherent to business management	Mondays	Weekly
Annual Information	Publication of the Management Annual Report for the Financial Year ending on December 31, 2003 in the Press	By Mar/23/04	30 days prior to the Annual General Meeting
	Forwarding the Management Annual Report (of the Management) for the financial year ending on December 31, 2003 to the Brazilian Securities Commission (CVM), São Paulo Stock Exchange (BOVESPA) and the US Securities and Exchange Commission	By Mar/23/04	30 days prior to the Annual General Meeting
	Forwarding the Standardized Financial Statements (Consolidated) for the financial year ending on December 31, 2003 to the Brazilian Securities Commission (CVM), São Paulo Stock Exchange (BOVESPA) and the US Securities and Exchange Commission	By Mar/23/04	30 days prior to the Annual General Meeting
	Forwarding the Annual Report on the financial year ending on December 31, 2003 to the Brazilian Securities Commission (CVM), São Paulo Stock Exchange (BOVESPA) and the US Securities and Exchange Commission	By May/23/04	30 days after the Annual General Meeting
	Posting the Annual Report on the Belgo website	By May/23/04	30 days after the Annual General Meeting
Quarterly Information	Forwarding the Quarterly Report to the Brazilian Securities Commission (CVM), São Paulo Stock Exchange (BOVESPA) and the US Securities and Exchange Commission with information on: - 1st Quarter 2004 - 2nd Quarter 2004 - 3rd Quarter 2004	By May/15/04 By Oct/15/04 By Nov/15/04	Up to 45 days after the end of each quarter of the financial year, except for the last quarter, or when disclosing information to shareholders or third parties, whichever occurs first
	Posting the Comments on the Quarterly Performance making the print-out of the Comments on the Quarterly Performance available to the shareholders and the market	By May/30/04 By Oct/30/04 By Nov/30/04	Quarterly
Public Meeting with Analysts (National APIMEC)	Organizing a public meeting with analysts, open to other stakeholders	To be scheduled	At least once a year
Group Tours of Industrial Plants	Shareholders, analysts, investors, Board Members and guests	To be scheduled	At least once a year

Risk Management

10-01 - MANAGEMENT REPORT

The Management of the Belgo Companies constantly defines and implements actions designed to monitor, prevent and manage risks. The aspects always taken under consideration include the volatility of the financial market, the swings inherent to economic activity, alterations in the regulatory context, and the performance of the competition.

Foreign Exchange Risk

On December 31, 2002, the Consolidated Net Debt reached R$ 675.2 million, down 41%, as shown below, together with the cash flow generation and debt coverage ratings.

	Net Debt				EBITDA	Debt Coverage [3]
	Origin al Currency (million)		Total 2003	Total 2002	2003	Net Total 2003
	R$	US$ [1]	R$	R$	R$	Rating
Belgo	193.1	(62.0)	131.1	203.3	428.6	0.31
Other Steel Sector Companies [2]	214.7	(54.8)	159.9	224.2	336.1	0.48
Wires Sector	52.3	1.2	53.5	47.7	336.7	0.16
Guilman Amorim Hydro-Power Plant	(22.0)	99.9	77.9	246.9	26.8	2.91
Others	(22.8)	(1.4)	(24.2)	(46.9)	33.6	-0.72
Total Net Debt	415.3	(17.1)	398.2	675.2	1,161.8	0.34
- Short term debt	16.3	(196.4)	(180.1)	(107.7)		
- Long term debt	399.0	179.3	578.3	782.9		

1 *Amounts expressed in equivalent Reais for debts taken out in US dollars.*

2 *BMPS, BMP, Belgopar, BMU, Itaúna Siderúrgica*

3 *Net Debt / EBITDA*

The reduction in the Net Debt was due to the amortization policy adopted, as well as to the proportional consolidation of the Net Debt of the Guilman Amorim Hydro-Power Plant and the increase in the value of the Real currency.

Almost the entire cash flow is channeled to short-term investments indexed to foreign exchange variations.

Uptake Cost (Interest Rate)

When financing its working capital, the Company prefers export lines of credit. In addition to offering fairly favorable spreads compared to other types of loans, this type of financing has the advantage of providing a natural hedge through the value of the products to be exported.

Credit Risks

As the Belgo commercial strategy is based on an expanding customer base and fragmented sales through the Distribution Centers, credit risks are fairly diluted.

Market Risks

Belgo operates on the Argentine and Brazilian markets, as well as in several regions to which it exported 31.8% of its steel products in 2003.

On the domestic market, its consumer base is broad-ranging and well-diversified, ensuring steady sales growth.

Its product and market mixes ensure mobility, reacting rapidly to shrinking demands in specific contexts undermined by stagnation, shrinkage or seasonal factors.

Belgo heads up the Wire Products market in Brazil.

10-01 - MANAGEMENT REPORT

Supply Risks

Coke is the basic feedstock for the integrated Monlevade Mill, while the Juiz de Fora, Vitória and Piracicaba mini mills process scrap and pig iron.

Coke acquisition is based on long-term agreements minimizing risks.

In order to ensure supplies of molten and solid pig iron for its mini-mills in sufficient quantities and at satisfactory prices, Belgo provides this basic raw material to independent pig iron smelters through its subsidiary company CAF - Santa Bárbara Ltda., which turns single-species eucalyptus plantations into charcoal. In addition to underpinning the fidelity of its pig iron suppliers, Belgo consequently ensures steady supplies of this raw material.

Information Technology Risks

Keenly aware of the importance of Information Technology Security, in 2002 Belgo commissioned the KPMG consulting firm to assess its situation on this matter. The methodology adopted identified its dependence on information technology, together with the inherent risks.

This resulted in the establishment of the Security Committee, set up to design and implement actions minimizing these risks, and assigning high priority to investments in the security area, particularly the establishment of a Disaster Center. In 2004, the Company will complete its security program through adopting the other measures indicated by this consulting firm.

Contingencies

For proceedings whose outcome is unforeseeable, Belgo sets aside the provisions recommended by its auditors and legal affairs consultants. These contingency funds are permanently reassessed.

An anti-trust case is currently being heard by Brazil's Anti-Trust Board (CADE), filed by two trade unions in the civil construction sector against companies producing long steel products, including Belgo. The Company refuses to accede to any accusation of this type, as it has never adopted any type of anti-competitive procedure or conduct in the course of its entire existence.

Insurance Coverage

The assets are protected by insurance policies covering all industrial risks, including loss of profits and machinery breakdown, as well as electrical and environmental damages, fire outbreaks and other risks.

Another insurance policy provides coverage for domestic and international shipping activities, as well as general third party liability.

The risks are assessed regularly by specialized companies, and are also inspected annually by the insurance companies and the re-insurer.

Accident Risk and Prevention

The work routines of the Company focus permanently on actions designed to prevent accidents and on daily safety procedures, benchmarked to Arcelor for planning, actions and results.

Operating Performance of the Belgo Companies: Steel Sector and Wires Plants

Production

The production of Crude Steel, Rolled and Wire Products is divided between the Parent Company and its subsidiaries, as shown in the Table below:

PRODUCTION - Belgo Companies (10^3tons)	2003 1 Q	2003 2 Q	2003 3 Q	2003 4 Q	2003 Jan/Dec	2002 Jan/Dec	03/02 Δ (%)
STEEL SECTOR							
CRUDE STEEL							
• Parent Company (Monlevade Mill, Vitória and Piracicaba Plants) (*)	487.1	508.6	307.5	281.7	1,585.0	1,997.9	(20.7)
• BMP (Juiz de Fora Plant)	222.4	206.5	-	-	428.8	828.9	(48.3)
• BMPS (Juiz de Fora, Vitória and Piracicaba Plants)	-	-	428.7	444.6	873.3	-	-
TOTAL	709.5	715.1	736.2	726.3	2,887.1	2,826.8	2.1
ROLLED PRODUCTS							
• Parent Company (Monlevade Mill, Vitória and Piracicaba Plants) and Itaúna (*)	453.4	465.4	302.0	295.8	1,516.6	1,939.9	(21.8)
• BMP (Juiz de Fora Plant)	223.2	205.2	-	-	428.4	794.5	(46.1)
• BMPS (Juiz de Fora, Vitória and Piracicaba Plants)	-	-	354.4	378.5	732.9	-	-
TOTAL	676.6	670.6	656.4	674.3	2,677.9	2,734.4	(2.1)
WIRE PRODUCTS							
• BMB / BBA / JOSSAN	151.0	144.5	146.4	136.4	578.3	588.1	(1.7)
TOTAL	151.0	144.5	146.4	136.4	578.3	588.1	(1.7)

** The 1st and 2nd Quarters include the production of the Vitória and Piracicaba Plants.*

10-01 - MANAGEMENT REPORT

Operating Performance of the Belgo Companies: Steel Sector and Wires Plants

Sales

Rolled Products and Wire Products sales are divided between the Parent Company and its subsidiaries as shown in the Table below:

Sales - Belgo Companies (10^3t)	2003 1 Q	2003 2 Q	2003 3 Q	2003 4 Q	2003 Jan/Dec	2002 Jan/Dec	03/02 Δ (%)
STEEL SECTOR (*)							
Domestic Market							
Parent Company** (Monlevade Mill, Vitória and Piracicaba Plants) and Itaúna	330.5	324.4	180.1	176.0	1,011.0	1,511.3	(33.1)
BMP (Juiz de Fora Plant)	168.4	119.1	-	-	287.5	678.7	(57.6)
BMPS (Juiz de Fora, Vitória and Piracicaba Plants)	-	-	288.8	297.4	586.2	-	-
Total	498.9	443.5	468.9	473.4	1,884.7	2,190.0	(13.9)
Exports							
Parent Company (Monlevade Mill, Vitória and Piracicaba Plants)	101.0	153.2	93.8	118.4	466.4	462.6	0.8
BMP (Juiz de Fora Plant)	31.3	49.1	-	-	80.4	131.2	(38.7)
BMPS (Juiz de Fora, Vitória and Piracicaba Plants)	-	-	173.1	159.7	332.8	-	-
Total	132.3	202.3	266.9	278.1	879.6	593.8	48.1
Total Sales - Steel Sector	631.2	645.8	735.8	751.5	2,764.3	2,783.8	(0.7)
WIRE PRODUCTS							
Domestic Market							
BMB / BBA / JOSSAN	124.8	118.8	131.8	113.5	488.9	516.4	(5.3)
Exports							
BMB / BBA / JOSSAN	24.6	22.1	20.6	15.5	82.8	68.0	21.8
Total Sales - Wire Products	149.4	140.9	152.4	129.0	571.7	584.4	(2.2)

(*) Includes sales to the Wire Production Companies
(**) From the 3rd quarter onwards, only the Monlevade Mill

A sharp slowdown in the civil construction sector accounted for the 13.9% drop in the sales on the domestic market by the Steel Sector. This shrinkage was offset by exports, which rose by 48.1% over the previous year. This performance was reflected by the Wire Plants, with sales down by 5.3% on the domestic market and exports up by 21.8%.

10-01 - MANAGEMENT REPORT

The total Rolled Products sales by the Steel Sector are broken down as shown below:


7%
6%
6%
46%
45%
39%
22%
21%
22%
19%
21%
24%
6%
6%
6%
0%
1%
3%
Bars
Civil Construction
Wire rod for wire plants
Wire rod for industry
Shapes
Others
2001
2002
2003

The progress of total Rolled Products exports, of which 39.3% consisted of special products, followed the market diversification strategy, with our market shares expanding mainly in South and Central America, as well as in Asia, to the detriment of the region covered by the North American Free Trade Agreement (NAFTA) with its tough protectionist barriers.


2001
2002
2003
13%
12%
5%
9%
61%
14%
11%
10%
15%
50%
6%
11%
12%
33%
38%
NAFTA
South & Central America
Asia
European Union
Others

The Parent Company's Economic and Financial Performance

Financial Highlights

	2003				2003	2002	
(R$ million)	1 Q	2 Q	3 Q	4 Q	Jan/Dec	Jan/Dec	Δ %
Gross Revenues	631.2	697.1	391.8	410.0	2,130.1	2,213.0	(3.7)
Net Revenues	477.6	534.8	291.5	306.1	1,610.0	1,696.3	(5.1)
Domestic Market	389.8	418.5	218.0	214.6	1,240.9	1,398.7	(11.3)
Exports	87.8	116.3	73.5	91.5	369.1	297.6	24.0
Operating Profits (EBIT)	122.1	131.1	36.9	67.5	357.6	434.2	(17.6)
Financial Revenues / Expenditures	42.6	10.2	2.5	(1.5)	53.8	(89.5)	
Monetary and Foreign Exchange Variations	3.8	(4.7)	13.6	3.2	15.9	43.9	(63.8)
Amortization of Premium	0.0	0.0	(55.5)	0.0	(55.5)	0.0	
Equity Earnings	57.7	35.8	229.3	(72.2)	250.6	87.9	185.1
Other Operating Revenues (Expenditures)	(7.2)	(9.2)	(23.4)	102.7	62.9	(56.5)	
Non-Operating Revenues (Expenditures)	(11.3)	(11.6)	(4.2)	(33.1)	(60.2)	(60.8)	(1.0)
Income Tax / Social Security	(56.3)	(51.3)	(20.7)	(1.9)	(130.2)	(91.8)	41.8
Net Profits	158.6	109.6	215.9	64.3	548.4	319.0	71.9
Cash Flow Generation (EBITDA)	141.8	151.8	52.1	82.9	428.6	512.8	(16.4)
Investments	59.5	83.2	11.9	42.2	196.8	156.4	25.8
Increase(Reduction) in Operating Working Capital	2.2	(176.3)	57.2	131.9	15.0	(44.4)	
Net Debt	193.4	206.7	211.1	131.1	131.1	203.3	(35.5)
Cash on Hand & Banks	373.0	253.6	259.9	269.0	269.0	422.2	(36.3)
Net Equity	2,449.2	2,566.7	2,786.8	2,694.8	2,694.8	2,290.6	17.6
Total Assets	3,774.3	3,696.3	4,007.0	3,935.1	3,935.1	3,707.6	6.1
ROCE (%)	28.0	24.7	36.9	(0.7)	22.9	21.5	
ROE (%)	26.8	17.5	32.3	9.4	22.0	14.9	
Per 1,000 shares in circulation (R$)							
Net Profits	22.61	15.62	30.77	9.16	45.47	78.17	71.90
Net Equity	349.10	365.84	397.21	384.11	326.49	384.11	17.6

10-01 - MANAGEMENT REPORT

When analyzing the Parent Company Earnings, it should be borne in mind that BMP Siderurgia S.A. (BMPS) took over the operations of the Juiz de Fora Plant on June 1, 2003, as well as the Vitória and Piracicaba Plants on June 30, representing the entire civil construction sector, as well as the sales handled through the Distribution Centers and Depots.

Consequently, from July 2003 onwards, the Parent Company operated only the Monlevade Mill and the Sabará Plant, resulting in the incomparability of the Earnings for 2003 and 2002. Various negative variations are noted in the accounts for the annual earnings, other than for Net Profits, which reached R$ 548.4 million, 71.9% higher than the R$ 319 million posted in 2002.

It should be stressed that the Parent Company Earnings include the positive Equity Earnings contribution of R$ 250.6 million, of which R$ 127.3 million come from BMPS.

10-01 - MANAGEMENT REPORT

The Parent Company's Economic and Financial Performance

Equity Earnings from the Subsidiary and Associated Companies

The Net Profits of R$ 548.4 million, R$ 250.6 million come from the subsidiary companies, as shown in the Table below:

(R$ million)

Company	Net Profits (Losses) for the Financial Year		Belgo Stake	Equity Earnings		Dividends or Interest	
	2003	2002	%	2003	2002	2003	2002
BMPS	331.4	-	100	127.3	-	-	-
BMP	(68.5)	33.3	100	(68.5)	28.0	-	-
Itaúna Siderúrgica Ltda.	0.6	0.9	100	0.5	0.9	-	-
BBA/BMB	213.3	180.0	55	119.8	100.3	83.4	41.4
Belgopar	0.5	(0.3)	100	7.9	(7.8)	-	-
Bemex	13.0	26.6	100	13.0	26.6	13.6	28.8
BIL	(1.5)	(5.8)	100	(6.8)	7.1	-	-
BMF	9.3	6.8	100	9.0	6.8	10.0	2.6
BMS	14.6	4.5	100	14.6	(2.9)	6.3	-
CAF	(0.8)	(24.9)	100	(0.8)	(24.9)	-	-
Guilman Amorim	34.6	(91.0)	51	34.6	(46.4)	-	-
Others		(2.7)	-		0.2	-	-
Total				250.6	87.9	113.3	72.8

BMP Siderurgia S.A.

Operating the Juiz de Fora Plant since June 1, and the Vitória and Piracicaba Plants since July 30, BMPS generated an operating cash flow (EBITDA) of R$ 289.8 million, with Operating Profits (EBIT) of R$ 259.6 million and Net Profits of R$ 331.4 million.

It should be stressed that the tax gains achieved through this restructuring process of R$ 224.0 million were posted in the accounts for the 2nd and 3rd quarters, and a premium amortization outlay of R$ 165.5 million was posted in the accounts for the 4th quarter, when BMPS acquired the shares issued by Acindar - Indústria Argentina de Aceros S.A., held until then by Belgo-Mineira Uruguay - BMU.

BMP – Belgo-Mineira Participação, Indústria and Comércio S.A.

Its negative earnings of R$ 68.5 million were due mainly to the premium amortization outlay of R$ 121.9 million, resulting from the asset sale and capitalization process that took place in June.

Itaúna Siderúrgica Ltda.

Operating a Rolling Mill which produces billets from the steel shops run by the Belgo Companies, Itaúna Siderúrgica Ltda. produces bars and profiles for metalworking plants.

It also functions as an industrial processing service-provider, and its earnings have a direct effect on BMPS, which markets its products.

10-01 - MANAGEMENT REPORT

Belgo Bekaert Arames S.A. (BBA) /Jossan S.A. /BMB – Belgo-Mineira Bekaert Artefatos de Arames Ltda.

The Wire Products Sector, where Belgo is a partner of Bekaert, contributed Equity Earnings of R$ 119.8 million, reflecting growth of 19.4%.

BBA + Jossan + BMB *(R$ million)*	2003 1 Q	2 Q	3 Q	4 Q	2003 Jan/Dec	2002 Jan/Dec	03/02 Δ (%)
Gross Revenues	456.3	440.9	489.6	424.6	1,811.4	1,459.9	24.1
Net Revenues	356.4	342.5	381.6	324.2	1,404.7	1,139.7	23.3
Domestic Market	303.2	301.1	341.6	292.4	1,238.3	1,009.9	22.6
Exports	53.2	41.4	40.0	31.8	166.4	129.8	28.2
Operating Profits (EBIT)	86.5	71.0	64.0	66.6	288.1	239.7	20.2
Financial Revenues / Expenditures	(4.2)	(5.7)	(3.4)	(4.4)	(17.7)	(10.7)	65.4
Monetary and Foreign Exchange Variations	(1.6)	(4.8)	(0.2)	(1.4)	(8.0)	(11.1)	(27.9)
Equity Earnings	18.8	5.4	12.9	10.8	47.9	47.4	1.1
Net Profits	77.8	51.3	58.0	56.1	243.2	201.1	20.9
Cash Flow Generation (EBITDA)	98.3	82.9	75.8	78.6	335.6	285.1	17.7
Investments	8.7	11.6	9.1	22.0	51.4	26.7	92.5
Net Debt	6.6	(0.7)	(46.9)	(13.6)	(13.6)	47.7	
Employees	2,199	2,185	2,160	2,174	2,174	2,203	(1.3)

Belgo Bekaert Arames S.A. (BBA)

The output for the year reached 479,200 tons, 3.8% lower than in 2002, due to shrinking demands on the domestic market.

Sales reached 491,500 tons, down 1.7% compared to 2002, partially offset by the 21.6% upsurge in foreign market sales.

The following products were launched: welded meshes for use by the civil construction sector, as well as in flower-farms and fencing in general, high-resistance wire for cables and galvanized wire for applications in meshes for a wide variety of uses.

The Net Revenues of R$ 1,053.5 million rose by 20.6%, due mainly to the sale of products with higher added value, as well as a better sales mix.

The Operating Earnings (EBIT) reached R$ 156.3 million, boosted 14% by the increase in the Net Sales Revenues.

The Net Profits reached R$ 154 million (+16.3%) due basically to higher Operating Earnings (EBIT).

The Cash Flow Generation (EBITDA) reached R$ 191.1 million (+13%).

Investments of R$ 30.8 million were channeled to new projects, to launching products with higher added value and boosting productivity, in addition to the environment, information technology and enhanced customer services.

In October, the SAP management system came on-stream, modernizing and simplifying the information systems and introducing new processes designed to endow the Company with a keener competitive edge.

BMB – Belgo-Mineira Bekaert Artefatos de Arames Ltda.

The steel cord market benefited from the decisions by some tire manufacturers to make Latin America an export platform, replacing some imports with domestic products.

BMB sales reached 45,600 tons, with a 32% increase in its Net Revenues, up to R$ 236.6 million.

Cash Flow Generation (EBITDA) reached R$ 99 million (+18%).

In order to keep pace with the forecast increase in demands for steel cord, in later 2003, the Company began to invest in expanding its production capacity, with outlays of US$ 30 million scheduled for 2003 - 2007.

WRI Group – Wire Rope Industries

The steel cables sector contributed R$ 8.9 million to the BBA Earnings.

CAF Santa Bárbara Ltda.

The Company owns land-based assets covering 155,000 hectares in the states of Minas Gerais, Espírito Santo and Bahia, of which 99,000 hectares are eucalyptus forests and the remainder is still covered by native vegetation under permanent preservation, as well as legal reserves.

The Belgo electric steel shops use molten and solid pig iron as part of their metal loads, acquired from small producers fueled by 906,000 m^3 of CAF–produced eucalyptus.

Renewal of this forest base absorbed investments of R$ 30 million, of which R$ 28 million were earmarked for establishing 10,100 hectares of eucalyptus and maintaining the new forests, with R$ 1 million underwriting the expansion of two new forest nurseries with an annual seedling production capacity of 20 million, making the Company self-sufficient in this area, with a further R$ 1 million earmarked for the construction of sixteen box-kilns that will ensure better yields for charcoal production activities.

The timber business sold 29,000 m^3 of planks and 31,000 m^3 of treated wood.

Usina Hidrelétrica Guilman Amorim S.A.

Now in its sixth year of activity, the Guilman Amorim Hydro-Power Plant is operated by the Minas Gerais State power utility (CEMIG), supplying 63% of the total electricity consumed by the Monlevade Mill, equivalent to 28% of the total power consumption of the Belgo industrial plants.

It posted profits of R$ 68 million, compared to losses of R$ 91 million the previous year, due mainly to the effects of foreign exchange variations on its financing in US dollars through loans taken out with the International Financing Corporation / World Bank.

BMS – Belgo-Mineira Sistemas S.A.

One of the most important Information Technology service-providers in Brazil, the Net Revenues of BMS rose by 47% to R$ 47.5 million, while its Net Profits reached R$ 14.6 million.

Operating in Brazil and Argentina, it provides information technology for all the Belgo Companies, in addition to rendering services to companies in the ARCELOR Group and on the market. Its main areas of action are:

- Outsourced Information Technology Resource Management, with a universe of over 8,000 users;

- Consulting services for implementing SAP Business Management Systems. In charge of installing the SAP System throughout the entire Wire Products Sector of Belgo and at Vega do Sul;

- Development and integration of web-based solutions;

- Running the SUPERBUY e-procurement portal, with a throughflow of approximately R$ 160 million.

The quality of the services rendered by BMS is reflected in many certificates and awards. Ranked third in Brazil for operating efficiency in rendering Information Technology Services by the *Anuário de Informática 2003* information technology handbook, it also obtained Customer Competence Center (CCC) certification for Belgo, Acindar, CAF and BMS itself, supplied by the SAP. This was the first SAP certificate issued in Latin America.

BMF – Belgo-Mineira Fomento Mercantil Ltda.

Devoted solely to trading activities, with head offices in the state of Minas Gerais and branches in São Paulo, Piracicaba, Campinas and Curitiba, BMF services some 280 active customers and manages information on more than 35,000 active accounts.

Its operating volumes reached R$ 408 million, with Net Operating Revenues of R$ 22.5 million, Net Profits of R$ 9.3 million and a rate of return on equity of 24.96%.

Stakes

Restructuring Mendes Júnior Siderurgia S.A.

While Belgo-Mineira Participação, Indústria e Comércio S.A. (BMP) was leasing the Mendes Júnior steel mill, its economic activities were fully preserved, keeping jobs and generating taxes for the town of Juiz de Fora, for the state of Minas Gerais State and Brazil´s Federal Government, while helping creditors towards a partial recovery of their credits.

The purchase of more than 99% of the credits held against Mendes Júnior Siderurgia S.A. (MJS) by BMP resulted in: one million tons a year of steel added to Belgo´s production capacity; tax benefits arising from the organizational and corporate restructuring of this enterprise, including the use of tax losses accumulated by MJS of R$ 224 million at present values, entered into the accounts in 2003.

At the Mendes Júnior Siderurgia S.A. Extraordinary General Meeting, held on March 14, 2003, its registered name was altered to BMP Siderúrgia S.A., whose accounts were consolidated in the Belgo Earnings from April 2003 onwards.

On June 1, 2003, the General Meeting of BMP Siderurgia S.A. was held in order to:

1) Offset some of the losses in the BMPS accounts totaling R$ 4,056 million against the credits held by BMP, excluding specific credits, including those guaranteed by the most senior mortgage, which remained with BMP;

2) Increase the BMPS capital by BMP through credits, assets and cash, including the credit arising from the transfer of the Juiz de Fora Plant, the Meshes and Trusses Plant in São Paulo, and their respective Distribution Centers and Depots, totaling R$ 369 million;

On June 30, 2003, the Extraordinary General Meeting of BMP Siderúrgia S.A., was held, with a fresh capital injection by Belgo totaling R$ 1,109 million, as follows:

1) R$ 564 million through the transfer of assets consisting of the Piracicaba Plant, the Distribution Centers and credits arising from the sale of the Vitória Plant and other branches to BMPS;

2) R$ 83 million in properties;

3) R$ 462 million in credits arising from the acquisition of investments and credits held against BMU - Belgo-Mineira Uruguay, which owns a stake in Acindar - Industria Argentina de Aceros.

Through these investments, an original premium of R$ 1,770 million was acknowledged, with R$ 661 million in BMP and R$ 1,109 million in Belgo, whose amortization will be completed within sixty months, from July 2003 onwards.

From July through December 2003, the premium values amortized at Belgo and BMP reached R$ 55.5 million, and R$ 121.9 million respectively.

Due to these capitalization transactions, BMPS re-established its operating cash flow generation and upgraded its asset status, while remaining in charge of wire rod and rebar production and marketing activities, as well as other products for the civil construction sector fabricated at the Juiz de Fora Plant, as well as the Vitória and Piracicaba Plants, and their respective Distribution Centers and Depots. Additionally, BMPS also received the investments in BMU, which holds a stake in Acindar.

Since July 1, 2003 onwards, the Parent Company, Companhia Siderúrgica Belgo-Mineira, retains only the operations of the integrated Monlevade Mill, specializing in the production of wire rod for the industrial segment, as well as the Sabará Plant. The BMPS operations are focused on the mini-mills producing steel for the civil construction sector, using scrap and pig iron as their basic feedstock. This clustered product specialization scheme rationalized the production structure of Belgo and BMP Siderurgia S.A.

On September 30, Belgo transferred its stake in BMPS to its BMP subsidiary, which now holds 99.97% of the BMP Siderurgia S.A capital.

A portion of the premium worth R$ 55.5 million was amortized in September 2003 by Belgo, which then transferred the premium balance of R$ 1,054 million to BMP. Added to the balance of the BMP premium , this

10-01 - MANAGEMENT REPORT

amount totaled R$ 1,685 million to be amortized over 57 months, beginning in October 2003.

On December 19, 2003, Belgo-Mineira Uruguay - (BMU) transferred its stake in the capital of Acindar to BMPS, which now holds a direct investment in this associated company, benefiting from the double taxation treaty signed by Brazil and Argentina. The amount used for this transaction was based on the Acindar stock prices during the last ninety trading sessions on the Buenos Aires Stock Exchange in September, October and November 2003, coming to a total of R$ 166 million. This amount was recorded with BMPS as a premium, as the Net Equity of Acindar was negative due to repercussions of the foreign exchange devaluation of the Peso on its debts in strong currencies.

As the payment of this premium is not justified through the provisions in Article 14 of Normative Instruction N° 247, dated March 27, 1996, issued by the Brazilian Securities Commission (CVM), and as required by this same rule, based on Other Economic Reasons, this premium was posted in full as a loss in the BMPS earnings for the 2003 financial year.

On the other hand, this operation generated book-entry profits for Belgo Mineira Uruguay, resulting in a positive Net Equity with the resulting reversal of the balance at Belgo of the provision for the unsecured liabilities of this company, set aside in 2001 in the amount of R$ 113 million, as well as the related tax credit of R$ 37 million.

At the moment, BMU owns the credits held against Acindar, as well as its ONCs (*Obligaciones Negociables Convertibles*).

Subsequent Events

BMP Split

In January 2004, a partial split of BMP was completed, transferring a portion of its assets to its subsidiary company BMPS, including the stake held by BMP in BMPS.

In compliance with Normative Instruction N° 319, dated December 3, 1999 issued by the Brazilian Securities Commission (CVM), with the alterations introduced by Normative Instruction N° 349, dated March 6, 2001, and also issued by the Brazilian Securities Commission (CVM), the premium registered by BMP in this investment which was already being amortized through the accounts, with no tax effects, will now be entered in the BMPS accounts in a deferred asset account, and will be amortized over sixty months running from January 2004 onwards, for accounting and fiscal purposes.

As the value of BMPS after the corporate split was less than the value of the Belgo stake in BMP, cancelled by the BMP split, a new premium was calculated at Belgo of R$ 1,053 million, also amortizable for accounting purposes over sixty months and beginning in January 2004.

The amortization of the premium by Belgo, together with the net amortization of the deferred assets registered with BMPS will involve some R$ 319 million p.a.

Through this split, Belgo now holds 99.96% of BMPS, while BMP continues to own as its main assets the outstanding credits held against BMPS, including the credit consisting of the third-level mortgage on the Juiz de Fora Industrial Plant, which is the first by order of preference.

Capitalization of Belgo-Mineira Uruguay - BMU

Through credit assignment agreements signed in September and December 2003, Belgo transferred credits to BMP Siderúrgia S.A., totaling R$ 50 million held against Acindar. On January 12, 2004, BMP Siderúrgia S.A. capitalized Belgo-Mineira Uruguay – BMU with the credits received.

Already holding the original ONCs (*Obligaciones Negociables Convertibles*) issued on May 28, 2001 totaling US$ 60 million, BMU subscribed part of the new issue of ONCs authorized on February 6, 2004 in the amount of US$ 33.3 million, through the support commitment signed by the financial creditors and Belgo in the Extra-Judicial Preventive Agreement (APE - *Acordo Preventivo Extra-Judicial*) which is currently being ratified.

Additionally, an amount of R$ 88 million was also capitalized on January 12, 2004, arising from the loan contract between BMPS and BMU.

10-01 - MANAGEMENT REPORT

Acindar S.A.

The main producer of long steel products in Argentina, Acindar is competitive and efficient, constituting a key factor in the Belgo operating strategy for Latin America.

Through BMP Siderúrgia S.A., Belgo holds a 20.4% stake in the equity capital of Acindar, with the right to exercise the purchase and sale option agreements by 2005, signed with the joint shareholders.

Through Belgo-Mineira Uruguay - BMU, Belgo holds all the ONCs (*Obligaciones Negociables Convertibles*), which are stock-convertible Argentine credit papers issued for the capitalization of Acindar on May 28, 2001 at the original value of US$ 60 million, maturing in May 2005.

With significant gains in efficiency, Acindar has been operating at full capacity, meeting domestic and foreign demands with satisfactory operating and financial earnings.

The renegotiation of its financial debt has been handled successfully:

1) An agreement was reached with the Major Creditors Committee for converting the main debt, with new profile and duration conditions.

2) The Dutch auction of multiple items for the acquisition of the HY Bonds and other dollar debts was completed, totaling US$ 40 million, with a 30% discount on the face value.

3) A separate agreement was reached on the purchase of the Peso debts totaling AR$ 59.5 million, with discounts of around 32.5%.

4) On December 12, 2003, the Extra-Judicial Preventive Agreement (APE - *Acordo Preventivo Extra-Judicial*) was signed, covering 75% of the credits, with its ratification under way before the Courts.

On February 4, 2004, Belgo subscribed US$ 33.3 million in ONCs (*Obligaciones Negociables Convertibles*) through BMU, at a unit value of US$ 1.00, out of a total of US$ 80 million. The difference was taken up by shareholders exercising their preference rights.

Stock Market

Equity Capital

At R$ 1,368,891,220.98, the Belgo Equity Capital consists of 7,084,129,297 shares: 3,905,001,336 common shares (BELG3) and 3,179,127,961 preferred shares (BELG4), with 68,300,000 Treasury-held preferred shares.

The share breakdown on December 31, 2003 is given below:


26.15%
5.82%
54.03%
14.00%
ARCELOR Group
Pension Funds
Mutual Funds
Public

Trading

The Belgo preferred shares were traded on 100% of the trading sessions on the São Paulo Stock Exchange (BOVESPA) with a significant increase in liquidity, as shown by the following variations in the number of trades in terms of number of papers and financial volumes:

Preferred Shares	*2003*	*2002*	*03/02 Δ%*
Number of shares traded	709,520,000	592,090,000	20
Financial Volumes (R$)	353,182,598.20	141,332,414.40	150
Number of trades	6,009	3,855	56

10-01 - MANAGEMENT REPORT

Dividends and Interest on Equity

In December 2003, the Board decided to distribute Interest on Equity to the shareholders (base: December 31, 2003) in a gross amount of R$ 150,030,273.04 paid out on January 30, 2004 as advances on the mandatory dividends.

The shareholders received gross amounts of R$ 20.48 per 1,000 common shares and R$22.52 per 1,000 preferred shares.

The next Annual General Meeting will decide on the additional proposed dividend distribution in the net amount of R$ 6,243,429.42, at R$ 0.85 and R$ 0.94 respectively per 1,000 common and preferred shares, as well as scheduling these payment dates.

The gross amount set aside for payment of Interest on Equity/dividends for the 2003 financial year is 72.4% higher than the amount for the previous financial year, equivalent to a 30% gross payout.

Market Value and Return in Dividends

The market value of the Company has risen steadily since the last trading session in 1997, reaching an accumulated appreciation of 1,783.01% by year-end 2003, with a return in dividends that is higher than the market average.

Market Value of the Company (R$ million)


252.5
272.2
780.2
878.0
926.8
2,580.1
4,754.6

	1997	1998	1999	2000	2001	2002	2003
Total gross dividends (R$ million)	17.3	20.6	20.2	150.2	65.0	90.6	156.3
Dividends (R$/1,000 PE shares)	4.15	4.95	3.19	23.69	10.25	13.61	23.46
Return (%) (*)	6.85	7.56	2.59	17.10	7.01	3.51	3.29

(*) Percentage Total Gross Dividends x Market Value of the Company

10-01 - MANAGEMENT REPORT

Stock Prices and Performance in the São Paulo Stock Exchange (Bovespa)

The common and preferred stock prices rose by 78.61% and 105.95% in 2003 respectively, taking the closing prices for the last trading session, adjusted by the value of the dividends paid during the financial year.

The São Paulo Stock Exchange Index (IBOVESPA) rose by 97.34% over the same period, while the Real currency appreciated by 22.29% against the US dollar.

Performance of Belgo Shares, December 1998 – December 2003 (Dec 1998 = Base 100)
Source: Economática - Stock prices adjusted by Income


3000
2500
2000
1500
1000
500
0
2,748.3%
1,096.4%
327.8%
Dec/98 Mar/99 Jun/99 Sep/99 Dec/99 Mar/00 Jun/00 Sep/00 Dec/00 Mar/01 Jun/01 Sep/01 Dec/01 Mar/02 Jun/02 Sep/02 Dec/02 Mar/03 Jun/03 Sep/03 Dec/03
BELGO ON
BELGO PN
IBOVESPA

Historical Series – Stock Closing Prices and Equity Value of Belgo Shares

R$ per batch of 1000 shares	1999	2000	2001	2002	2003
Common shares	112.00	129.00	130.00 (1)	359.50	620.00
Preferred shares	120.00	130.99	146.67 (1)	370.00	734.00
Equity Value – 1,000 – December 31	233.38	282.62	299.63	326.49	384.11

(1) Ex-Interest on Equity

10-01 - MANAGEMENT REPORT

Information for Investors

Main Shareholders

	% Capital		
	Common Shares	Preferred Shares	Total
ARCELOR Group	60.60	45.97	54.03
PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil	7.32	9.88	8.47
Bradesco Group	11.54	-	6.36
CENTRUS – Fundação Banco Central de Previdência Privada	9.42	-	5.19
BNDESPar - BNDES Participações S/A	-	9.55	4.29
Luiz Alves Paes de Barros	2.21	5.10	3.50
FPS – Fundo de Participação Social	1.01	4.89	2.75
Griffo Hedging Funds	0.25	4.63	2.21
Tarpon HG FIA	-	2.64	1.18
Biltrust Limited	0.97	0.51	0.76
Maria Silvia Dória do Amaral	0.72	0.43	0.59
Miscellaneous	5.97	16.40	10.67
Total	100	100	100

Equity Capital on December 31, 2003	R$ 1,368,891,220.98	
Number of Book-Entry Shares	7,084,129,297	(100%)
Common Shares	3,905,001,336	(58%)
Preferred Shares	3,179,127,961	(42%)
Preferred Shares held in Treasury	68,300,000	
Total Shareholders	10,700	

The shares have no face value

Stock Codes on the São Paulo Stock Exchange (BOVESPA):

Common Shares BELG3
Preferred Shares BELG4

The daily stock prices for the Belgo shares are announced in major newspapers in Brazil, expressed for 1,000 shares batch.

10-01 - MANAGEMENT REPORT

Newspapers publishing Corporate Acts in 2003

Minas Gerais State Government Gazette
Estado de Minas newspaper
Gazeta Mercantil newspaper

ADRs (Level I)

Depositary Bank :	The Bank of New York Shareholder Relations P.O. Box 11258 Church Street Station, New York - NY 10286-1258 Tel (toll free) 1-888-BNY-ADRS (269-2377) (International) 1-610-312-5315 E-mail shareowner-sves@bankofny.com
Custodian Bank :	Banco Itaú S/A

Independent Auditors

KPMG Auditores Independentes

10-01 - MANAGEMENT REPORT

Investor / Shareholder Services

In order to exercise their rights, obtain information on their stock positions and also replace bearer shares with registered book-entry shares, Belgo shareholders are serviced at the branches of the Banco Itaú S/A, listed below. At other locations, the shareholders should contact the management of the Banco Itaú S/A local branch, who should forward this matter to one of the branches accredited to provide shareholder services.

BELO HORIZONTE - MG
Av. João Pinheiro, 195 - Térreo
CEP 30130-180
In charge – Ms. Jussara M. F. Souza
Tel. (5531) 3249-3524/3534 - Fax (5531) 3226-4116

BRASÍLIA – DF
SCS Quadra 3 – Edifício Dona Angela – Sobreloja
CEP 70300-500
In charge – Ms. Constância M. S. Oliveira
Tel. (5561) 316-4849 - Tel. (5561) 316-4850 - Fax (5561) 316-4851

CURITIBA – PR
Rua João Negrão, 65
CEP 80010-200
In charge – Ms. Márcia N. Machado
Tel. (5541) 320-4128/4129 - Fax (5541) 320-4053

PORTO ALEGRE - RS
Rua Sete de Setembro, 746 - Térreo
CEP 90010-190
In charge – Ms. Sandra Ferreira da Silva/Neiva Rosani Birkhan
Tel. (5551) 3210-9150/9151 - Fax (5551) 3210-9152

RIO DE JANEIRO – RJ
Rua Sete de Setembro, 99 – Subsolo
CEP 20050-005
In charge – Mr. Paulo Trachez
Tel. (5521) 2202-2592/2593 - Fax (5521) 2509-1788

SALVADOR – BA
Av. Estados Unidos, 50 – 2ºandar – Edifício Sesquicentenário
CEP 40020-010
In charge – Mr. Watson Carlos P. Barreto
Tel. (5571) 319-8010/8067 - Fax (5571) 319.8148

SÃO PAULO – SP
Rua Boa Vista, 176 – 1º subsolo – Centro
CEP 01092-900
Manager – Ms. Cláudia Vasconcelos
Tel. (5511) 3247-3138/3139 - Fax (5511) 3247-3141

Corporate Headquarters / Main Offices
Finance and Investor Relations Department - DIRFRI

Avenida Carandaí, 1115 - 26º andar
CEP 30130-915 - Belo Horizonte - BH - Brasil

Telephones:	General:	(5531) 3219-1122
	DIRFRI:	(5531) 3219-1420
Fax:	General:	(5531) 3273-2927
	DIRFRI:	(5531) 3219-1381
E-mails:	General:	belgo@belgo.com.br
	DIRFRI:	invrel@belgo.com.br

Website: www.belgo.com.br

Corporate Tax N° : CNPJ: 24.315.012/0001-73

State Registration N° : 062.003.374.0274

10-01 - MANAGEMENT REPORT

Consolidated Economic and Financial Performance Belgo Companies

Financial Highlights

(R$ million)	2003 1 Q	2003 2 Q	2003 3 Q	2003 4 Q	2003 Jan/Dec	2002 Jan/Dec	03/02 Δ (%)
Gross Revenues	1,185.5	1,192.0	1,280.4	1,270.6	4,928.5	4,085.7	20.6
Net Revenues	909.1	917.0	993.6	960.2	3,779.9	3,167.0	19.4
Domestic Market	738.5	722.1	747.9	726.0	2,934.5	2,568.4	14.3
Exports	170.6	194.9	245.7	234.2	845.4	598.6	41.2
Operating Profits (EBIT)	259.6	244.8	219.1	275.9	999.4	849.6	17.6
Financial Revenues / Expenditures	19.4	(15.7)	6.0	0.5	10.2	(154.5)	
Monetary and Foreign Exchange Variations	1.1	(13.9)	(20.7)	(4.6)	(38.1)	(67.0)	(43.1)
Amortization of Premium	(0.1)	(0.2)	(88.8)	(88.8)	(177.9)	(0.7)	0.0
Equity Earnings	21.0	33.6	14.2	(62.6)	6.2	41.3	(85.0)
Other Operating Revenues (Expenditures)	(54.4)	(35.7)	(44.7)	92.6	(42.2)	(197.7)	(78.7)
Non-Operating Revenues (Expenditures)	(10.7)	(27.1)	(8.7)	(53.9)	(100.4)	(92.7)	8.3
Income Tax / Social Security	(91.9)	29.5	101.2	(30.0)	8.8	(208.4)	
Net Profits	198.3	251.1	236.1	96.7	782.2	361.7	116.3
Group Portion	159.6	213.6	238.8	70.3	682.3	317.2	115.1
Cash Flow Generation (EBITDA)	296.0	281.8	263.8	320.1	1,161.7	995.2	16.7
Investments	78.7	112.4	95.0	105.2	391.3	229.1	70.8
Increase (reduction) Operating Working Capital	50.0	85.6	64.5	(21.3)	178.8	(115.4)	
Net Debt	749.5	663.7	468.5	398.2	398.2	675.1	(41.0)
Cash on Hand & Banks	461.0	356.8	417.1	671.7	671.7	534.8	25.6
End of period:							
Net Equity	2,674.1	2,884.0	3,763.5	3,654.5	3,654.5	2,485.0	47.1
- Non-controlling shareholders	238.4	263.6	297.5	287.8	287.8	209.1	37.6
- Group Portion	2,435.7	2,620.4	3,466.0	3,366.7	3,366.7	2,275.9	47.9
Total Assets	5,392.9	5,416.9	6,182.4	6,275.8	6,275.8	5,225.0	20.1
Employees	7,003	7,003	6,980	6,989	6,989	6,990	0.0

10-01 - MANAGEMENT REPORT

The Consolidated Net Revenues reached R$ 3,779.9 million, up 19.4% over the previous financial year,

The Net Revenues brought in on the domestic market reached R$ 2,934.5 million, (+14.3%) while export revenues topped R$ 845.4 million, up 41.2% over the 2002 figures.

The Consolidated Net Revenues rose as shown in the following graph:


Consolidated Net Revenues
R$ millions
2,313
773
1,540
2,248
280
1,968
2,369
3,167
3,780
99
00
01
02
03
Steel and Wires
Mining Sector
(divested in May 2000)

The Operating Profits reached R$ 999.4 million, with the EBITDA at R$ 1,161.7 million, up 17.6% and 16.7% respectively, boosted by increased sales.

The leasing expenditures for the Juiz de Fora Plant lowered the consolidated earnings through to March 2003. From April 1 onwards, Belgo began to consolidate the BMPS earnings, eliminating the non-consolidated leasing expenditures.

The consolidated Net Debt dropped by 41% due to the proportional consolidation of the Guilman Amorim Hydro-Power Plant and amortizations over this period, as well as the rising value of the Real and the tax savings achieved through restructuring the Steel Sector. The Net Equity rose significantly from R$ 2,485.0 million to R$ 3,654.5 million.

This increase includes the following aspects:

1. The amount of R$ 1,738.9 million was posted in the Consolidated Net Equity, arising from the reconciliation of accounts for the debts of BMP Siderurgia S.A., formerly Mendes Júnior Siderurgia S.A., with the credits held by BMP - Belgo Mineira Participação, Indústria e Comércio S.A.

2. The establishment of a provision for the premium in the Consolidated accounts in the amount of R$ 1,053.6 million, entered under Deferred Assets, pursuant to Instruction N° 349, issued in March 2001 by the Brazilian Securities Commission (CVM).

Investments topped R$ 391.3 million.

10-01 - MANAGEMENT REPORT

Consolidated Economic and Financial Performance Belgo Companies

Cash Flow Statement

(R$ million)	2003 1 Q	2003 2 Q	2003 3 Q	2003 4 Q	2003 Jan/Dec	2002 Jan/Dec	03/02 Δ (%)
Net Profits	159.6	213.7	238.8	70.2	682.3	317.2	115.1
Depreciation / Amortization	36.3	44.4	42.2	43.9	166.8	145.6	14.6
Stake held by non-controlling shareholder	38.7	37.5	(2.8)	26.5	99.9	44.4	125.0
Stakes in subsidiary companies	(20.9)	(33.5)	74.6	151.5	171.7	(40.5)	
Earnings on divestment of permanent asset, net	17.2	13.2	6.5	9.4	46.3	48.4	(4.3)
Income Tax and Social Security, deferred	91.8	(29.5)	(101.2)	30.0	(8.9)	208.4	
Others (mainly interest and foreign exchange variations)	12.1	24.3	78.6	114.6	229.6	368.3	(37.7)
(Increases) Reductions in Assets:							
Customers	(41.0)	106.6	(55.4)	35.8	46.0	(114.5)	
Inventories	(15.4)	(76.8)	35.1	(40.1)	(97.2)	(100.6)	(3.4)
Others assets	(52.7)	68.1	(182.5)	(86.8)	(253.9)	(48.3)	425.7
Increases (Reductions) in Liabilities:							
Suppliers	(90.8)	20.4	31.7	77.5	38.8	138.3	(71.9)
Other liabilities	46.2	(132.2)	99.1	(80.7)	(67.6)	139.6	
Cash Flow from Other Operating Activities	181.1	256.2	264.7	351.8	1.053,8	1.106,3	(4.7)
(Acquisition) divestment of investment	(100.7)	(108.6)	6.9	(32.4)	(234.8)	(129.3)	81.6
(Acquisition) divestment of property, plant & equipment and deferred	(77.1)	(103.5)	(31.6)	(126.2)	(338.4)	(233.9)	44.7
Cash flow from Investment Activities	(177.8)	(212.1)	(24.7)	(158.6)	(573.2)	(363.2)	57.8
Increase(reduction) in loans and financing	15.9	(134.1)	(160.7)	96.5	(182.4)	(585.5)	(68.8)
Issue (redemption) of debentures and others	(8.1)	(6.5)	(5.5)	(5.4)	(25.5)	(20.3)	25.6
Conversion of debentures into shares	0.0	0.0	0.0	0.0	0.0	56.5	
Payment of dividends / Interest on Equity	(84.9)	(7.7)	(13.5)	(29.7)	(135.8)	(102.3)	32.7
Cash flow from financial Activities	(77.1)	(148.3)	(179.7)	61.4	(343.7)	(651.6)	(47.3)
Increase(Reduction) in Cash on Hand & Banks	(73.8)	(104.2)	60.3	254.6	136.9	91.5	49.6
Cash on Hand & Banks – start of period	534.8	461.0	356.8	417.1	534.8	443.3	20.6
Cash on Hand & Banks – end of period	461.0	356.8	417.1	671.7	671.7	534.8	25.6

10-01 - MANAGEMENT REPORT

The cash flow brought in by the operating activities reached R$ 1,053.8 million.

The amortization of loans, financing and debentures, net of fresh funding uptakes, reached R$ 207.9 million, which helped reduce the Net Debt to R$ 398.2 million, compared to R$ 675.1 million for the previous financial year.

The consolidated cash on hand & banks totaled R$ 671.7 million, up R$ 136.9 million over the 2002 figures.

10-01 - MANAGEMENT REPORT

Consolidated Economic and Financial Performance Belgo Companies

Added Value

(R$ million)	2003	2002	03/02 Δ (%)
Revenues	4,830.3	4,039.9	19.6
Sales of Goods, Products and Services	4,930.6	4,084.1	20.7
Non-Operating Earnings	(95.0)	(92.7)	2.5
Recovery of Contingency	(5.3)	48.5	0.0
Feedstock Acquired	(3,074.4)	(2,425.1)	26.8
Raw Materials Consumed	(1,955.3)	(1,325.0)	47.6
Cost of Goods and Services	(753.3)	(805.4)	(6.5)
Other Costs	(365.8)	(294.7)	24.1
Depreciation / Amortization / Depletion	(338.2)	(144.3)	134.4
Added Value received in transfer	300.8	352.9	(14.8)
Equity Earnings	6.2	41.3	(85.0)
Provision for Losses – Associated Companies	77.2		0.0
Financial Revenues	217.4	311.6	(30.2)
Total Added Value	1,718.5	1,823.4	(5.8)
Distribution of Added Value	1,718.5	1,823.4	(5.8)
Staff and charges	342.8	315.0	8.8
Taxes, levies and dues	381.8	476.1	(19.8)
Third party capital	211.7	670.6	(68.4)
Reinvested Profits	561.2	230.2	143.8
Partners / Shareholders – Dividends	221.0	131.5	68.1

10-01 - MANAGEMENT REPORT


2003
20%
46%
22%
12%

Employees
▫ Government
Third party capital
▫ Shareholders (retained profits and dividends)


2002
20%
17%
26%
37%

Third party capital
▪ Government
Third party capital
▫ Shareholders (retained profits and dividends)

10-01 - MANAGEMENT REPORT

Economic and Financial Performance
Combined Data - Steel Sector

(R$ million)	2003 1 Q	2003 2 Q	2003 3 Q	2003 4 Q	2003 Jan/Dec	2002 Jan/Dec	03/02 Δ (%)
Gross Revenues	934.0	958.3	1,047.5	1,074.8	4,014.6	3,170.2	26.6
Net Revenues	708.8	733.1	812.2	822.9	3,077.0	2,436.4	26.3
Domestic Market	593.1	581.8	615.3	620.6	2,410.8	2,061.2	17.0
Exports	115.7	151.3	196.9	202.3	666.2	375.2	77.6
Operating Profits (EBIT)	154.2	157.4	175.7	167.2	654.5	538.2	21.6
Financial revenues	70.8	37.2	31.9	37.1	177.0	34.4	414.5
Financial expenditures	(47.4)	(47.5)	(39.5)	(38.2)	(172.6)	(186.8)	(7.6)
Monetary and Foreign Exchange Variations	(11.4)	(43.8)	5.7	(4.3)	(53.8)	40.4	
Amortization of Premium	0.0	0.0	(88.7)	(254.2)	(342.9)	(0.2)	
Equity Earnings	75.5	78.1	278.4	(54.8)	377.2	21.4	1,662.6
Net Profits	168.2	205.7	474.3	66.4	914.6	269.0	240.0
Cash Flow Generation (EBITDA)	175.6	179.3	207.4	196.8	759.1	623.7	21.7
Investments	62.4	92.9	77.9	74.0	307.2	175.8	74.7
Net Debt	528.0	511.6	437.8	357.8	357.8	427.0	(16.2)
Employees	4,187	4,223	4,234	4,234	4,234	4,161	1.8

The Steel Sector is currently subdivided into two sectors: industry and civil construction. The Monlevade Mill and Sabará Plant (Parent Company) are dedicated to the industrial segment, while BMP Siderurgia S.A., which runs the Juiz de Fora, Vitória and Piracicaba Plants, works for the civil construction sector.

The Steel Sector Earnings presented for 2003 and 2002 are comparable.

Net Revenues reached R$ 4,014.6 million, with a significant upsurge in export earnings.

In 2003, the leasing expenditures for the Juiz de Fora Plant lowered the Consolidated Earnings through to March, when BMPS (former Mendes Júnior Siderurgia) was acquired, which is why the other operating expenses were lower than the figures posted for the previous year.

10-01 - MANAGEMENT REPORT

Investments in the Steel Sector

The Pluriannual Plan for the Belgo Companies in the Steel Sector for 2004 - 2007 covers investments totaling R$ 1,375 million.

During the past three years, R$ 647 million were disbursed, of which R$ 307.2 million were distributed as follows in 2003:

- R$ 194 million allocated to the Piracicaba Plant, underwriting the project increasing its annual rebar production capacity by an additional 500,000 tons, with the start-up of operations scheduled for the first half of 2004;

- R$ 16 million allocated to the Vitória Plant, acquiring land from the bankrupt estate of COFAVI;

- R$ 97.2 million allocated to the plants for maintaining their production capacities, cutting costs, replacing equipment, information technology, infrastructure, extending sales networks and expanding scrap uptake and processing capacities.

With investments of R$ 38 million, the modernization of the Bar Rolling Mill at the Vitória Plant will be completed in 2004, bringing its annual capacity up from 170,000 tons to 250,000.

In the environmental area, R$ 14 million will be allocated to the Eletrostatic Precipitator Project (filter) for the Sintering Plant at the Monlevade Mill.

New Distribution Centers and more Advanced Depots will absorb some of the allocated funding, together with the management of new exclusive distributors.

In the metallics area, investments focus on logistics, in order to expand the scrap uptake and processing network through the acquisition of facilities and equipment.

In partnership with other companies in the mining and steel sectors, Belgo is analyzing the installation of a coke plant, in order to lessen its dependence on imported coke.

The total investments of R$ 371 million planned for the Steel Sector in 2004 are distributed as follows:


8%
16%
46%
30%
Industrial upgrades
Capacity expansion and market development
Facility replacement
Environment

10-01 - MANAGEMENT REPORT

Economic and Financial Performance
Comparative Data - Sector Analysis

	2003				
(R$ million)	Steel Sector	Wires Sector	Energy and Services	Eliminations	Consolidated
Net Revenues	3,077.0	1,404.7	124.7	(826.6)	3,779.8
- Domestic market	2,410.8	1,238.3	111.9	(826.6)	2,934.4
- Exports	666.2	166.4	12.8	0.0	845.4
Operating Profits (EBIT)	654.5	288.1	48.5	8.3	999.4
Financial Revenues	177.0	18.8	30.4	(39.2)	187.0
Financial Expenses	(172.6)	(36.5)	(7.0)	39.2	(176.9)
Foreign Exchange Variation	(53.8)	(8.0)	23.6	0.0	(38.2)
Equity Earnings	377.2	47.9	14.1	(433.0)	6.2
Net Profits	914.6	243.2	83.4	(459.0)	782.2
Non-Controlling Shareholder	(0.1)	(96.2)	(3.6)		(99.9)
Group Portion	914.5	247.0	79.8	(459.0)	682.3
Cash Flow Generation (EBITDA)	759.1	335.6	58.7	8.3	1,161.7
Investments	307.2	51.4	32.7		391.3
Net Debt	357.8	(13.6)	35.0	19.0	398.2
Net Equity	4,402.2	679.5	201.6	(1,628.8)	3,654.5
- Non-Controlling Shareholder	0.0	0.0	0.0	287.8	287.8
- Group Portion	4,402.2	679.5	201.6	(1,916.6)	3,366.7
Employees	4,234	2,174	581		6,989

10-01 - MANAGEMENT REPORT

Highlights

	Net Revenues (R$ million)		EBITDA (R$ million)		EBITDA Margin (%)		EBIT (R$ million)		EBIT Margin (%)	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Steel Sector	3,077.0	2,436.4	759.1	623.7	24.7	25.6	654.5	538.2	21.3	22.1
Wire Products Sector	1,404.7	1,139.7	335.6	285.1	23.9	25.0	288.1	239.7	20.5	21.0
Energy & Services Sector	124.8	266.8	58.7	91.2	47.0	34.2	48.5	76.5	38.9	28.7
Eliminations	(826.6)	(675.8)	8.3	(4.8)	-	0.7	8.3	(4.7)	-	0.7
Total	3,779.9	3,167.1	1,161.7	995.2	30.7	31.4	999.4	849.7	26.4	26.8

Consolidated Economic and Financial Performance Sustainable Development

Profitability and Added Value

The ongoing generation of Earnings is crucial to sustainable development, requiring global actions to ensure that gains are higher than costs, bringing in the funds needed to honor commitments and remunerate shareholders.

In 2003, the Consolidated Net Profits rose by 116.3%, with the added value distributed among the employees, Government, third party capital and shareholders reaching R$ 1,718 million.

Protecting the Environment

Among the Belgo Companies, environmental protection is ensured by the ongoing modernization of their facilities, allocating investments in de-dusting systems, recycling industrial wastewaters and making good use of solid wastes.

The steel mills reached an annual average of 98.8% recycled industrial wastewaters, with this 1.2% loss due to evaporation and moisture in the precipitates, indicating that the operations do not pollute water resources.

The maintenance of 100,000 hectares of planted eucalyptus forests and 60,000 hectares of native forests in permanent preservation areas and legal reserves removes some 1,000,000 tons of carbon dioxide (CO_2) from the atmosphere each year, helping control the rising annual temperatures of the Earth caused by the greenhouse effect.

Contributions to Communities and Society

The commitment of the Belgo Companies to the communities where their industrial operations are located has prompted the adoption of a participative approach to community life. A total of 32 permanent outreach programs are run in the fields of education, culture, environment, healthcare and social enhancement. Added to the programs for the employees and to the taxes paid, these contributions together are equivalent to 41.5% of the added value.

Strategy, Targets and Competitive Advantages

STRATEGY AND TARGETS

The Belgo strategy is to:

- Grow in production and sales;
- Create value throughout the entire production chain.

The Belgo target is to:

- Expand each year by a percentage higher than that of the Brazilian long steel products market;
- Eliminate dependence on economic factors in the steel-making feedstock market (iron ore, coke and metal products);
- Make rising production and sales compatible with the availability of investment funding, with no loss of profitability;
- Include extended value chain margins, fine-tuning logistics and cutting transaction costs, strengthening distribution networks and expanding the wire-based joint venture in South America;
- Consolidate the annual profitability levels, fine-tuning the time-to-market factors;
- Analyze profitable opportunities for expansion on the domestic and international markets.

COMPETITIVE ADVANTAGES

Economic and Financial Feasibility

The Company is endowed with a solid economic and financial situation and a high cash-flow generation capacity, underpinning its productivity enhancement, expansion and modernization projects.

Self-Sufficiency in Iron Ore

The Monlevade Mill is supplied by iron ore from the Andrade Mine, where a micro-pelletizing plant ensures self-sufficiency in its main raw material: sinter feed.

Charcoal

Through its subsidiary company CAF Santa Bárbara, Belgo supplies charcoal produced from eucalyptus plantations to independent molten and solid pig iron producers.

Power Generation

The Guilman Amorim Hydro-Power Plant operated by the Minas Gerais State power utility (CEMIG) supplies 63% of the electricity consumed by the Monlevade Mill, with savings of around 28% in the total power consumption of the steel mills.

Belgo Pronto System

The *Belgo Pronto* System was expanded on the civil construction market, delivering materials that are cut and bent to order, ready for use, through a partnership with eighteen companies in twelve States.

Exclusive Technology

Some steel and wire products fabrication process lines run on exclusive Belgo-owned technology or under licensing contracts.

Consolidated Economic and Financial Performance
Intangible Assets

Brand Image

Known by its many different publics simply as Belgo, the Companhia Siderúrgica Belgo-Mineira is a hallmark which guarantees quality through the Belgo name, as well as the processability and application of its long rolled products and wires for industry and civil construction uses.

Organizational System

Total Quality Principles underpin all Belgo management systems. In 1999, innovative integrated management practices were introduced through the adoption of Six Sigma methodologies, with modern Human Resources, Health, Safety and Environment Management Practices, in addition to production and sales planning, among others.

The Six Sigma Program has already certified forty professional employees whose application projects have brought in financial returns of R$ 114 million. At the moment, 220 professional employees are being trained.

Competencies Development

This consists of offering everyone the possibility of acquiring knowledge, expertise and skills that upgrade operating practices and enhance employability.

Among the Belgo companies, 75% of the total employees are at least high school graduates; 990 professional employees have university degrees, with 193 of them holding graduate qualifications. The objective is for all employees to have obtained at least a high school diploma by 2005.

Innovation and Quality Culture

The Company owns special steel fabrication process technologies, including steel cord for radial tires and wires for producing steel wool.

The Wire Rod Rolling Mill operations at the Monlevade Mill have been fine-tuned over the years, constituting a decisive factor for ensuring that its performance and quality are rated at the highest level in the World Steel Dynamics statistics.

Information Systems

With the support of BMS - Belgo-Mineira Sistemas, Belgo has an outstanding Center of Competence endowed with full mastery and knowledge of the SAP software and its methodology.

Public Acknowledgement

Industrial processes and quality guarantees are upheld by practices and certifications under all ISO standards and similar norms. For instance, the Monlevade Mill was awarded the silver medal in the Minas Gerais State Quality Prize in the Quality and Productivity Program run by the Minas Gerais State Government.

Health, occupational safety and the environment are areas managed on an integrated basis, acknowledged publicly through ISO 14001 and BS 8800 certification. The Juiz de Fora complex was the first steel mill in the world to be certified under the International Social Accountability standards established by Social Accountability International (SAI) under the SA 8000 standards by the Bureau Veritas – an international certification agency.

Prizes and Awards

- ***Exame* Magazine Good Corporate Citizenship Guide**
  Exame magazine - Model Company for Social Accountability and Citizenship – 4th consecutive year. This publication also paid tribute to the Quality Education Program run in the schools of the communities where Belgo operates.

- **ECO 2003 Prize**
  American Chamber of Commerce in São Paulo (Amcham-SP) – Health Category.

- ***Exame* Guide – Great Places to Work**
  Exame Magazine - Included in Brazil's top 100 Great Places to Work.

- ***Valor* Guide on the Best Human Resource Management Companies**
  Valor Econômico newspaper - Included in the top 40 companies in Brazil.

- **Business Excellence Prize**
  Fundação Getúlio Vargas - Belgo Bekaert Arames was selected as the Best Company in Brazil's metallurgy sector.

- **V Abrasca Annual Report Prize**
  2002 Report – Ranks among the best five in Brazil.

- **LIF 2003 Prize**
  Brazil-France Chamber of Commerce – Community Support Project, Culture area.

- **Top Social Prize - ADVB 2003**
  Brazilian Sales and Marketing Managers Association (ADVB) – Affective-Sexual Education Program.

- **Aberje Regional Prize, 2003**
  Revista Belgo placed first in the In-House Journal Category.

- **Instituto Miguel Calmon Prize**
  Jossan S/A selected as the best metallurgy sector company in Northeast Brazil.

- **SAP**
  Brazil certified as Customer Competence Center (CCC) by SAP, Germany. It is the first steel company in Latin America and the fifth in the world to receive this tribute to its software installations and to the performance of the SAP System.

Fiscal Audit Board Technical Opinion

We have examined Companhia Siderúrgica Belgo-Mineira´s Management Report for the 2003 financial year, the Equity Balance Sheet on December 31, 2003 and the corresponding Statement of Earnings, Alterations to Net Equity and the Sources and Uses of Funding for the financial year ending on this date, prepared in due compliance with Brazilian Company Law under the responsibility of its Management.

Based on this examination and on the Independent Auditors´ Technical Opinion on the afore-mentioned Financial Statements, our opinion is that these documents should be approved by the Shareholders´ Annual General Meeting.

Belo Horizonte, March 1st, 2004

Augusto Octavio Leite Canabrava

Paulo Conte Vasconcellos

Luiz Carlos Silva de Azevedo

Ney de Oliveira e Silva

Júlio César Pereira de Andrade

1 Operating Context

The main purpose of Companhia Siderúrgica Belgo-Mineira ("the Company" or "Belgo") is the fabrication of steel, rolled products and wires, as well as holding stakes in any enterprises that are directly or indirectly related to its registered corporate purpose.

The Company also holds stake in subsidiary and associated companies (See Explanatory Note N° 8 [a]).

Through to June 30, 2003, the Company ran an integrated steel mill (Monlevade - Minas Gerais State), a wires plant *(Sabará - Minas Gerais State), two steel shops and a rolling mills (Vitória - Espirito Santo State and Piracicaba - São* Paulo State), with fourteen product Distribution Centers and four *Belgo Pronto* Depots in Fortaleza - Ceará State, São Paulo - São Paulo State, Brasília - Federal District and Juiz de Fora - Minas Gerais State.

On June 30, 2003, as mentioned in Explanatory Note N° 8 [b], the steel shops and rolling mills, as well as twelve Distribution Centers and three *Belgo Pronto* Depots were transferred to its indirect subsidiary BMP Siderurgia S/A (BMPS).

Due to the transfer of the above-mentioned units, from July 2003 onwards, Belgo has been operating with only the Monlevade and Sabará plants, three Distribution Centers at Contagem (Minas Gerais State), Joinville (Santa Catarina State) and Fortaleza (Ceará State), with the earnings from these transferred plants included with the earnings of the Company directly under the Equity Earnings heading. As a result, any comparison between the headings in the 2003 Earnings Statement of 2003 of Companhia Siderúrgica Belgo-Mineira (Parent Company) and the respective Statement for 2002 should take this fact into consideration.

The main impacts are noted under the following headings in the Earnings Statement: gross sales revenues; deductions for sales, net operating revenues, cost of products sold, and gross profits. There are also effects on the following headings: other operating expenses (amortization of premium), stakes in subsidiary and associated companies (equity earnings of BMP and BMPS), and outlays on income tax and social security (deferred income tax and social security on tax losses and negative bases).

As stated in Explanatory Note No. 9 to the Financial Statements, significant portions of its operations are conducted with related parties, particularly its subsidiary company Belgo-Mineira Bekaert Arames S.A., at prices and conditions compatible with those in effect on the market, in view of the volumes and periods of these transactions.

2 Presentation of the Financial Statements

The Financial Statements of the Company and the Consolidated Financial Statements of the Company and its subsidiary companies for the financial years ending on December 31, 2003 and 2002 are presented separately, under the titles of "Parent Company" and "Consolidated" respectively, prepared according to the accounting practices adopted in Brazil and the rules issued by the Brazilian Securities Commission (CVM).

Summary of the main accounting practices

a. Calculation of earnings

The earnings are calculated on an accrual basis by financial year, adjusted by the assignable portion of income tax and social security falling due on the taxable profits and the deferred income tax and social security that will be recovered in subsequent financial years through the tax deductibility of the provisions established or the realization of credit arising from tax losses, shown under current and long term assets.

The sales revenues on products are posted under earnings when all risks and benefits inherent to the product are transferred to the purchaser. The revenues on services rendered are posted under earnings on realization. Revenues are not posted if there are any significant uncertainties about their realization.

b. Accounting estimates

The accounting estimates were based on objective and subjective factors, grounded on the judgment of the Management for determining the appropriate amount to be posted in the Financial Statements. Significant items subject to these estimates and assumptions include the residual value of the property, plant and equipment, provision for bad debts, inventories and deferred income tax assets, provision for contingencies, and assets and liabilities related to employee benefits. The settlement of the transactions involved in these estimates may result in amounts that differ significantly, due to the inaccuracies inherent to the estimation process. The Company reviews the estimates and assumptions on at least an annual basis.

c. Foreign currency

Monetary assets and liabilities in foreign currencies, mainly in US Dollars, were converted into Brazilian currency (R$ / Reais) at the foreign exchange rate on the closing date of the financial year: US$ 1.00 = R$ 2.8892 (2002 - US$ 1.00 = R$ 3.5333). The differences deriving from currency conversions were posted in the Earnings Statement. The non-monetary assets and liabilities of companies located abroad are presented at historical cost and converted into Reais at the foreign exchange rate on the closing date of the Balance Sheet.

d. Current and Long Term Assets

- **Financial investments**

The financial investments are assessed at cost plus the income brought in through to the date of the Balance Sheet, except for financial investments in Federal Government foreign exchange paper exclusive funds, which are subject to the market marking rule.

- **Provision for bad debts**

The provision for bad debts was established in an amount deemed sufficient by the Management to cover any possible future losses on the realization of the credits, taking into account the economic context, past experience and the specific and general risks of the accounts receivable portfolio.

- ***Inventories***

Assessed at the average purchase or production cost, below the replacement cost or the realization value. Imports under way are shown as the accumulated cost of each import.

The inventory costs include expenses incurred through the acquisition, shipment and storage of the inventories. For inventories of finished goods and inventories being fabricated, the cost includes part of the general fabrication expenses based on the normal operating capacity.

- **Other Current and Long Term Assets**

Presented at the net realization value, including income and monetary restatement, when applicable.

e. Permanent Assets

Demonstrated at the restated cost through to December 31, 1995, based on official rates, together with the following aspects:

- **Investments**

Investments in subsidiary, associated and similar companies are assessed through the equity earnings method. The premiums or discounts calculated by the Company or by its subsidiaries on the acquisition of investments (Explanatory Note N° 8 (e)) are amortized over periods defined in compliance with the grounds giving rise thereto.
The other permanent investments are assessed at acquisition cost, after deducting the provision for devaluation, when applicable.

For the purposes of consolidating and calculating the equity earnings, the Financial Statements of subsidiaries Belgo-Mineira Uruguay S/A and Bemex International, Ltd., as well as associated company ACINDAR Industria Argentina de Aceros S/A, which are not located in Brazil, were adjusted in order to eliminate the effects of the differences between the accounting practices adopted in Brazil and the practices adopted in their countries of origin.

- **Property, Plant and Equipment**

Registered at the acquisition, formation or construction cost. Depreciation is calculated by the linear method at the rates mentioned in Explanatory Note N° 10, taking into consideration the estimated useful life of the assets. The depreciation of the property, plant and equipment is posted mainly at production cost.

Expenditures arising from the replacement of a component of an item of property, plant or equipment that is entered separately in the accounts, including inspections and examinations, are posted under the property, plant and equipment heading. Other expenditures are capitalized only when there is an increase in the economic benefits of this property, plant and equipment item. Any other type of expenditure is posted under the earnings as an expense.

11.01 - EXPLANATORY NOTES

The depletion of the forest reserves of the subsidiary company is calculated on the basis of: (i) the volume of timber felled during the financial year, in terms of the existing potential volume; and (ii) the formation and maintenance costs accumulated through to the start of the financial year.

The lands accounts (of the Parent Company and its direct subsidiary Belgo Bekaert Arames S.A.) include reassessments.

- **Deferred**

Recorded at the acquisition and formation costs, after deducting amortization, which is calculated by the linear method at rates taking the useful life of the intangible assets into consideration. The deferred assets are entered into the accounts only when there is an increase in the economic benefits related thereto.

The deferred items of the Parent Company and Consolidated consist mainly of a premium on the acquisition of the acquired subsidiary company (Explanatory Note N° 11). The deferred expenditures are being largely amortized over a period of ten years.

f. Current and Long Term Liabilities

Shown at the known or calculable values, in addition to the corresponding charges and monetary variations, when applicable, on *pro rata diem* basis.

g. Provisions

A provision is posted in the Balance Sheet when the Company has a legal or established obligation resulting from a past event and it is probable that funds will be required in order to settle the obligation. The provisions are posted on the basis of the best estimates of the risks involved.

h. Employee Pension Plan and Post-Employment Benefits

Pursuant to Directive N° 371, issued by the Brazilian Securities Commission (CVM) on December 13, 2000, the Company opted to enter the deficit in the plan in the accounts at the end of the 2001 financial year, based on an actuarial report and posted against the accumulated profits under the heading of Adjustments for the Previous Financial Year, as mentioned in Explanatory Note 23 – Obligations with Post-Employment Benefits.

i. Income Tax and Social Security

The current and deferred income tax and social security are calculated on the basis of the effective income tax and social security rates charged on the net profits, and include offsetting tax losses and the negative social security base, limited to 30% of the real profits.

The deferred taxes arising from the tax losses, the negative social security base and temporary differences were established in compliance with Instruction N° 317, issued by the Brazilian Securities Commission (CVM) on June 27, 2002, taking past profitability into consideration, as well as expectations of generating future taxable profits grounded on a technical feasibility study.

The electric steel shop in Vitória, Espirito Santo State that was transferred to BMPS (see Explanatory Notes 1 and 8b), and the indirect subsidiary JOSSAN S/A, at Feira de Santana, Bahia State, both qualify for tax benefits on Exploration Profits.

j. Cash Flow Statements

The Company presents as supplementary information the Cash Flow Statements prepared in compliance with NPC 20 - Cash Flow Statements, issued by the Brazilian Institute of Independent Auditors (IBRACON).

k. *Added Value Statements*

In compliance with Circular Official Communiqué CVM/SNC/SEP N° 01/00, the Management is disclosing the Added Value Statement, which is intended to demonstrate the amount of wealth generated by the Company and the allocation to the items contributing to its generation.

All the information presented was obtained from the accounting records of the Company and its subsidiaries. Certain information in the traditional Earnings Statement was reclassified, as this is viewed as the distribution of added value generated in the Added Value Statement.

3 Consolidated Financial Statements

The accounting policies were applied across the board to all the consolidated companies, consolidated and consistent with those used for the previous financial year.

The consolidated Financial Statements for December 31, 2003 and 2002 were drawn up in compliance with the rules and procedures established by the Brazilian Securities Commission (CVM), covering those of Companhia Siderúrgica Belgo-Mineira (Parent Company) and the (i) subsidiary companies in which it holds direct stakes (described in Explanatory Note N° 8 (a) to the Financial Statements and (ii) the subsidiary companies in which it holds indirect stakes (described in Explanatory Note N° 8 (d)).

a. Description of the main consolidation procedures

The consolidation process of the equity and earnings accounts corresponds to the sum of the balances in the assets, liabilities, income and expenditures accounts, depending on their type, supplemented by the following exceptions:

- It should be stressed that there are no cross-holdings among the capital stakes, reserves and accumulated earnings;
- The balances in the assets and liabilities accounts, between the consolidated companies;
- The revenues and expenses balances, as well as the profits not realized, arising from business between the companies;
- Losses not realized are eliminated similarly, but only when there is no evidence of problems in the recovery of the related assets;
- Tax charges on the portion of profits not realized, and presented as deferred taxes in the Consolidated Equity Balance Sheet; and
- Highlighting the value of the minority shareholders stakes in the consolidated Financial Statements.

In 2003, the Company reassessed the consolidation criteria for the Usina Hidrelétrica Guilman Amorim S/A ("Guilman"), reaching the conclusion that this company was characterized as a subsidiary jointly with the Company ("joint venture"), and consequently from the 2003 financial year onwards, its Financial Statements will be

11.01 - EXPLANATORY NOTES

consolidated proportionately, pursuant to the Instruction 247/96, issued by the Brazilian Securities Commission (CVM).

Additionally, in order to reflect the economic essence of the activities of the Belgo-Mineira Group, the Company modified the consolidation criteria for the Financial Statements of its subsidiary, Belgo-Mineira Fomento Mercantil Ltda. ("BMF"): through to December 31, 2002, the earnings of this company were consolidated on a line-by-line basis in the Consolidated Earnings Statement of the Company, and from January 1, 2003 onwards, these earnings are presented under Net Financial Expenditures heading, as its operations are solely of this type.

Presented for the purposes of comparison, the Consolidated Financial Statements for December 31, 2002 were not adjusted to reflect the effects of the alterations in the criteria described above ("BMF" and "Guilman"), as these effects are not significant in the Consolidated balances.

b. Reconciliation of the Parent Company Net Equity and Net Profits for the Financial Yea, with the Consolidated Net Equity and Net Profits for the Financial Year

	Net Equity		Net Profit for the Financial Year	
	2003	**2002**	**2003**	**2002**
Parent Company Balances	**2,694,823**	**2,290,593**	**548,398**	**319,010**
Profits not realized for the Parent Company arising from transactions with subsidiary companies, net of tax effects	(12,783)	(14,427)	1,644	(1,768)
Effects of capitalizing BMPS debt	1,738,932	-	-	-
(-) Provision pursuant to Instruction 349/CVM, with no premium on the deferred	(1,053,553)	-	-	-
Equity swaps not affecting the earnings for the financial year of the subsidiary companies	(685)	(234)	132,268	-
Consolidated Balances	**3,366,734**	**2,275,932**	**682,310**	**317,242**

4 Financial Investments

Type	Rate	Liquidity	Parent Company 2003	Parent Company 2002	Consolidated 2003	Consolidated 2002
Short term						
Exclusive Fund – Foreign Exchange Papers	Quota (USD)	Immediate	245,941	417,359	245,941	417,359
Fixed income papers - ST (BMU – Foreign)	8.8% p.a.	Due 11/2004	-	-	264,717	-
Others	sundry	Immediate	8,341	3,004	115,166	100,236
			254,282	420,363	625,824	517,595
Long term						
Fixed income papers - LT (BMU - Foreign)	8.8% p.a.	due 11/2004	-	-	-	224,513
TOTAL			254,282	420,363	625,824	742,108

Investments in the Exclusive Federal Government Foreign Exchange Papers Fund is subject to the assessment rules established by Circular N° 3,096 issued by the Brazilian Central Bank (BACEN), on March 6, 2002. This Circular stipulates that the registration and assessment of papers and securities in the Exclusive Investment Funds, when available for sale or negotiation, should be undertaken at their respective market values. (market marking), which was the criteria used by the Company.

5 Customer accounts receivable

	Parent Company 2003	Parent Company 2002	Consolidated 2003	Consolidated 2002
Customer accounts receivable				
Domestic market				
- Companies in the Group·	49,845	51,491	2,878	1,514
- Third Parties	25,585	73,890	269,921	329,512
Total domestic market	75.430	125,381	272,799	331,026
Exports	131,142	108,161	220,297	178,308
Invoices and foreign exchange notes discounted	(50,017)	(5,961)	(51,818)	(19,606)
Provision for bad debts	(6,550)	(6,069)	(22,541)	(25,039)
	150,005	**221,512**	**418,737**	**464,689**

6 Inventories

	Parent Company		Consolidated	
	2003	2002	2003	2002
Finished products	30,707	89,712	235,883	221,118
Products in fabrication	26,497	24,560	88,675	44,318
Raw materials and consumption materials	73,119	94,860	197,527	157,337
Maintenance parts and sundry materials	13,817	16,700	48,407	32,243
Imports under way, mainly raw materials	17,111	32,866	16,111	34,342
	161,251	**258,698**	**586,603**	**489,358**

7 Other Accounts Receivable

	Parent Company		Consolidated	
	2003	2002	2003	2002
Current Assets				
Income tax and social security to recover	65,657	20,987	106,460	39,910
Other taxes to recover (mainly ICMS & IPI)	6,951	14,695	84,430	32,539
Asset loans	20,944	4,808	23,941	513
Other accounts receivable from subsidiaries	168,308 (1)	8,895	1,110	-
Other accounts receivable	29,872	19,308	84,037	47,639
	291,732	**68,693**	**299,978**	**120,601**

(1) This refers mainly to the assignment of credits owned by the Parent Company, held against ACINDAR and BMU, to the subsidiary company, BMP Siderurgia S.A.

8 Investments in Subsidiary and Associated Companies

a. Information on the Subsidiary and Associated Companies

	Number of shares/quotas owned	Stake % Stake Voting Capital	Stake % Stake Total Capital	Equity Capital	Net Equity	Net profits for the financial year	Investment Balance	Equity Earnings	Dividends received or proposed
STEEL SECTOR									
Belgo-Mineira Participação Indústria e Comércio S.A.									
2003	392,375,386	100.00	100.00	903,473	1,443,917	(68,471)	1,443,916	(68,461)	
2002	29,704,131	99.99	99.99	40,000	103,412	33,319	103,401	28,028	
Belgopar Ltda.									
2003	499,999	100.00	100.00	500	3,151	502	3,151	7,912	
2002	499,999	100.00	100.00	500	2,649	(346)	2,649	(7,756)	
Itaúna Siderúrgica Ltda.									
2003	999	99.90	99.90	6,000	8,839	589	8,730	490	
2002	999	99.90	99.90	4,000	8,249	867	8,241	866	
BMP Siderurgia S.A. (1)									
2003								127,333	
WIRES SECTOR									
BMB - Belgo-Mineira Bekaert Artefatos de Arame Ltda.									
2003	366,433	55.50	55.50	17,793	103,346	59,301	57,356	35,237	32,039
2002	366,433	55.50	55.50	17,793	97,585	47,573	54,159	27,711	21,939
Belgo Bekaert Arames S.A.									
2003	347,000,787	54.87	54.87	272,329	533,085	154,171	285,153	84,493	51,319
2002	346,900,787	54.86	54.86	272,329	472,612	132,376	251,893	72,618	19,446

(1) From July through September 2003 the company held a direct stakein the equity capital of BMP Siderurgia S.A. and posted equity earnings during this period.

11.01 - Explanatory Notes

	Number of shares/quotas owned	Stake % Stake Voting Capital	Total Capital	Equity Capital	Net Equity	Net profits for the financial year	Investment Balance	Equity Earnings	Dividends received or proposed
Others									
BMS - Belgo-Mineira Sistemas S.A.									
2003	1,879,308	99.97	99.99	21,585	14,466	14,596	14,385	14,589	6,324
2002	1,879,095	99.95	99.95	21,585	6,196	4,543	6,108	(2,929)	
Belgo-Mineira Engenharia Ltda.									
2003	99	99.00	99.00	73	509	14	504	14	
2002	99	99.00	99.00	73	496	3	491	3	
BMF-Belgo-Mineira Fomento Mercantil Ltda.									
2003	5,572	99.50	99.50	20,094	44,117	9,276	43,897	8,856	10,010
2002	5,572	99.50	99.50	20,094	45,279	6,807	45,052	6,773	2,488
Belgo-Mineira Comercial Exportadora S.A. - BEMEX									
2003	418,648	100.00	100.00	820	4,350	13,025	4,344	13,020	13,584
2002	418,648	100.00	100.00	700	4,906	26,624	4,906	26,624	28,903
Usina Hidrelétrica Guilman Amorim S.A. (2)									
2003	510	51.00	51.00	37,450	(32,541)	67,927		34,643	
2002	510	51.00	51.00	37,450	(100,470)	(91,031)		(46,426)	
BEMEX International Ltd.									
2003	1,000	100.00	100.00	289	24,658	(1,526)	25,172	(6,779)	
2002	1,000	100.00	100.00	179	31,951	(5,830)	31,951	7,139	
CAF Santa Bárbara Ltda.									
2003	19,714,248	100.00	100.00	101,007	127,006	(759)	127,007	(758)	
2002	9,771,068	100.00	100.00	68,788	95,622	(24,944)	95,622	(24,944)	
Belgo Trade S.A.									
2003	750	75.00	75.00	64	61	(3)	72	26	
2002	750	75.00	75.00	64	61	(3)	46	8	
Estrutura.net S.A.									
2003								(33)	
2002	999,996	10.00	10.00	10,000	7,264	(2,736)	726	160	
Considar do Brasil Ltda									
2003	1	20.00	20.00	3	51	18	9	(3)	
2002	1	20.00	20.00	3	51	18	10		
TOTAL - 2003							2,013,696	250,579	113,276
TOTAL - 2002							605,255	87,875	72,776

(2) A provision to cover Parent Company's net capital deficiency was set up, amounting R$ 16,569 (2002 = R$ 51,240 , recorded in "Other Accounts Payables" in the Balance Sheet.

b. *Acquisition of Mendes Júnior Siderurgia S.A.:*

The subsidiary company Belgo-Mineira Participação Indústria e Comércio S.A. (BMP) was set up especially to administer the lease and purchase option of the facilities of Mendes Júnior Siderurgia S.A. The termination date of the leasing contract was set for January 31, 2003, open to automatic extension through to 2006, which took place on December 17, 2002. This same year, BMP completed the acquisition (around 99%) of the credits held by the main creditors against Mendes Júnior Siderurgia S.A., for an amount of R$ 434,134 posted under the Mendes Júnior Siderurgia S.A. Credit heading and based on the decision of the Company to forge ahead with these negotiations.

Additionally, the acquisition of the above-mentioned credits involved the rights and guarantees that they held against Mendes Júnior Siderurgia S.A., with BMP subsidiary company also taking over the most senior mortgage (3rd level mortgage) in addition to leasing the industrial facilities, settling credits guaranteed by

11.01 - Explanatory Notes

the first and second mortgages on the respective lands, industrial complex and ancillary facilities.

As disclosed by the Company in a Relevant Fact dated March 14, 2003, negotiations were completed on that date for what was known as the Juiz de Fora Project, resulting in the acquisition of the Mendes Júnior Siderurgia S.A. ("MJS") company by subsidiary Belgo-Mineira Participação Indústria e Comércio S.A. ("BMP"), altering the registered corporate name of MJS to BMP Siderurgia S.A. ("BMPS") on this same data.

Due to this acquisition, from April 1, 2003 onwards, the earnings posted by BMPS were consolidated in the Belgo figures, and from June 1 this same year, BMPS began to operate the Juiz de Fora plant directly, terminating the lease contract on this plant with BMP.

Also on June 1, an Extraordinary General Meeting was held at BMPS that approved: (i) the remediation of part of the R$ 6,115 million in accumulated losses posted in the accounts of this company through absorbing accounts payable to BMP totaling R$ 4,056 million; and (ii) increasing the BMPS capital through BMP with credits, goods and cash, including the credit arising from the transfer of the establishments consisting of the Juiz de Fora plant, the Screens and Lattices Plant in São Paulo, and the respective Distribution Centers and Depots, totaling R$ 369 million.

On June 30, 2003, Belgo increased the BMPS capital to a total amount of R$ 1,109 million, as follows:

- R$ 564 million through the transfer of assets consisting of the Piracicaba steel shop, Distribution Centers and credits arising from the sale of the electric steel shop in Vitória and other branches to BMPS;
- R$ 83 million in real estate;
- R$ 462 million in credits arising from the acquisition of investments and credits held against BMU, which owns a stake in ACINDAR - Industria Argentina de Aceros S.A.

Due to transfer of the industrial plants and commercial units mentioned above, from July 2003 onwards, Belgo basically began to operate in the segment focused on industrial products (long steel goods for industry in general) consisting of the integrated mill at Monlevade, Minas Gerais State, the Sabará plant, and three more Distribution Centers, with BMPS in assigned the civil construction segment of the Belgo-Mineira Group.

By September 30, 2003, BMPS had built up tax credits totaling R$ 224 million, due to the tax losses and negative bases accumulated by BMPS in previous financial years. It is believed that they will be offset by the future earnings forecast for the Juiz de Fora mill, as well as the Vitória and Piracicaba plants, as noted in a technical study prepared by a specialized firm.

Totaling some R$ 1,770 million, the premium on the BMPS capitalization transactions is grounded on a future profitability study drawn up by a specialized firm, which will be amortized over five years.

In September 30, 2003, Belgo disposed of its stake in BMPS to its subsidiary BMP, which now holds 99.97% of the total capital of BMPS. During this divestment, the balance of the Belgo premium in BMPS was also transferred to BMP, totaling R$ 1,053.5 million.

11.01 - Explanatory Notes

c. Stake in ACINDAR – Industria Argentina de Aceros S.A.:

Through its indirect wholly-owned subsidiary Belgo-Mineira Uruguay S.A. (BMU), in December 2000, the Parent Company signed several agreements establishing the basis for an association with the main shareholders of ACINDAR *Industria Argentina de Aceros S.A., in which BMU held* a stake through to December 2003. This same month, its shares were transferred to BMPS, and it is now rated by Belgo as a strategic asset for its operations in South America.

Along these lines, through to December 31, 2003 this subsidiary invested the equivalent to US$ 193 million in ACINDAR, of which US$ 60 million was assigned to shares representing 20.44% of its equity capital and US$ 108 million in Convertible Negotiable Bonds (ONCs) and subscription bonds, while also acquiring the right to purchase new shares issued by ACINDAR totaling US$ 25 million.

Benefiting from the devaluation of the Peso and the outcome of the rationalization measures implemented during 2001, 2002 and 2003, ACINDAR has been operating at full capacity, with significant sales volumes on the Argentine market and impressive exports, reflected in an appreciable improvement in its operating earnings and financial indicators.

During the second quarter, an auction was held to purchase its dollarized debt totaling US$ 40 million, obtaining a discount of 30% on its face value, while also settling credits in Peso at discounts of around 32.5%.

Within the ACINDAR debt restructuring context, and as stipulated in the Extrajudicial Preventive Agreement (APE) signed by ACINDAR and its creditors on December 12, 2003, Belgo agreed to provide financial backing for ACINDAR through inflows of fresh funds totaling US$ 30 million, with the conversion of credits worth US$ 26.5 million in Convertible ~~Subordinadas~~ Negotiable Obligations (ONCs), which are Argentine papers similar to convertible debentures in Brazil. At the moment, this Extrajudicial Preventive Agreement is with the Argentine Court Authorities awaiting ratification. Once ratified by the Courts, all the other creditors will be obliged to comply with it, regardless of whether or not they adhered to the agreement.

On February 6, 2004, after ACINDAR obtained authorization to issue 80 million ONCs to Belgo, complying with the signed agreement, it acquired US$ 33.2 million worth of ONCs at a subscription value of US$ 1.00 (one US dollar) each, using up all its credits with ACINDAR and part of the loan granted.

The acquisition of the ONCs in question was handled through the indirect subsidiary BMU, as this holds the ONCs acquired previously. For this purpose, on January 12, 2004, BMPS assigned credits held against ACINDAR to BMU worth R$ 50 million, through capitalization. Additionally, BMPS also capitalized credits held against BMU totaling R$ 88 million, resulting in a total capitalization transaction of R$ 138 million.

11.01 - Explanatory Notes

d. ***The indirect stakes of the Company are summarized below:***

	Percentage stake	
	2003	**2002**
Subsidiary Companies		
BMP Siderurgia S.A.	99.97	-
Belgo-Mineira Uruguay S.A.	100.00	100.00
Jossan S.A.	54.33	54.33
PBM - Picchioni Belgo-Mineira DTVM S.A.	74.50	74.50
Abemex S.A.	-	68.18
Associated Companies		
Acindar Ind. Argentina de Aceros S.A.	20.44	20.44
Cimaf Cabos S.A.	27.43	27.43
Procables S.A.	26.19	26.19
Productos de Aceros S.A. - PRODINSA	27.43	27.43
Wire Rope Industries limited	27.43	27.43

The discounts calculated by the Company and grounded on other economic reasons will be realized only on the divestment/write-off of the investments, as demonstrated below:

	2003	**2002**
Belgo Bekaert Arames S.A.	(7,357)	(7,358)
BMS – Belgo-Mineira Sistemas S.A.	(74)	(85)
Total	**(7,431)**	**(7,443)**

The premium balances posted under corporate acquisitions and stakes are supported by expert reports written by independent experts, grounded on the expectations of future profitability for the operations acquired. The amortization of the premium is being posted on the basis of the future profitability projection periods, which are reviewed annually, and do not exceed ten years.

9 Transactions with related parties

The asset and liability balances on December 31, 2003 and 2002, as well as transactions affecting the earnings for the financial year arising from transactions with related parties were performed under the normal market conditions for the respective types of transactions, as summarized below:

	Current Assets	Long-term receivables	Current Liabilities	Sales	Purchases	Other Expenses	Other Income
Steel Sector							
Belgo-Mineira Participação Indústria e Comércio S.A.	39,887		1,463	12,115	26,312	725	8,939
BMP Siderurgia S.A.	138,203		2,963	5,425	26,777	35	1,114
Belgopar Ltda.			442				
Itaúna Siderúrgica Ltda.	113			136	11,346		
Acindar Industria Argentina de Aceros S.A.	1,110						
Wires Sector							
Belgo Bekaert Arames S.A.	46,271		9,423	651,364	11,250	1,453	13,467
BMB - Belgo-Mineira Bekaert Artefatos de Arame Ltda.	5,517			70,949			690
Jossan S.A.	1,256		52	28,076			365
Cimaf Cabos S.A.	2,878			4,415			571
Others							
Belgo-Mineira Comercial Exportadora S.A. - BEMEX	3,847						
CAF Santa Bárbara Ltda.	14		1,371		110		
Usina Hidrelétrica Guilman Amorim S.A.					27,793	692	
BMS - Belgo-Mineira Sistemas S.A.	14		412		3,212	5,043	
Belgo Trade S.A.			3,445				
ARCELOR Grpoup							
TrefilARBED Kiswire Co Ltd	1,268			7,505			
TrefilARBED Arkansas Inc	5,041			11,800			
TrefilARBED BETTEMBOURG S.A.				276			
EMESA Trefileria S.A.	8,782			8,740			
Asbm SARL			3,865			825	
Arcelor Trading USA LLC				4,680			
Arcelor International America Inc				43,809	2,287		
Arcelor Trading Antwerp				244			
Arcelor International Canada Inc				11,377			
Arcelor Long Commercial S.A.					75		
Arbed S.A.			1,659			309	
Aceralia Corporacion Siderurgica S.A.					64,986		
Aceralia Perfiles Madrid, SL					1,035		
Paul Wurth do Brasil Ltda			304		633		
Sidarfin NV			1,365			193	
Usinor							249
TOTAL 2003	254,201	-	26,764	860,911	175,816	9,275	25,395
TOTAL 2002	76,871	607,059	95,808	684,534	146,335	36,620	42,382

Belgo Group, except for the steel sector companies, does not operate with centralized cash, but has used opportunities to carry out operations that aim at maximizing the financial resources of the Group.

10 Property, Plant and Equipment

PARENT COMPANY

	2003			2002	
	Corrected and Reassessed Cost	Accumulated Depreciation and Depletion	Residual Value	Residual Value	Annual depreciation rates %
Industrial plants and office buildings	156,059	(65,704)	90,355	132,363	3
Industrial facilities and equipment	1,043,957	(517,582)	526,375	713,165	5
Others	81,407	(33,406)	48,001	55,918	from 10 to 20
	1,281,423	(616,692)	664,731	901,446	
Lands	99,419	-	99,419	128,110	
Expansion and modernization					
Property plant and equipment under way	19,231	-	19,231	138,354	
Supplier advances	5,923	-	5,923	54,203	
	1,405,996	(616,692)	789,304	1,222,113	

CONSOLIDATED

	2003			2002	
	Corrected and Reassessed Cost	Accumulated Depreciation and Depletion	Residual Value	Residual Value	Annual depreciation rates %
Industrial plants and office buildings	529,154	(180,736)	348,418	279,839	De 2 a 10
Industrial facilities and equipment	2,580,778	(1,296,472)	1,284,306	1,081,789	De 3 a 25
Forest reserves	114,533	(8,818)	105,715	81,418	
Others	141,781	(47,992)	93,789	76,659	De 5 a 30
	3,366,246	(1,534,018)	1,832,228	1,519,705	
Lands	235,322	-	235,322	173,423	
Expansion and modernization					
Property plant and equipment under way	365,585	-	365,585	193,930	
Supplier advances	22,406	-	22,406	54,614	
	3,989,559	(1,534,018)	2,455,541	1,941,672	

On december 31, 2003 R$ 240,146 in the consolidadet balance covers expenditures on increasing the bars production capacity at the Piracicaba plant in São Paulo.

(a) Guarantees and Collateral

The Company put up guarantees and collateral for its subsidiary and associated companies that totaled R$ 537,768 on December 31, 2003 (R$ 620,542 in 2002).

(b) Forest Reserves

The eucalyptus forest reserves (95,000 hectares - not audited) are administered by the wholly-owned subsidiary CAF Santa Bárbara Ltda., which handles the tasks related to felling the trees, making charcoal and replanting (2002 - 101,000 hectares - not audited).

(c) Reassessment of the Property, Plant and Equipment

- Owned by the Company
  This arises from a reassessment of the lands owned by the Company, with the outstanding balance of the reserve on December 31, 2003 totaling R$ 58,283 (R$ 58,354 on December 31, 2002) on the property, plant and equipment and net equity.

- Subsidiaries
  This arises from the stake held by the Parent Company in the land reassessments undertaken by subsidiary company Belgo Bekaert Arames S.A., which resulted in an increase in the investments accounts, with the net equity remaining unchanged at R$ 29,615, as in 2002 .

(d) Investments

Investments in the Parent Company for 2004 are allocated to productivity projects, as well as cost cutting, quality enhancement and environmental protection, totaling some R$ 119,074 (Consolidated - R$ 468,876 - not audited). In 2003, the Parent Company allocated investments of R$ 196,791 (Consolidated - R$ 391,270).

(e) Guarantees and Collateral

The assets constituting the property, plant and equipment provide the collateral guaranteeing the loans and financing taken out by the Company (Explanatory Note nº 12)

11 Deferred

	Parent company		Consolidated	
	2003	2002	2003	2002
Expansion Projects	-	23,155	6,199	23,838
Premium in the acquisition of subsidiary companies	58,477	58,477	569,518	58,477
Other expenditures	980	4,103	11,692	10,888
	59,457	85,735	587,409	93,203
Less:				
.Amortization of premium on investments	(32,195)	(26,339)	(496)	(26,339)
. Regular accumulated amortization	(138)	(174)	(3,952)	(3,331)
	(32,333)	(26,513)	(4,448)	(29,670)
	27,124	59,222	582,961	63,533

(a) The premium on the acquisition of the subsidiary taken over by the Parent Company originates from the acquisition of the stake held by Belgo Mineira Piracicaba S.A., (formerly Dedini), which was taken over in May 2000, and is being amortized over ten years, in compliance with the future profitability study drawn up by independent experts. The consolidated figures also include the premium, net of the provision stipulated in Instruction 349 issued by the Brazilian Securities Commission (CVM) totaling R$ 542,740, arising from the transactions capitalizing the BMP Siderurgia S.A. subsidiary company (see Notes 3b and 8b).

12 Financing

(a) Composition of the Balance Sheet

	Parent company		Consolidated	
	2003	2002	2003	2002
Short-term				
In R$				
. working capital		19.008	59.981	45.283
. property, plants and equipment	62.598	72.849	78.091	95.290
In US$				
. advance sale of exchange	67.753	103.047	67.753	122.691
. working capital		42.722	211.171	42.722
. property, plants and equipment	10.071	19.582	36.733	86.095
	140.422	257.208	453.729	392.081
Long-term				
In R$				
. working capital	162.312	200.755	193.077	239.445
In US$				
. advance sale of exchange	84.773	100.979	84.773	100.979
. property, plants and equipment	21.312	38.136	94.585	488.863
	268.397	339.870	372.435	829.287
Total	408.819	597.078	826.164	1.221.368

(b) The long-term payback installments follow the schedule given below:

	Parent company		Consolidated	
	2003	2002	2003	2002
2004	-	162.753	-	451.781
2005	59.108	77.074	91.228	131.924
2006	70.691	43.817	97.164	93.130
2007	66.160	18.370	85.717	60.576
2008 onwards	72.438	37.856	98.326	91.876
	268.397	339.870	372.435	829.287

(c) The Parent Company financing is guaranteed by assets constituting the property, plant and equipment, assessed at R$ 188,202 (2002 - R$ 564,059) and the consolidated financing is guaranteed by R$508,751 (2002 - R$ 774,198).

(d) Financing in Brazilian currency is subject to weighted annual interest at 16.01% (2002 - 18.68%), while financing in foreign currency and the financing in foreign currency is subject to weighted annual interest at 4.63% (2002 – 6.03%) plus foreign exchange variations.

13 Debentures

(a)Parent Company

The Extraordinary General Meeting held on April 14, 2000 approved the proposal put forward by the Management to proceed with the issue of 51,000 debentures, in a total amount of R$ 51 million. The maturity date will be March 1, 2005, with interest at 5% p.a. above the Long Term Interest Rate, with the possibility of conversion into preferred shares as from March 1, 2001. The Company placed all debentures issued in circulation.

By December 31, 2003, 50,981 debentures in the 5th issue by the Company had been converted into shares, representing an equity capital increase of R$ 56,494. On December 31, 2003, there were only nineteen debentures outstanding.

(b) Consolidated

During the restructuring process of Mendes Junior Siderurgia S.A., ("MJS") Belgo-Mineira Participação Indústria e Comércio S.A., purchased the credits held by the National Social and Economic Development Bank (BNDES) against this company and guaranteed by the third and sixth mortgages on the respective lands, industrial complex and ancillary facilities of the Juiz de Fora plant. For this purpose, during the 1998 financial year, the subsidiary company issued non-convertible simple debentures with a total face value of R$ 98,000, with monthly amortization and a total duration of twelve years, remunerated at the Long Term Interest Rate plus 3% p.a. On December 31, 2003, the updated balance reached R$ 102,976 (2002 - R$ 106,279).

Additionally, a proposal was presented to the other MJS creditors covering the acquisition of the outstanding credits, with discussions completed with most of these creditors (around 99%) during the 1999, 2000, 2001 and 2002 financial years. This transaction basically involved the issue of non-convertible debentures with a total face value of R$ 108,270, annual amortizations and final maturity dates on December 31, 2011 and 2027 (83% and 17% of the total issued respectively) remunerated by the variation in the IGP-M plus 6% p.a. On December 31, 2003, the updated balance reached R$ 165,840 (2002 – R$ 153,680), of which R$ 19,452 was owned by BMPS (R$ 18,000 on December 31, 2002).

14 Other accounts payable

	Parent company		Consolidated	
	2003	2002	2003	2002
Income tax and social security	352	363	38.563	29.064
Taxas on operations and industrial processes	27.871	19.524	101.303	57.556
Related parties loans	15.400	74.910	7.385	13.497
Lease payable	-	-	-	83.355
Customer advances	1.152	9.558	11.983	35.041
Obligations through the ONC purchase (explanatory note 8 (c))	-	-	111.016	134.362
Refis BMPS (see note 24b)	-	-	73.309	-
Other accounts payable	31.938	35.052	140.689	153.063
	76.713	139.407	484.248	505.938
Current	75.778	138.472	267.110	330.158
Long-term	935	935	217.138	175.780
	76.713	139.407	484.248	505.938

15 Provision for Contingencies

The Management of the Company reviews the known contingencies and assesses the possibility of any possible future losses caused thereby, adjusting the provision as applicable.

	Parent Company		Consolidated	
	2003	**2002**	**2003**	**2002**
Provision for civil lawsuits and tax cases	348,344	212,238	414,280	266,681
Provision for labor cases	3,475	3,475	19,428	16,964
Provision for losses on investments	16,596	178,763	-	61,627
Other provisions	1,626	908	16,596	12,313
Total	**370,041**	**395,384**	**450,304**	**357,585**
Current liabilities	48,186	183,146	92,628	107,824
Long term liabilities	321,855	212,238	357,676	249,761
	370,041	**395,384**	**450,304**	**357,585**

In addition to the provisions established, the Company and its subsidiaries have a variety of civil, fiscal, tax, environmental and labor cases under way. Based on the opinion of its house counsel and outside legal advisors, the success of these contingencies is rated as possible. On December 31, 2003 and 2002 they totaled approximately R$ 419,109 and R$ 350,000 for the Parent Company (R$ 500,000 and R$ 360,000 in the Consolidated), respectively.

The deposits in escrow posted under the long term assets of the Company totaling R$ 167,051 on December 31, 2003 and R$ 128,650 on December 31, 2002 (R$ 289,281 and R$ 213,140 in the Consolidated), are related to civil lawsuits, as well as fiscal and labor cases (mainly PIS and COFINS).

On September 1, 2000, the São Paulo State Large Structures Civil Construction Industry Association (SINDUSCON/SP) and the São Paulo Commercial and Residential Property Administration, Lease, Sale and Purchase Company Association (SECOVI/SP)filed suit with the Economic Law Bureau (SDE) against three long steel products manufacturers, including the Company, accusing them of establishing a cartel on the Brazilian rebars market.

Based on this complaint, the SDE launched administrative proceedings in order to analyze these accusations.

After investigations, the SDE issued an expert opinion recommending the Anti-Trust Board (CADE) under the Ministry of Justice to sentence the companies allegedly involved in establishing a cartel. These proceedings are currently being heard by CADE, which will issue a judgment.

However, Belgo denies that it has performed any act that may be viewed as establishing a cartel and, based on the opinion of its lawyers, feels that it will be possible to overturn any possible future decision awarded against it by CADE.

Should it be sentenced definitively, Brazilian law stipulates a fine of 31% of the value of the gross revenues of the Company during the last financial year, excluding taxes, which will never be lower than the advantage obtained, when quantifiable (item I, Article 23, Law N° 8,884/94), with the additional possibility of a ban being imposed on its participation in Federal Government competitive bidding processes (Article 24, item I, Law N° 8,884/94).

A decision handed down by CADE in a similar case in 1994 is still being challenged through the Courts. However, based on the opinion of the legal advisors, that there are possibilities of success at the judicial sphere, and due to the high level of uncertainty involving this issue, including the quantification of a possible future fine, the Company has not established any provision in its accounts to cover this contingency.

16 Deferred Income Tax and Social Security

The deferred income tax and social security are posted to reflect the future fiscal effects caused by temporary differences between the assets and liabilities fiscal base and their respective book value.

In compliance with Instruction N° 371, issued by the Brazilian Securities Commission (CVM) on June 27, 2002, indirect subsidiary BMPS also posted the tax credits on the fiscal losses and negative social security bases for previous financial years, grounded on the expectation of generating future taxable profits as indicated through a technical study approved by the Management. With no established expiry date, their compensation is limited to 30% of the annual taxable profits. The book value of the deferred fiscal asset is reviewed annually by the Company and its subsidiary and associated companies, with the resulting adjustments not being significant in terms of the preliminary forecast drawn up by the Management.

a. Income Tax and Social Security Recoverable and Deferred

	Parent Company		Consolidated	
(In thousand R$)	2003	2002	2003	2002
Income tax				
On temporary additions	18,496		28,412	
In advance	28,996	16,038	34,903	29,346
On fiscal losses	-		16,407	
Others	965		1,351	
Social Security				
On temporary additions	7,128		7,785	
On negative calculation base	-		5,917	
In advance	10,072	4,949	11,685	10,564
On current assets	65,657	20,987	106,460	39,910
Income tax				
On temporary additions	34,116	64,344	50,138	80,848
In advance			1,436	2,114
Withheld at source on financial investments			-	1,539
On tax losses			148,086	
On actuarial provisions	407	407	570	519
Others			92	228
Social Security				
On temporary additions	6,500	17,382	9,099	21,275
On negative calculation base			53,310	
In advance			444	364
On actuarial provisions	130	130	130	170
On long-term assets	41,153	82,263	263,305	107,057
Income tax / Social security				
On depreciation with incentive	2,560	3,575	6,431	8,324
On unrealized profits			(6,585)	(7,431)
On gains – BMS capitalization (see Note 3)			80,547	
Othes			2,454	2,455
On long-term liabilities	2,560	3,575	82,847	3,348

The realization of the income tax and social security credits are expected to perform as shown below:

	Parent Company	Consolidated
2004 financial year	65,657	106,460
2005 financial year	4,115	44,728
2006 financial year	4,115	43,599
2007 financial year	4,115	41,796
2008 financial year	4,115	39,873
financial year of 2009 to 2012	24,693	93,309
	106,810	369,765

11.01 - Explanatory Notes

b. Income Tax and Social Security on Earnings

	Parent Company				Consolidated			
	2003		2002		2003		2002	
In Thousand R$	Income Tax	Social Contribution	Income Tax	Social Contribution	Income Tax	Social Contribution	Income Tax	Social Contribution
Earnings before income tax & social contribution	682,268	682,268	415,649	415,649	776,622	776,622	575,988	575,988
Net temporary additions (exclusions)								
Provisions for :								
Labor cases	0	0	457	457	323	323	409	409
Special repairs	759	759	(678)	(678)	759	759	(678)	(678)
Loss of credits	(25,000)	(25,000)	25,000	25,000	(25,491)	(25,491)	25,000	25,000
Doubtfull debts	482	482	682	682	(315)	(315)	4,598	4,598
Charges on liabilities notified through the courts	-	-			(412,572)	(412,572)		
Fiscal and civil contingencies	82,640	82,640	4,936	4,936	110,139	110,254	8,214	4,644
Investments devaluation	(119,420)	(119,420)		-	(123,294)	(123,294)	13,234	13,234
Other assets devaluation	15,860	15,860	(7,707)	(7,707)	11,932	11,932	(7,707)	(7,707)
Profits and earnings sharing	(2,253)	(2,253)	16,527	16,527	(1,948)	(1,948)	18,699	18,038
Taxes with suspended enforceability	-	-			17,562	2,612	14,769	3,271
Premuim (discount)	-	-	(6,602)	(6,602)	284,415	283,884	(6,602)	(6,602)
Realization of reassesment reserve	72	72	-	-	15,384	15,384	-	-
Others	4,058	-			(4,622)	(10,508)	12,413	12,151
Sum of temporary additions (exclusions)	(42,802)	(46,860)	32,615	32,615	(127,728)	(148,980)	82,349	66,358
Net permanent additions (exclusions)								
Equity earnings	(250,579)	(250,579)	(87,875)	(87,875)	(6,232)	(6,232)	(41,264)	(41,264)
Interest received on Equity	35,656	35,656	28,145	28,145	2,050	2,050		
Interest paid/proposed on equity	(150,030)	(150,030)	(90,643)	(90,643)	(175,471)	(175,471)	(108,167)	(108,167)
Surplus depreciation	19,879	19,879	5,806	2,564	23,046	20,359	6,404	3,266
Employees stakes	-	-		-	725	725		-
Statutory allocations		-		(4,840)	105	105		(5,936)
Bonuses	293		3,306		2,185	797	3,846	96
Levies and donations	3,017	3,017	4,496	4,496	5,322	5,322	7,144	6,752
Non-deductible expenses	979	979	378	378	3,951	3,767	2,509	3,565
Non-consolidaded portion of the earnings					(132,955)	(132,955)	101,130	101,130
Portion of the earnings no subject to income tax & social contribution					186,213	186,213	(4,158)	(6,163)
Profit sharing abroad					51,709	51,709		
Others	(3)	(1)		-	2,706	2,547		
Sum of permanent additions (exclusions)	(340,788)	(341,079)	(136,387)	(147,775)	(36,646)	(41,064)	(32,556)	(46,721)
Total additions (exclusions)	(383,590)	(387,939)	(103,772)	(115,160)	(164,374)	(190,044)	49,793	19,637
Calculation base	298,678	294,329	311,877	300,489	612,248	586,577	625,781	595,625
Effective rate	25%	9%	25%	9%	25%	9%	25%	9%
Income tax and social contribution calculated	(74,645)	(26,490)	(77,948)	(27,044)	(151,579)	(53,267)	(156,224)	(53,689)

c. Reconciliation of Income Tax and Social Security on Earnings

11.01 - Explanatory Notes

In thousand R$	Parent company				consolidated			
	2003		2002		2003		2002	
	Income Tax	Social Contribution	Income Tax	Social Contribution	Income Tax	Social Contribution	Income Tax	Social Contribution
Income tax and social contribution calculated	(74,645)	(26,490)	(77,948)	(27,044)	(151,579)	(53,267)	(156,224)	(53,689)
Book-entry fiscal credits								
On fiscal losses and negative bases	-	-			164,493	59,217		
On temporary additions	33,491	10,717	22,733	7,275	43,031	13,043	36,480	9,700
Realization of depreciation with incentive	1,014	-	811		1,563	-	1,128	40
	34,505	10,717	23,544	7,275	209,087	72,260	37,608	9,740
Book-entry fiscal debts								
On temporary exclusions	(45,224)	(14,472)	(12,929)	(4,137)	(53,567)	(17,227)	(20,369)	(5,080)
Income tax on profits – Company abroad	-	-			-	-	(476)	
Offsetting tax losses	-	-			5,212	1,830	(17,036)	(6,058)
	(45,224)	(14,472)	(12,929)	(4,137)	(48,355)	(15,397)	(37,881)	(11,138)
Other (expenditures) revenues								
Tax incentives	603	-	2,739		11,267	-	4,292	
Income tax adjustment on revaluation reserve	18	6			18	6		
Social security on negative bases prior to 1992	-	(15,114)	-	-	1,631	(16,022)	-	-
Income tax on profits not realized	-	-	-	-	(846)	-	1,140	-
Others	(75)	(1)	(13)	(3,286)	28	7	216	(2,425)
	546	(15,107)	2,726	(3,286)	12,098	(16,009)	5,648	(2,425)
Total revenues (expenditures) for income tax and social contribution	(84,818)	(45,352)	(64,607)	(27,192)	21,251	(12,413)	(150,849)	(57,512)

17 Net Equity (Parent Company)

a. Equity capital

On December 31, 2003 and 2002, the subscribed and fully paid-in equity capital consisted of:

	2003	2002
Common shares (1,000)	3,905,001	3,905,001
Preferred shares (1,000)	3,179,128	3,179,128
Total shares (1,000)	7,084,129	7,084,129
Shareholders	10,700	10,500

Each common share has the right to one vote in the decisions taken by the General Meeting.

The Company holds 68,3000,000 preferred shares in the Treasury, at a cost of R$ 3,149.

b. Reserves

(i) Capital reserve: underwriting investments:

This refers mainly to the fiscal incentive for the Tax on Industrialized Products (Law 7,554/86), effectively received. This incentive expired in 1993.

(ii) Revaluation reserves:

Established due to the revaluation undertaken by the Company and its stake in the corresponding reserve established by its subsidiary company Belgo Bekaert Arames S.A., to be transferred to the accumulated profits as the assets (lands) covered by the revaluation are realized through divestment or write-off.

(iii) Profits reserves:

- **Legal reserve –** established at a rate of 5% of the Net Profits calculated for each financial year, pursuant to Article 193 of Law N° 6,404/76, up to 20% of the equity capital.
- **Statutory reserve –** Established on the basis of 5% - 75% of the Net Profits for financial year, set aside to underwrite the expansion of the activities of the Company either directly or through subsidiary or associated companies, with the deduction ceasing when this reserve reaches 80% of the subscribed equity capital.

c. Dividends and interest on company capital

The Company By-Laws stipulate that at least 25% of the Net Profits for the financial year shall be set aside as required by Brazilian Corporation Law, in order to pay the mandatory dividend to the shareholders. The preferred shares have the right to a dividend 10% higher than that assigned to the common shares, as defined in Law N° 9,457/97.

For the purposes of complying with Federal Tax Rules and the provisions in Directive N° 207/96, issued by the Brazilian Securities Commission (CVM), the Company decided to post the interest on company capital in counterpart to the Financial Expenses Account, reverting this to the Accumulated Profits Account.

As allowed by Law N° 9,249/95, the Company calculated the interest on its capital on the basis of the Long Term Interest Rate in effect during the financial year, reaching R$ 150,030 (R$ 90,643 in 2002), which were entered under financial expenditures as required by Brazilian Fiscal Law. For the purposes of these Financial Statements, this interest was eliminated from the financial expenditures for the financial year, and is presented under the Accumulated Profits Account, in counterpart to the Current Liabilities.

The income tax and social security for the financial year were reduced by R$ 51,010 (R$ 30,819 in 2002), approximately, due to the deduction of these taxes through the interest on company capital credited to the shareholders.

The proposed dividends and interest on company capital were calculated as shown below:

	2003	2002
Net profits for the financial year	548,398	319,010
Less:		
(-) Establishment of Legal Reserve	(27,420)	(15,951)
Dividend calculation base	**520,978**	**303,059**
Minimum mandatory dividends - 25%	130,245	75,765
Proposed dividends	6,243	
Proposed interest on company capital	150,030	90,643
	156,273	90,643
% on calculation basis	30.00	29.91
Income tax withheld at source on Proposed interest on company capital	(16,517)	(10,369)
Net	**139,756**	**80,274**
Gross value per 1,000 common shares - R$	**21.33**	**12.37**
Gross value per 1,000 preferred shares - R$	**23.46**	**13.61**

18 Net Financial Revenues (Expenditures)

	Parent company		Consolidated	
	2003	2002	2003	2002
Financial Expenses				
Interest on financings	(53,877)	(68,794)	(79,858)	(94,003)
Interest on debentures	(3)	(7,988)	(34,671)	(49,705)
Arrears interest	(2,101)	(6,489)	(4,337)	(7,355)
Exchange variations on liabilities	94,945	(202,441)	187,428	(337,688)
Other financial expenses	(13,731)	(15,516)	(57,940)	(44,404)
	25,233	(301,228)	10,622	(533,155)
Financial Revenues				
Interest received	28,713	26,348	41,399	20,473
Income onf financial investments	92,565	(17,957)	119,943	2,509
Foreign exchange asset variations	(79,001)	246,328	(225,538)	270,642
Other financial revenues	2,182	921	25,667	17,989
	44,459	255,640	(38,529)	311,613
Net	69,692	(45,588)	(27,907)	(221,542)

19 Other Net Operating Expenditures

	Parent company		Consolidated	
	2003	2002	2003	2002
Provision for fiscal risks and contingencies	(26,489)	(2,519)	(26,489)	(2,519)
Leasing expenditures	(2,942)	(1,839)	(23,598)	(126,413)
Other operating expenditures	(10,677)	(17,214)	(24,991)	(16,766)
Net	(40,108)	(21,572)	(75,078)	(145,698)

20 Net Non-Operating Revenues (Expenditures)

	Parent company		Consolidated	
	2003	2002	2003	2002
Provision for fiscal risks and contingencies	(23,182)	(8,182)	(38,749)	(38,407)
Leasing expenditures	(31,764)	(29,603)	(31,764)	(29,603)
Other operating expenditures	(5,293)	(23,027)	(29,916)	(24,644)
Net	(60,239)	(60,812)	(100,429)	(92,654)

21 Insurance coverage

The Company policy is to take out insurance coverage in amounts deemed sufficient to offset the risks involved. The Company works with operating risks insurance that ensure compensation for material damages and loss of gross revenues (halt in production) arising from accidents, with an indemnity period of up to twelve months out of operation. The current policy remains effective through to January 1, 2005. The insurance policies provide the following types of coverage:

	Parent company		Consolidated	
	2003	2002	2003	2002
Assets insured				
. Iproperty, plants and equipment	(*) 563,550	(*) 688,935	2,089,871	2,220,193
. Inventories	56,248	68,715	169,749	130,930
	619,798	757,650	2,259,620	2,351,123

(*) Coverage by event

22 Financial instruments

The financial instruments of the Company and its subsidiaries are posted under the equity accounts for December 31, 2003 and 2002 at values compatible with those in effect on the market on these dates. The administration of these instruments is undertaken operating strategies that are designed to obtain liquidity, profitability and security. The control policy consists of permanently monitoring the contracted rates, compared with those in effect on the market, and consequently ascertaining whether the adjustments of their financial investments to the market are being handled correctly by the institutions administering its funds.

11.01 - Explanatory Notes

The Company and its subsidiaries do not invest in derivatives or any other high-risk assets, on speculative bases.

The estimated realization values of the financial assets and liabilities of the Company were determined through the information available on the market and appropriate assessment methodologies. However, considerable adjustments were required to interpret the market data in order to produce the best estimate of the realization value. As a result, the following estimates do not necessarily indicate the amounts that could in fact be realized on the current exchange market. The use of different market methodologies may also have material effects on the estimated realization values.

a. Composition of the Balances

Pursuant to Instruction N° 235/95 issued by the Brazilian Securities Commission (CVM), the accounting balances and market values of the financial instruments included in the Equity Balance Sheet on December 31, 2003 are listed below:

Description	Accounting balance	Market value
Cash on hand and banks	45,843	45,843
Financial investments	625,824	632,330
Deferred and recoverable taxes	454,195	454,195
Loans receivable	23,941	23,941
Investments:		
Assessed at cost	37,988	37,988
Assessed by the Equity Earnings Method	138,240	138,240
Loans and financing:		
In Reais	331,149	331,149
In foreign currency	495,015	498,554
Deferred taxes - liabilities	82,847	82,147

b. Criteria, Assumptions and Constraints used to Calculate the Market Values

- *Cash on hand and financial investments*

The market values of the balances held in the current bank accounts are identical to the book-entry balances.

For the financial investments, the market value was calculated on the basis of the market prices of these papers, or is non-existent, they were based on the future cash flows, discounted at the average investment rates available.

- *Loans receivable/payable*

Presented at the book value, as there are no similar instruments on the market and this involves transactions with subsidiary and associated companies.

- *Taxes receivable/deferred*

Presented at the book value, as there are no parameters for calculating their market value.

- *Investments*

The market values of the stakes held in other companies were calculated on the basis of the book-entry equity value. The market values for other investments are identical to the book-entry balances, as they are not quoted on the market.

11.01 - Explanatory Notes

- *Loans and financing*

The market value of the financing was calculated on the basis of its present value, based on the future cash flows and using interest rates applicable to this type of instrument with similar risks and durations, or based on the market prices for these papers.

The market values for the BNDES/FINAME financing are identical to the book-entry balances, as there are no similar instruments available, with comparable maturity dates and interest rates.

- *Derivatives*

The Company does not work with derivatives.

- *Constraints*

The market values were estimated on the date of the Balance Sheet, based on "relevant market information". Alterations in the assumptions may have significant effects on these estimates.

c. Credit Risk

The sales policy of the Group is subordinate to the credit rules established by its Management that are designed to minimize any possible future problems arising from defaulting customers. This purpose is accomplished through assigning credit limits to customers according to their payment capacity, as well as by diversifying the accounts receivable (risk fragmentation). The Company has also set aside a significant provision to cover credits with doubtful settlement totaling R$ 6,551 (2002 - R$ 6,069) equivalent to 25.60% of the open accounts receivable balance on the domestic market (2002 - 4.84%), in order to cover the credit risk (Consolidated - R$ 25,039 and R$ 18,521 respectively, equivalent to 4.92% and 4.61% respectively of the accounts receivable open balance on the domestic market).

d. Foreign Exchange Risk

As the Company and its subsidiaries have significant foreign currency liabilities (US dollar) its earnings may be severely affected by variations in the foreign exchange rates.

In order to lighten the effects of foreign exchange variations on the Company debt, its Management has adopted the policy of keeping almost all its cash on hand in short-term investments linked to the foreign exchange rate, as shown in the following Table:

	Parent Company		**Consolidated**	
Assets (Liabilities)	**2003**	**2002**	**2003**	**2002**
Cash on hand and financial investments	245,941	417,359	377,439	667,291
Accounts receivable	81,125	102,200	168,479	158,702
Other accounts receivable	-	24,904	-	24,904
Investments	25,172	31,951	25,172	120,108
Suppliers	(161,791)	(92,037)	(167,293)	(156,907)
Financing	(183,909)	(304,466)	(495,015)	(841,350)
Other liabilities			(111,016)	(143,268)
Net exposure	**6,538**	**179,911**	**(202,234)**	**(170,520)**

The Net Exposure in US dollars on December 31, 2003, demonstrated above, should be offset by the net balance posted between the export and import accounts of the Parent Company and its subsidiaries, for the 2004 financial year 2004, as shown in the forecast given below (not audited):

		2004
A)	<u>Exports</u>	
	- Parent Company	572,739
	- Subsidiary Companies	708,840
	Total	**1,281,579**
B)	<u>Imports</u>	
	- Parent Company	432,922
	- Subsidiary Companies	85,065
	Total	**517,987**
	Net balance (A – B)	**763,592**

e. Price Risk

With exports accounting for 31.3% of the gross revenues of the Parent Company forecast for 2004, and 13.8% of the revenues brought in by its subsidiaries, any volatility in the foreign exchange rate in fact offers a price risk that may have adverse effects on the expected earnings. This risk is offset to some extent by the significant volume of imports shipped in by the companies in the Group and planned for this same year, as shown above.

23 Obligations with Post-Employment Benefits

The Company runs a defined benefit retirement plan for its employees.

In 1982, the Company signed up with the Bradesco Previdência e Seguros S/A pension scheme, whose purpose is to supplement (i) the retirement income of its participants; and (ii) the pensions granted to the surviving spouses of the participants.

The Company pays in monthly contributions on an equal basis with the levies paid by the employees as stipulated by Bradesco Previdência e Seguros S.A., restated on half-yearly basis. These levies cease on the resignation or retirement of the employee.

The costs incurred by the Company through these levies were equivalent to R$ 4,028 (2002 – R$ 5,936).

The future benefits to be paid out are the responsibility of Bradesco Previdência e Seguros S.A. The Company is neither committed nor obliged to cover any underfunding in the supplementary retirement pension plan.

24 Other Information

a. Remuneration of the Management

During the financial year ending on December 31, 2003, the Officers and Board of the Parent Company received remuneration of R$ 9,561 (2002 - R$ 11,201) and R$ 17,069 (2002 - R$ 17,256) respectively in the Consolidated. During the same period, the Parent Company paid/set aside provisions to cover employee bonuses totaling R$ 17,100 (2002 - R$ 34,971) and R$ 44,315 (2002 - R$ 51,965) respectively in the Consolidated.

b. Fiscal Recovery Program (REFIS)

On March 21, 2000, under the Management of the Mendes Júnior Group, indirect subsidiary BMP Siderurgia S/A., opted to settle its fiscal debts through installments, as permitted through Provisional Measure 2,004/2000, enacted through Law 9,964, dated April 10, 2000 ("Fiscal Recovery Program - REFIS").

At the time of this option, the taxes covered by the Fiscal Recovery Program (REFIS) totaled R$ 82,110, as shown in the Table below, having used up R$ 42,283 of the fiscal credits arising from the fiscal losses and negative bases for the settlement of interest and fines.

Tax	Principal	Fine	Interest	Total
INSS	17,408	5,297	12,069	34,774
COFINS	5,045	8,393	6,718	20,156
PIS	4,963	6,735	7,288	18,986
Import tax (II)	810	1,093	1,529	3,432
IPI	654	927	876	2,457
Income Tax & Social Security	475	443	1,387	2,305
TOTAL	**29,355**	**22,888**	**29,867**	**82,110**

The decision to settle through installments based on 1.2% of the gross revenues, pursuant to Article 2, item II, letter "c", of Law N° 9,964/2000, resulted in an amount of R$ 12,950 paid out in 2003. On December 31, 2003, the balance of R$ 73,309 was posted for the Group under "Other accounts payable". The present value of the debts on December 31, 2003, calculated on the basis of the same discount rates as those in the assessment report that gave rise to the premium on the capitalization transactions of Belgo and BMP in BMPS (see Note N° 8 'b') reaches some R$ 65 million, based on Management estimates, and also grounded on the above-mentioned report, whereby the amount of the debt covered by the Fiscal Recovery Program (REFIS) will be paid off in full by the first quarter of 2006.

Assets constituting the property, plant and equipment were attached as collateral in guarantee (mainly equipment and facilities) totaling R$ 66,180 (book-entry value at the time of the option).

The conditions required to remain under the Fiscal Recovery Program (REFIS) include prompt compliance with the obligations arising under the Length of Service Guarantee Fund (FGTS), no default for three consecutive months, or six alternate months for any taxes covered by this Program, and the other provisions in Article 5 of Law N° 9,964 dated April 10, 2000. The Management is unaware of any imminent risk associated with the loss of a special payment system described above.

25 Subsequent Events

a. Partial split of BMPS, followed by the BMPS take-over

On January 1, 2004, the Board approved the partial split of Belgo-Mineira Participação, Indústria e Comércio S.A. (BMP), spinning off part of its assets to its subsidiary, BMP Siderurgia S.A. (BMPS), including all investments owned by BMP in BMPS (Split).

A premium on this investment was registered by BMP with BMPS totaling R$ 1,770 million, which was already being amortized in the books, with no fiscal effects, on the basis of some R$ 29.5 million a month. With this corporate split, the premium will be entered in the BMPS books under the deferred assets account, and will be amortized for accounting and fiscal purposes during a sixty-month period from January 2004 onwards, pursuant to the methodologies stipulated in Instruction 319, issued by the Brazilian Securities Commission (CVM) on December 3, 1999, with the alterations introduced by Instruction 349, also issued by the Brazilian Securities Commission (CVM) on March 6, 2001.

After this corporate split, the value of the BMPS net equity will be lower that the value of the Company investment in BMP, cancelled through this split. This difference of around R$ 950 million will be entered in the accounts as a premium for the Company on the amortization of the deferred assets over this same period, entered in the books by BMPS due to this split. The effects of this amortization on the Company earnings, together with the net amortization of the deferred assets posted with BMPS will be equivalent to that which would arise from the amortization of the premium by BMP prior to the Corporate Split.

As a result of the Corporate Split, the Company holds direct stakes in both BMP and BMPS. The main assets of BMP are credits held against BMPS. In turn, BMPS is the company in charge of fabricating and selling steel products to the civil construction sector (see Explanatory Note 1), as well as investments and stakes in ACINDAR - Industria Argentina de Aceros S.A. and Aço Minas Gerais S.A - AÇOMINAS.

Under extrajudicial liquidation, the Banco Econômico S/A – withdrew from acquiring a stake in AÇOMINAS, as announced through the Relevant Fact disclosed on November 5, 2003.

b. Increase in BMU Capital

Through the credit assignment agreements signed in September and December 2003, Belgo transferred credits to BMP Siderurgia S.A. worth R$ 50 million, held against Acindar. On January 12, 2004, BMP Siderurgia S.A. capitalized Belgo-Mineira Uruguay (BMU) with the received credits.

Already owning the original ONCs issued on May 28, 2001, worth US$ 60 million, BMU signed up for part of the new ONC issue authorized on February 6, 2004, in an amount of US$ 33.3 million, pursuant to the support commitment signed by the financial creditors and Belgo through the Extrajudicial Preventive Agreement (APE) which is currently in the ratification phase.

On January 12, 2004, an amount of R$ 88 million was also capitalized, through the loan contract between BMPS and BMU.

26 Supplementary Information

Supplementing the Financial Statements and Explanatory Notes presenting the equity and financial positions, as well as the Earnings on Operations, Alterations to the Net Equity and the Sources and Uses of Funds of the Parent Company and the Consolidated figures for the financial years, the Cash Flow and Added Value Statements are also presented.

11.01 - Explanatory Notes

THE BOARD

FRANÇOIS MOYEN
CHAIR

ANTÔNIO JOSÉ POLANCZYK
DEPUTY CHAIR

PLÍNIO SIMÕES BARBOSA
Secretary

CARLO PANUNZI
Board Member

PAUL LODEWIJK JUUL EMIEL MATTHYS
Board Member

ROLAND JUNCK
Board Member

LUIZ CARLOS TRABUCO CAPPI
Board Member

JOSE MAURO GUAHYBA DE ALMEIDA
Board Member

CARLOS EDUARDO DE FREITAS
Board Member

THE OFFICERS

CARLO PANUNZI
CEO

MARCOS PIANA DE FARIA
CFO and Investor Relations Director

FERNANDO DA FONSECA MATOS
Business Development and Strategy Director

MÁRCIO MENDES FERREIRA
Human Resources and Administration Director

PAULO GERALDO DE SOUZA
Steel Industry Director

ALONSO STARLING NETO
Wires Director

IBRAHIM ABRAHÃO CHAIM
Steel Sales Director

ANTÔNIO CARLOS FONSECA LARA
Deputy Treasury Director

SIGNATORY

DOMINGOS SÁVIO CARNEIRO DE MENDONÇA
Accountant CRC-MG 32.671/O-6

NDEX

82-3771

BELGO
Grupo Arcelor

COMPANHIA SIDERÚRGICA BELGO-MINEIRA
LISTED COMPANY
CNPJ Nº 24.315.012/0001-73

ANNUAL AND EXTRAORDINARY GENERAL MEETINGS ANNOUNCEMENTS

The Shareholders are hereby invited to attend the Annual and Extraordinary General Meetings to be held at head offices, Avenida Carandaí 1,115, 23rd floor, Belo Horizonte, Minas Gerais State, on April 23, 2004, at 3:00 p.m., to deliberate on the following Order of the Day:

I – ANNUAL GENERAL MEETING

(a) To consider the accounts of the Management, examining, discussing and voting on the Financial Statements for the 2003 financial year.

(b) To approve the allocation of the profits for the 2003 financial year, ratifying the proposed payment of interest on Company capital in the gross amount of R$ 150,030,273.04, pursuant to the decision taken by the Board of the Company on December 19, 2003 and paid out in advance from January 30, 2004 onwards.
To decide on the proposed additional distribution of dividends to the net value of R$ 6,243,429.42 to Shareholders with positions on April 23, 2004, to be paid out as from May 10, 2004 onwards, with no monetary restatement.

(c) To elect a Member of the Board who will remain in office through to the General Meeting in 2005, in order to fill a vacant seat on the Board.

(d) To establish the remuneration of the Management.

II — EXTRAORDINARY GENERAL MEETING

(a) To approve an increase in the equity capital from R$ 1,368,891,220.98 to R$ 2,000,000,000.00, issuing no new shares, through capitalizing the reserves.

The General Meetings may be attended by book-entry Shareholders presenting proof of registration in the share deposit account opened in the name of the shareholder in the records of the depositary institution – Banco Itaú S.A. – up to three days prior to the date of the General Meeting. Shareholders attending the Meeting should present their identity documents. The duly-accredited legal representatives of Shareholders should prove that their proxies were issued less than I (one) year ago, in compliance with Brazilian Law.

Belo Horizonte, April 2, 2004

François Moyen
Antônio José Polanczyk

PUBLISH: April 6, 7 and 8, 2004

NOTE: Publication on the requested dates only.